

PACKETEER®



Proxy Statement
2002 Annual Report



LETTER FROM THE CEO

Dear Fellow Stockholders:

In spite of today's global economic and political uncertainties, I am very enthusiastic about the opportunities that lie ahead for Packeteer. Our consistent quarterly growth during this past year has demonstrated the increasing importance of our products to our customers and markets.

In 2002, Packeteer's revenues of $55 million grew more than 18 percent from 2001, and each quarter during the year we recorded sequentially higher GAAP net income and positive operating cash flows. In 2003, we plan to continue to grow our business and deliver higher net income and increased operating cash flows, although we cannot predict with any certainty the pace of economic recovery in the US and globally, and how that might impact our business. With nearly $66 million in cash and investments on our balance sheet at December 31 2002, I believe we exhibit stability and strength to our customer base, and have resources in place to capitalize on strategic opportunities that may arise.

The increased adoption of our products by enterprises and service providers during the past year was aided by a number of external factors, including growing traffic on public networks and the increased need for businesses to make the most of the limited resources they have, including spending for wide area network bandwidth. Independent studies support this position. For example, a study conducted in late 2002 by Forrester Research found that only 15 percent of 122 top executives interviewed believed that they were doing a good job optimizing the performance of applications and the business processes they support.

In addition, the growth in deployment of business-critical, yet bandwidth-intensive applications, coupled with the challenges posed by peer-to-peer and other aggressive web technologies continues to compromise performance of corporate networks. Surveys from Neilsen NetRatings in late 2002 and early 2003 showed that more than 72 percent of Americans online are using instant messaging, peer-to-peer file sharing programs and media players daily, and more than 54 percent were using streaming video and audio daily at work. A report from Gartner in November 2002 predicted that application growth, multimedia intranets and, later, video would drive large enterprises to expand network capacity by 14X to 16X by 2005. Deployment of Packeteer products allows enterprises to achieve the performance gains associated with capacity increases, but in a smarter, more cost-effective manner.

In 2002, Packeteer saw continued success in enterprise deployments by delivering a solution that enables identification of specific applications on their networks, pinpoints problems, provides tools to maximize the performance of the most important applications, and minimizes or blocks unwanted traffic. We continued to gain traction with service providers offering our products as the basis of managed services to their enterprise customers. Equant and NTT were both strong contributors in 2002, and were responsible for some of our largest deployments.

Continuing to innovate, we delivered new products in 2002 that improved our platform for delivering solutions to our customers' needs. These included a new monitoring product, PacketSeeker™; a new software release for our AppCelera ICX™ product line; and a new version of our ReportCenter™, central management software. Early in 2003, we introduced important new software capabilities with the introduction of PacketShaper Xpress™ which adds compression-based acceleration to our existing application traffic management capabilities.

In May of this past year, Craig Elliott, longtime CEO of Packeteer, retired for health-related reasons. Co-founder Brett Galloway, also left Packeteer in December 2002, to take a position as CEO of an early stage start-up. On behalf of all the employees of Packeteer, I want to thank them both for their significant contributions to Packeteer. Packeteer would certainly not be where it is today without their leadership and hard work, and we are pleased to continue to benefit from their participation on our board of directors.

In closing, I want to thank our customers, strategic partners, vendors and employees who have helped us to define and deliver strong system solutions during the past year. As we focus our efforts in 2003, I think the drivers for our solutions will only continue to grow. We are committed to innovation. We are committed to meeting our customers' needs. And, we are committed to continued business growth.

Sincerely,



Dave Côté
President and CEO, Packeteer



PACKETEER INC

PROXY STATEMENT AND 2002 ANNUAL REPORT

April 22, 2003

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of Packeteer, Inc. to be held on Wednesday, May 21, 2003 at 10:00 a.m., Pacific Standard Time, at the Hilton Garden Inn, 10741 Wolfe Road, Cupertino, California.

Details of the business to be conducted at the annual meeting are given in the attached Proxy Statement and Notice of Annual Meeting of Stockholders. We have also included our 2002 Annual Report as part of this mailing.

We want all stockholders to be represented at the meeting. If you are unable to attend the meeting, please complete, date, and sign the enclosed proxy card, and return it in the enclosed envelope. Even if you plan to attend the meeting, you can conveniently express your views in advance by returning a completed proxy card.

We look forward to seeing you at the meeting.

Sincerely,

DAVE CÔTÉ
President and Chief Executive Officer

PACKETEER, INC.

10201 North De Anza Boulevard
Cupertino, CA 95014
(408) 873-4400

NOTICE OF 2003 ANNUAL MEETING OF STOCKHOLDERS

To Be Held on May 21, 2003

TO OUR STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the 2003 Annual Meeting of Stockholders of Packeteer, Inc., a Delaware corporation (together with its subsidiaries hereinafter referred to as "Packeteer," "Company," "we," "us," and "our"), will be held on Wednesday, May 21, 2003 at 10:00 a.m., Pacific Standard Time, at the Hilton Garden Inn, 10741 Wolfe Road, Cupertino, CA 95014, for the following purposes:

1. To elect three directors to serve until the 2006 Annual Meeting of Stockholders, and until their successors are duly elected and qualified;

2. To approve certain provisions of the 1999 Stock Incentive Plan in order to preserve our ability to deduct in full certain plan-related compensation under Section 162(m) of the Internal Revenue Code;

3. To ratify the appointment of KPMG LLP as our independent auditors for the year ending December 31, 2003; and

4. To transact such other business as may properly come before the annual meeting and any adjournment or postponement thereof.

The foregoing matters are described in more detail in the enclosed proxy statement. The Board of Directors has fixed the close of business on April 4, 2003 as the record date for the determination of the stockholders entitled to notice of, and to vote at, the 2003 Annual Meeting and any postponement or adjournment thereof. Only stockholders of record of the Company as of the close of business on that date will be entitled to receive notice of and to vote at the 2003 Annual Meeting or any postponement or adjournment thereof. For ten days prior to the 2003 Annual Meeting, a list of stockholders entitled to vote at the 2003 Annual Meeting will be available for inspection during ordinary business hours at the executive offices of the Company located at 10201 North De Anza Boulevard, Cupertino, California.

All stockholders are cordially invited to attend the meeting in person. However, to assure your representation at the meeting, you are urged to sign and return the enclosed proxy card as promptly as possible in the enclosed self-addressed envelope. Record holders may also vote electronically or telephonically by following the instructions on the proxy card. The Company's transfer agent, which is tabulating votes cast for the meeting, will count the last vote received from a stockholder, whether delivered by telephone, proxy or ballot or electronically through the Internet. Any stockholder attending the meeting may vote in person even if he or she returned a proxy. However, if a stockholder's shares are held of record by a broker, bank or other nominee and the stockholder wishes to vote at the meeting, the stockholder must obtain from the record holder a proxy issued in his or her name.

Your vote is very important, regardless of the number of shares you own and whether or not you plan to attend the meeting. Please read the attached proxy statement carefully, complete, sign and date the enclosed proxy card as promptly as possible and return it in the enclosed envelope or follow the instructions on the proxy card to vote by telephone or electronically through the Internet. Returning your proxy card or voting by telephone or electronically through the Internet will ensure that your vote is counted if you later decide not to attend the meeting.

By Order of the Board of Directors of Packeteer, Inc.,



David C. Yntema
Secretary

Cupertino, California
April 22, 2003

PACKETEER, INC.

10201 North De Anza Boulevard
Cupertino, CA 95014
(408) 873-4400

PROXY STATEMENT
2003 ANNUAL MEETING OF STOCKHOLDERS

The enclosed Proxy is solicited on behalf of the Board of Directors (the "Board") of Packeteer, Inc., a Delaware corporation ("Packeteer," "Company," "we," "us," and "our") for use at the 2003 Annual Meeting of Stockholders (the "2003 Annual Meeting") to be held on Wednesday, May 21, 2003 at 10:00 a.m., Pacific Standard Time, at the Hilton Garden Inn, 10741 North Wolfe Road, Cupertino, California 95014, or at any postponement or adjournment thereof, for the purposes set forth herein and in the accompanying Notice of 2003 Annual Meeting of Stockholders. Packeteer's principal executive offices are located at 10201 North De Anza Boulevard, Cupertino, California 95014. Packeteer's telephone number at that location is (408) 873-4400.

The Company intends to mail this proxy statement and accompanying proxy card on or about April 22, 2003 to all stockholders entitled to vote at the meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Share Ownership

Stockholders of record at the close of business on April 4, 2003 (the "Record Date") are entitled to notice of and to vote at the 2003 Annual Meeting. At the Record Date, 31,089,291 shares of the Company's common stock ("Common Stock") were issued and outstanding and held of record by approximately 400 stockholders.

Voting and Solicitation

Each share of Common Stock outstanding on the Record Date is entitled to one vote. The required quorum for the transaction of business at the 2003 Annual Meeting is a majority of the votes eligible to be cast by holders of shares of Common Stock issued and outstanding on the Record Date. For purposes of determining the presence of a quorum, abstentions and "broker non-votes" will be counted by the Company as present at the meeting. Abstentions will also be counted by the Company in determining the total number of votes cast with respect to a proposal (other than the election of directors). Broker non-votes will not be counted in determining the number of votes cast with respect to a proposal.

A broker non-vote occurs when a broker submits a proxy card with respect to shares held in a fiduciary capacity (typically referred to as being held in "street name") but declines to vote on a particular matter because the broker has not received voting instructions from the beneficial owner. Under the rules that govern brokers who are voting with respect to shares held in street name, brokers have the discretion to vote such shares on routine matters, but not on non-routine matters. Routine matters include the election of directors, increases in authorized common stock for general corporate purposes and ratification of auditors. Non-routine matters include amendments to stock plans where the aggregate share reserve increase exceeds five percent of the issuer's outstanding stock.

The cost of soliciting proxies will be borne by the Company. Proxies may be solicited by certain of the Company's directors, officers and regular employees, without additional compensation, in person or by telephone or facsimile. In addition, Packeteer may retain the services of one or more firms to assist in the solicitation of proxies for an estimated fee of $8,000 plus reimbursement of expenses. In addition, the Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners.

Voting Electronically via the Internet or by Telephone

Stockholders whose shares are registered in their own names may vote either by returning a proxy card or via the Internet or by telephone. Specific instructions to be followed by any registered stockholder interested in voting via the Internet or by telephone are set forth on the enclosed proxy card. The Internet and telephone voting procedures are designed to authenticate the stockholder's identity and to allow stockholders to vote their shares and confirm that their voting instructions have been properly recorded. If you do not wish to vote via the Internet or telephone, please complete and return the proxy card in the self-addressed, postage paid envelope provided.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to Packeteer (attention: David C. Yntema, Secretary) at our principal offices a written notice of revocation or a duly executed proxy bearing a later date or by attending the 2003 Annual Meeting and voting in person.

Voting of Proxies

All valid proxies received before the 2003 Annual Meeting will be exercised. All shares represented by a proxy will be voted, and where a proxy specifies a stockholder's choice with respect to any matter to be acted upon, the shares will be voted in accordance with that specification. If no choice is indicated on the proxy, the shares will be voted in favor of the proposal.

Stockholder Proposals for 2003 Annual Meeting

Stockholder proposals may be included in our proxy materials for an annual meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in applicable SEC rules. For a stockholder proposal to have been included in our proxy materials for the 2003 Annual Meeting, the proposal must have been received by David C. Yntema, Secretary, Packeteer, Inc., at 10495 North De Anza Boulevard, Cupertino, California 95014, our principal executive offices, not later than December 19, 2002. As of December 19, 2002, the Company had not received any stockholder proposals to be voted on at the 2003 Annual Meeting.

Stockholder business that is not included in our proxy materials for the 2003 Annual Meeting may be brought before the 2003 Annual Meeting so long as we receive notice of the proposal as specified by our bylaws, addressed to the Secretary at our new principal executive offices at 10201 North De Anza Boulevard, Cupertino, California 95014, not earlier than March 22, 2003 and no later than May 1, 2003. Should a stockholder proposal be brought before the 2003 Annual Meeting, however, our management proxyholders will be authorized by our proxy form for the 2003 Annual Meeting to vote for or against the proposal, in their discretion.

Stockholder Proposals for 2004 Annual Meeting

For a stockholder proposal to be included our proxy materials for the 2004 Annual Meeting, the proposal must be received at our principal executive offices, addressed to the Secretary, not later than December 23, 2003.

Stockholder business that is not intended for inclusion in our proxy materials for the 2004 Annual Meeting may be brought before the 2004 Annual Meeting so long as we receive notice of the proposal as specified by our bylaws, addressed to the Secretary at our principal executive offices, not earlier than sixty days prior to the date of the 2004 Annual Meeting and no later than twenty days prior to the date of the 2004 Annual Meeting. Should a stockholder proposal be brought before the 2004 Annual Meeting, however, our management proxyholders will be authorized by our proxy form for the 2004 Annual Meeting to vote for or against the proposal, in their discretion, if we do not receive notice of the proposal, addressed to the Secretary at our principal executive offices, prior to the close of business on March 8, 2004.

PROPOSAL NO. 1:

ELECTION OF DIRECTORS

Our Board is divided into three classes with staggered three-year terms. The number of directors is determined from time to time by the Board and currently consists of eight members. A single class of directors is elected each year at the annual meeting. Subject to transition provisions, each director elected at each such meeting will serve for a three-year term ending on the date of the third annual meeting after his election and until his successor has been elected and duly qualified. Stockholders may not cumulate votes in the election of directors.

Three directors are to be elected at this 2003 Annual Meeting to serve until the 2006 Annual Meeting, and until their successors are elected and duly qualified. Management's nominees for election by the stockholders to these positions are Dr. Hamid Ahmadi, L. William Krause and Peter Van Camp, each of whom is an incumbent director whose term expires on the date of the 2003 Annual Meeting. In the event any of these nominees is unable or unwilling to serve as a nominee, the proxies may be voted for any substitute nominee designated by the present Board or the proxyholders to fill such vacancy, or the Board may be reduced in accordance with our bylaws. The Board has no reason to believe that the persons named will be unable or unwilling to serve as nominees or as directors if elected.

Set forth below is information concerning the ages and backgrounds of the nominees and the other incumbent directors:

Directors to be Elected at the 2003 Annual Meeting

Dr. Hamid Ahmadi, age 49, was appointed to the Board of Directors of Packeteer in December 2000. Dr. Ahmadi is Vice President of the Global Network and IP Services Planning and Development Organization at AT&T Labs-Research in Florham Park, New Jersey, responsible for transport, optical, IP and data network services. Prior to his current position at AT&T, Dr. Ahmadi was Vice President and Chief Technology Architect, Internet and Networking Systems. Prior to joining AT&T in April 1998, he held various positions at IBM Corporation for over fifteen years, where he served as Director of Security and Networking Research at IBM T.J. Watson Research Center. Dr. Ahmadi is currently a Fellow of the Institute of Electrical and Electronics Engineers (IEEE). Dr. Ahmadi holds a B.S., an M.S. and Ph.D. in electrical engineering from Columbia University.

L. William Krause, age 60, was appointed to the Board of Directors of Packeteer in March 2001. Mr. Krause has been Chairman of the Board and Chief Executive Officer of Caspian Networks, Inc., an Internet service provider, since April 2002. In addition, Mr. Krause has been President of LWK Ventures, a private investment company, since November 1998. From September 2001 to February 2002, Mr. Krause was Chairman and Chief Executive Officer of Exodus Communications, Inc., which he guided through Chapter 11 bankruptcy to a sale of assets of the company. From October 1991 to November 1998, he served as President, Chief Executive Officer and director of Storm Technology, Inc., a digital imaging company which filed for protection under federal bankruptcy laws in November 1998. Prior to joining Storm Technology, he served as President and Chief Executive Officer of 3Com Corporation, a global data networking company, from 1981 to 1990, and as its Chairman from 1987 to 1993 when he retired. Mr. Krause is a director of Pinnacle Systems, Inc. and Sybase, Inc. Mr. Krause holds a B.S. in electrical engineering, and received a honorary doctorate of science, from The Citadel.

Peter Van Camp, age 47, was appointed to the Board of Directors of Packeteer in May 2001. Mr. Van Camp serves as Chief Executive Officer of Equinix, Inc., an Internet infrastructure services company. Prior to joining Equinix in May 2000, he served as President, Americas Region for UUNet, a division of WorldCom, Inc., an Internet services company, beginning in January 1997. From October 1982 until January 1997, Mr. Van Camp served as President and Vice President of Sales of CompuServe Network Services, the corporate data networking division of CompuServe, Inc., a network services company. Mr. Van Camp holds a B.S. in accounting with a concentration in computer science from Boston College.

Directors Whose Terms Expire in 2004

Brett D. Galloway, age 39, a co-founder of Packeteer, has served as a Director of Packeteer since its inception. Mr. Galloway serves as Chief Executive Officer, President and director of Airespace, Inc., a networking equipment company. Prior to joining Airespace in November 2002, Mr. Galloway was our Vice President, Corporate Development from May 2000 to November 2002. Mr. Galloway also served as our Chief Operating Officer and as Vice President, Engineering from our inception to January 2001, as our Chief Financial Officer from our inception to January 1999, as our Interim Vice President, Engineering from July 2001 to September 2001, and as our Interim Chief Executive Officer from May 2002 through October 2002. Prior to founding Packeteer, Mr. Galloway served as Director of Engineering at Metricom, Inc. from November 1994 through February 1996 and as its Director of Software Engineering from October 1990 to November 1994. Mr. Galloway holds a B.S. and an M.S. in electrical engineering from Stanford University.

Dave Côté, age 48, has served as President, Chief Executive Officer and director of Packeteer since October 2002. From April 1997 to October 2002, Mr. Côté served as Vice President of Worldwide Marketing and Communication ASSPs (Application-Specific Standard Products) for Integrated Device Technology, Inc., a semiconductor company. From January 1995 to November 1996, Mr. Côté served as Vice President of Marketing and Customer Support for ZeitNet Inc., which was acquired by Cabletron in 1996. From 1979 to 1995, he served in various marketing and sales positions, most recently as Director of Marketing at SynOptics, Inc. (now Nortel Networks). Mr. Côté holds an M.B.A. in business administration from California State University at Sacramento and a B.S. from the University of California at Davis.

Directors Whose Terms Expire in 2005

Steven J. Campbell, age 61, has served as Chairman of the Board of Packeteer since its inception and served as Packeteer's Chief Executive Officer from January 1996 through April 1996. Mr. Campbell was a founder of StrataCom, Inc., a network switching equipment company which was acquired by Cisco Systems in July 1996, where he was employed from January 1986 to June 1986 as Chief Executive Officer, and then from June 1986 to 1990 as Vice President of Engineering and Operations. He headed the PBX development at Rolm Communications, Inc., a telecommunications company, from 1978 through 1983 and held various positions at Intel Corporation, from 1972 through 1978. Mr. Campbell holds a B.S. in electrical engineering from Oregon State University and an M.S. in electrical engineering from Santa Clara University.

Craig W. Elliott, age 42, has served as a director of Packeteer since April 1996. From April 1996 to May 2002, Mr. Elliott served as Chief Executive Officer and President of Packeteer, Inc. Prior to joining Packeteer, Mr. Elliott served as International General Manager of Apple Computer, Inc.'s Online Internet Division from January 1991 to March 1996. From November 1987 to May 1990, Mr. Elliott served as Apple's Product Business Manager in charge of Networking and Communication Products. Mr. Elliott holds a B.S. from Iowa State University.

Joseph A. Graziano, age 59, has served as a director of Packeteer since February 1996. From June 1989 to December 1995, Mr. Graziano was Executive Vice President and Chief Financial Officer of Apple Computer, Inc. and served as a director of Apple from June 1993 until October 1995. From May 1987 to June 1989, Mr. Graziano served as Chief Financial Officer of Sun Microsystems, Inc. From October 1981 to May 1985, he was Chief Financial Officer of Apple Computer, Inc. Mr. Graziano currently serves as a director of Pixar, Inc. Mr. Graziano holds a B.S. in accounting, received an honorary doctorate of business from Merrimack College and is a certified public accountant.

Board Meetings and Committees

Our Board met nine times during the 2002 fiscal year, including six regularly scheduled board meetings and three special board meetings. The Board has an audit committee, a compensation committee and a nominating committee. During the last fiscal year, no director attended fewer than 75% of the total number of meetings of the Board and all of the committees of the Board on which they served, except for Mr. Van Camp who attended six of the meetings of the Board.

From January 1, 2002 through July 17, 2002 the audit committee consisted of Messrs. Campbell, Graziano and Krause. On July 18, 2002, the audit committee was reorganized to consist of Messrs. Ahmadi, Campbell and Graziano, the Chairperson. The audit committee met four times during the 2002 fiscal year. The audit committee recommends the firm to be appointed as independent auditors to audit our financial statements, discusses the scope and results of the audit with the independent auditors, reviews with our management and the independent auditors our interim and year-end operating results, considers the adequacy of the internal accounting controls and audit procedures and reviews the non-audit services to be performed by our independent auditors. The Board adopted and approved a revised charter for the audit committee in 2000, a copy of which was attached to our 2001 Proxy Statement. The Board has determined that all members of the audit committee are "independent" as that term is defined in Rule 4200 of the listing standards of the National Association of Securities Dealers and under the proposed amendments to Rule 4200 and Rule 4350.

From January 1, 2002 through July 17, 2002, the compensation committee consisted of Messrs. Graziano, Krause and Van Camp. On July 18, 2002, the compensation committee was reorganized to consist of Messrs. Krause, the Chairperson, and Van Camp. The compensation committee met five times during the 2002 fiscal year. The compensation committee reviews and recommends the compensation arrangements for our management and administers our equity incentive plans. The Board has determined that all members of the compensation committee are "independent" as that term is defined in the proposed amendments to Rule 4200 and Rule 4350 of the listing standards of the National Association of Securities Dealers.

The nominating committee consisted of Messrs. Ahmadi and Campbell. The nominating committee did not meet during the 2002 fiscal year. The nominating committee recommends the nomination of candidates to serve on the Board. The nominating committee will consider nominees recommended by the Company's stockholders submitted to the Company's secretary prior to the date on which stockholder proposals must be received for inclusion in the Company's proxy statement.

Director Compensation

Our employee directors do not receive any compensation for their services as members of the Board of Directors. Beginning with any regularly scheduled Board meeting held on May 23, 2001 and through December 31, 2002, each non-employee Board member received $1,000 for each regularly scheduled Board meeting that such Board member attended. Beginning January 1, 2003, each non-employee Board member, who is an "independent director" as that term is defined by the National Association of Securities Dealers, will be paid a retainer of $4,000 per fiscal quarter, regardless of the number of Board meetings held or attended by the director during the quarter, and each non-employee Board member who is not an "independent director" will be paid a retainer of $1,500 per fiscal quarter, regardless of the number of Board meetings held or attended by the director during the quarter.

In addition, under the Automatic Option Grant Program for non-employee directors as currently in effect under the Packeteer, Inc. 1999 Stock Incentive Plan (the "1999 Plan"), our non-employee directors are eligible to receive option grants as follows:

- each individual who first joins the Board after May 22, 2002 as a non-employee director will be automatically granted, at the time of such initial election or appointment, an initial option to purchase 30,000 shares of our Common Stock, provided such person has not previously been in our employ; and
- each incumbent non-employee director who is to continue to serve as a non-employee director after the date of each annual stockholders meeting, whether or not such individual is standing for re-election at that particular annual meeting, will be automatically granted, on the date of that annual meeting, an option to purchase 15,000 shares of our Common Stock.

Each option granted to non-employee directors under the Automatic Option Grant Program has or will have an exercise price per share equal to the fair market value per share of Common Stock on the grant date, and has or will have a maximum term of 10 years, subject to earlier termination should the optionee cease to serve as a Board member. Each option granted to a non-employee director under the Automatic Option Grant

Program is immediately exercisable for all the shares subject to the option, but any shares purchased under the option will be subject to repurchase by the Company, at the exercise price paid per share, upon the optionee's cessation of Board service prior to vesting in those shares. The shares subject to each initial option grant will vest in a series of six successive equal semi-annual installments upon the optionee's completion of each six months of Board service over the thirty-six month period measured from the date of grant. The shares subject to each option granted in connection with and on the date of an annual stockholders meeting will be subject to a two year vesting period whereby such annual option grants will vest in a series of two successive equal annual installments upon the optionee's completion of each year of service as a Board member over the two year period measured from the option grant date. The shares subject to each option granted to a non-employee director under the Automatic Option Grant Program will immediately vest in full upon a change in control or ownership as described in the 1999 Plan or upon the optionee's death or disability while a Board member.

On May 22, 2002, the date of the 2002 Annual Meeting, the then non-employee Board members, Messrs. Ahmadi, Campbell, Graziano, Krause, and Van Camp, each received an automatic option grant for 15,000 shares of Common Stock. The exercise price per share in effect under each such option was $6.82, the fair market value per share of Common Stock on the grant date.

Under the terms of indemnification agreements that we enter into with each of our directors, the Company is obligated to indemnify each director against certain claims and expenses for which the director might be held liable in connection with past or future service on the Board. In addition, the Company's Certificate of Incorporation provides that, to the greatest extent permitted by the Delaware General Corporation Law, its directors shall not be liable for monetary damages for breach of fiduciary duty as a director.

Vote Required

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote, which means that if the quorum requirements are met, the three nominees receiving the highest number of votes will be elected at the 2003 Annual Meeting. Unless otherwise instructed, the proxyholders will vote the proxies received by them "FOR" the nominees named above.

Recommendation of the Board

The Board unanimously recommends that the stockholders vote "FOR" election of each of the nominees named above.

EXECUTIVE OFFICERS

The executive officers of the Company and information concerning their ages and background as of April 10, 2003 are listed below:

Dave Côté	48	President, Chief Executive Officer and Director
Manuel R. Freitas	55	Vice President, Operations and Customer Support
Robert W. Hon	49	Vice President, Research and Development
Neil A. Sundstrom	50	Vice President, Worldwide Sales
David C. Yntema	58	Chief Financial Officer and Secretary

Dave Côté has served as President, Chief Executive Officer and director of Packeteer since October 2002. From April 1997 to October 2002, Mr. Côté served as Vice President of Worldwide Marketing and Communication ASSPs (Application-Specific Standard Products) for Integrated Device Technology, Inc., a semiconductor company. From January 1995 to November 1996, Mr. Côté served as Vice President of Marketing and Customer Support for ZeitNet Inc., which was acquired by Cabletron in 1996. From 1979 to 1995, he served in various marketing and sales positions, most recently as Director of Marketing at SynOptics, Inc. (now Nortel Network). Mr. Côté holds an M.B.A. in business administration from California State University at Sacramento and a B.S. from the University of California at Davis.

Manuel R. Freitas has served as Vice President, Operations and Customer Support at Packeteer since May 2000. Mr. Freitas served as an independent operations management consultant from April 1999 until May 2000. Previously, he served as Vice President of Customer Operations for Vividence Corporation, an Internet services company, from November 1999 to February 2000. From February 1990 to March 1999, Mr. Freitas served in various positions at Adobe Systems, Inc., including Vice President of Worldwide Customer Operations from October 1995 to March 1999, interim Vice President of Sales and Support for the Americas from April 1998 to November 1998 and Director of OEM and Developer Support from February 1990 to September 1995. Prior to joining Adobe, Mr. Freitas served in product management, field operations management, and sales management positions at Schlumberger Technologies, an integrated circuit and printed circuit board automatic test equipment company, from 1980 to 1989 and in field engineering and sales positions at General Electric Instrumentation and Communication Equipment Services from 1972 to 1979. Mr. Freitas served in the U.S. Air Force from 1968 to 1972. Mr. Freitas holds a B.A. in business administration from William Patterson College.

Robert W. Hon, Ph.D. has served as Vice President, Research and Development since September 2001. Mr. Hon most recently served as Vice President of Research and Development at Certive, Inc., a small-business services company, from March 2000 to March 2001 and as a Vice President of Research and Development at Cadence Design Systems, an electronic design automation company, from June 1996 to March 2000. Prior to joining Cadence, he held a number of senior development positions at Apple Computer, Inc. from 1988 to 1996. Mr. Hon holds an M.S. and a Ph.D. in computer science from Carnegie-Mellon University and a B.S. in engineering and applied science from Yale University.

Neil A. Sundstrom has served as Vice President, Worldwide Sales for Packeteer since June 1998. From September 1997 to May 1998, Mr. Sundstrom served as Vice President of International Sales for Packeteer. From October 1994 to September 1997, Mr. Sundstrom served as Vice President of Sales for 3Com Corporation's Network Service Provider Division (known as Primary Access prior to its 1995 acquisition by 3Com). From January 1990 to September 1994, Mr. Sundstrom served as Intercontinental Area Manager for SynOptics Communications, Inc., a networking company. Mr. Sundstrom serves as a director of Perle Systems, a publicly held company. Mr. Sundstrom holds a B.A. in psychology from Simon Fraser University, British Columbia.

David C. Yntema has served as Chief Financial Officer and Secretary of Packeteer since January 1999. From May 1994 through August 1998, Mr. Yntema served as Chief Financial Officer and Vice President, Finance and Administration of VIVUS, Inc., a pharmaceutical company. Prior to joining VIVUS, Mr. Yntema served as Chief Financial Officer for EO, Inc., a handheld computer company, MasPar

Computer Corporation, a massively parallel computer company, and System Industries, a storage subsystem company and has held a variety of other financial management positions. Mr. Yntema holds a B.A. in economics and business administration from Hope College, an M.B.A. from the University of Michigan and is a certified public accountant.

Our officers are elected by the Board on an annual basis and serve until their successors have been duly elected and qualified.

There are no family relationships among any of the directors or executive officers of the Company.

EXECUTIVE COMPENSATION

Executive Compensation

The following table sets forth certain summary compensation information with respect to the compensation earned for services rendered to the Company for each of the last three fiscal years by its Chief Executive Officer and each of the four other most highly compensated executive officers whose salary and bonus for the fiscal year ended December 31, 2002 exceeded $100,000 (the "Named Executive Officers"). No executive officers who would have otherwise been included in such table have been excluded by reason of his or her termination of employment or change in executive status during that year.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation	
Name and Principal Position	Year	Salary	Bonus(2)	Securities Underlying Options Granted#)	All Other Compensation(3)
Dave Côté(1) — President and Chief Executive Officer	2002	$ 70,577	$ 42,640	600,000	$ 206
Craig W. Elliott(4) — President and Chief Executive Officer	2002	203,516(5)	37,781	—	219,963(6)
	2001	250,000	19,411	320,000	540
	2000	235,000	68,940	100,000	453
Brett D. Galloway(7) — Interim Chief Executive Officer and Vice President, Corporate Development	2002	189,634	52,194(8)	—	1,522(9)
	2001	190,000	8,361	130,000	356
	2000	180,000	34,835	30,000	335
Manuel R. Freitas(10) — Vice President, Operations and Customer Support	2002	190,000	61,916	—	1068
	2001	190,000	10,564	130,000	911
	2000	109,846	12,928	100,000	535
Robert W. Hon(11) — Vice President, Research and Development	2002	215,600	74,672	—	802
	2001	68,497	—	175,000	228
Neil A. Sundstrom — Vice President, Worldwide Sales	2002	162,500	156,925(12)	—	1,238
	2001	162,500	82,349(13)	135,000	474
	2000	145,000	150,547(14)	30,000	432
David C. Yntema — Chief Financial Officer	2002	190,000	62,380	—	1,998
	2001	190,000	8,316	130,000	1,703
	2000	180,000	32,710	30,000	1,599

---

(1) Mr. Côté joined Packeteer in October 2002.

(2) Figures for the 2002 fiscal year represent amounts earned during the 2002 fiscal year. See "Report of the Compensation Committee on Executive Compensation" for information concerning the determination and payment of bonuses.

(3) Represents premiums paid for group term life insurance benefits, unless otherwise noted.

(4) Mr. Elliott held the position of President and Chief Executive Officer from April 1996 until May 2002.

(5) Includes (i) salary paid to Mr. Elliott while serving as our President and Chief Executive Officer and while on a medical leave of absence from May 14, 2002 through September 16, 2002, and (ii) accrued vacation paid to Mr. Elliott upon the termination of his employment. During fiscal year 2002, Mr. Elliott reimbursed us for $69,251 of this figure by transferring to us the disability payments received by him in connection with his medical leave of absence.

(6) Represents (i) $2,000 paid to Mr. Elliott for his services as a non-employee director for the October and December 2002 regularly scheduled board meetings, (ii) $611 paid on behalf of Mr. Elliott for group term life insurance premiums, (iii) $217,352 in payments to Mr. Elliott in connection with the termination of his employment, of which $72,917 in aggregate was paid in semi-monthly installments during fiscal year 2002, $50,000 will be paid in a lump sum on February 2003 and $94,435 in aggregate to be paid in semi-monthly installments from January to May 14, 2003. Pursuant to the terms of his separation agreement with us, Mr. Elliott will reimburse us for approximately $45,759 of the $144,435 to be paid to him in fiscal year 2003 by transferring to us the disability payments received by him during the period. See "Employment Agreements and Termination of Employment and Change in Control Arrangements" for information concerning Mr. Elliott's separation agreement.

(7) Mr. Galloway held the position of Interim Chief Executive Officer from May 2002 through October 2002 and Vice President, Corporate Development from May 2000 to November 2002.

(8) Includes $20,968 earned as a bonus while Mr. Galloway held the position of Interim Chief Executive Officer.

(9) Represents amount paid to Mr. Galloway for his services as a non-employee director for the December 2002 regularly scheduled board meeting, and $522 paid on behalf of Mr. Galloway for group term life insurance premiums.

(10) Mr. Freitas joined Packeteer in May 2000.

(11) Mr. Hon joined Packeteer in September 2001.

(12) Represents $46,859 in bonuses and $110,066 in commissions.

(13) Represents $13,635 in bonuses paid in 2001 and $68,714 in commissions.

(14) Represents $38,892 in bonuses paid in 2000 and $111,655 in commissions.

OPTION GRANTS IN FISCAL YEAR 2002

The following table sets forth the specified information about the grants of options to purchase our Common Stock made during the 2002 fiscal year to the Named Executive Officers. Except with respect to Mr. Côté, no option grants were made to any of the Named Executive Officers during the 2002 fiscal year. No stock appreciation rights were granted to the Named Executive Officers during the 2002 fiscal year.

Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in Fiscal Year(2)	Exercise Price per Share(3)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Price Appreciation for Option Term(4)	
					5%	10%
Dave Côté	600,000	24.80%	$3.50	10/7/2012	$1,320,679	$3,346,859

(1) This option was granted under the 1999 Plan and will vest and become exercisable in the following manner: 25% of the shares vest and are exercisable upon completion of twelve months of service measured from the date of grant (October 7, 2002) and the remainder of the shares in thirty-six equal monthly installments upon completion of each additional month of service thereafter. See "Employment Agreements and Termination of Employment and Change in Control Arrangements" for a description of the applicable acceleration features. The option has a ten-year term, subject to early termination following Mr. Côté's cessation of service. See "Report of the Compensation Committee on Executive Compensation" for additional information.

(2) Based on an aggregate of 2,419,575 options granted to employees, consultants and directors during the 2002 fiscal year, including 1,441,575 options granted on June 3, 2002 pursuant to the Company's offer in November 2001 to exchange outstanding options to purchase Common Stock having an exercise price per share of $5.00 or more for replacement options.

(3) The exercise price per share of the option was equal to the fair market value of the Common Stock on the date of grant as determined by the closing selling price as reported by the NASDAQ National Market.

(4) Potential gains are net of exercise price, but before taxes associated with exercise. The potential realizable value is calculated based on the term of the option on the date of grant, which is ten years. It is calculated assuming that the fair market value of the Common Stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. There can be no assurance provided to any executive officer or other holder of the Common Stock that the actual stock price appreciation over the ten-year option term will be at the assumed 5% or 10% levels or at any other defined level. Actual gains, if any, on stock option exercise are dependent on the future performance of our Common Stock, overall market conditions and the option holders' continued employment through the vesting period. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from those option grants which were made to the Named Executive Officers with an exercise price equal to the fair market value of the Common Stock on the grant date.

OPTION EXERCISES IN FISCAL YEAR 2002 AND FISCAL YEAR-END 2002 OPTION VALUES

The following table sets forth information with respect to the Named Executive Officers concerning option exercises for the fiscal year ended December 31, 2002 and exercisable and unexercisable options held as of December 31, 2002. No stock appreciation rights were held by the Named Executive Officers at the end of the year.

Name	Shares Acquired on Exercise	Value Realized(1)	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End(3)	
			Exercisable	Unexercisable(2)	Exercisable	Unexercisable
Dave Côté	—	—	—	600,000	—	$2,016,000
Craig W. Elliott	30,000(4)	$ 79,255	373,748	235,002	$772,157	335,043
Brett D. Galloway ...	44,000(5)	102,460	78,707	94,584	107,365	152,293
Manuel R. Freitas ...	—	—	108,124	121,876	62,707	152,293
Robert W. Hon......	—	—	54,687	120,313	101,718	223,782
Neil A. Sundstrom ...	19,531	43,970	70,415	99,794	71,456	161,046
David C. Yntema	130,000	101,235	69,686	100,314	78,819	171,546

(1) Represents the difference between the aggregate fair market value of the purchased shares at the time of exercise and the aggregate exercise price paid for the shares.

(2) Options vest and become exercisable in the following manner: 25% of the shares vest and are exercisable upon completion of twelve months of service measured from the date of grant and the remainder of the shares vest in thirty-six equal monthly installments upon completion of each additional month of service thereafter. See "Employment Agreements and Termination of Employment and Change in Control Arrangements" for a description of the applicable acceleration features.

(3) Based on a market value of $6.86 per share, the closing selling price of the Common Stock as reported by the NASDAQ National Market on December 31, 2002, less the exercise price payable for those shares.

(4) 31,250 shares of unvested options granted under the 1996 Equity Incentive Plan held by Mr. Elliott were cancelled on September 16, 2002, the effective date of the termination of Mr. Elliott's employment with Packeteer. However, any unvested options granted to Mr. Elliott under the 1999 Stock Incentive Plan shall continue to vest subject to the terms of the option grant so long as Mr. Elliott continues to serve as a director.

(5) 5,209 shares of unvested options granted under the 1996 Equity Incentive Plan held by Mr. Galloway were cancelled on November 19, 2002, the effective date of the termination of Mr. Galloway's employment with Packeteer. However, any unvested options granted to Mr. Galloway under the 1999 Stock Incentive Plan shall continue to vest subject to the terms of the option grant so long as Mr. Galloway continues to serve as a director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the specified information regarding the beneficial ownership of the Common Stock as of March 18, 2003 of (i) each person known to Packeteer to beneficially own more than 5% of the Common Stock, (ii) each director or director nominee of Packeteer, (iii) each of the Named Executive Officers, and (iv) all directors and executive officers of Packeteer as a group.

	Common Stock	
Name of Beneficial Owner	Number of Shares Beneficially Held	Percent of Class(1)
T. Rowe Price Associates, Inc.(2) 100 E. Pratt Street Baltimore, MD 21202	3,804,600	12.26
Brett D. Galloway(3)	1,692,341	5.44
Berkeley International Capital Limited(4) 6 Minden Place St. Helier Jersey, JE2 4WQ, Channel Islands	1,662,069	5.36
Craig W. Elliott(5)	892,750	2.84
Steven J. Campbell(6)	626,896	2.02
Joseph A. Graziano(7)	526,000	1.69
David C. Yntema(8)	182,291	*
Neil A. Sundstrom(9)	112,538	*
Manuel R. Freitas(10)	104,791	*
Robert W. Hon(11)	74,916	*
Dr. Hamid Ahmadi(12)	40,000	*
L. William Krause(13)	40,000	*
Peter Van Camp(14)	40,000	*
Dave Côté	0	*
All directors and officers as a group (12 persons)(15)	4,332,523	13.55

* Less than 1%.

(1) As of March 18, 2003, we had outstanding 31,028,686 shares of Common Stock. The persons named in this table have sole voting power with respect to all shares of Common Stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock, which that person could purchase by exercising outstanding options and options that will become exercisable within 60 days of March 18, 2003, including any outstanding options which are immediately exercisable, are deemed outstanding for the purpose of computing the percentage ownership of that person. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the address of each person listed on the table is c/o Packeteer, Inc., 10201 N. De Anza Boulevard, Cupertino, California 95014.

(2) Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 7, 2003.

(3) Includes 78,750 shares of Common Stock issuable upon exercise of exercisable and vested options within 60 days of March 18, 2003. Includes 120,000 shares held by the Galloway Family 2000 Charitable Remainder Unitrust, of which Mr. Galloway is a co-trustee and 1,493,591 shares held by the Brett and Michelle Galloway Revocable Living Trust, of which Mr. Galloway and his wife are co-trustees.

(4) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 4, 2003.

(5) Includes 358,750 shares of Common Stock issuable upon exercise of exercisable and vested options within 60 days of March 18, 2003. Includes 70,000 shares held by the Elliott Children's Trust for the benefit of Mr. Elliott's minor children of which Wells Fargo is Trustee.

(6) Includes 600,896 shares held by the Steven J Campbell Rev Trust DTD 5/22/2000, of which Mr. Campbell is trustee and 26,000 shares of Common Stock issuable upon exercise of immediately exercisable options held by Mr. Campbell, of which 11,000 will be vested within 60 days of March 18, 2003.

(7) Includes 26,000 shares of Common Stock issuable upon exercise of immediately exercisable options held by Mr. Graziano, of which 11,000 will be vested within 60 days of March 18, 2003.

(8) Includes 105,000 shares held by the David C. Yntema Trust, of which Mr. Yntema is Trustee and 77,291 shares of Common Stock issuable upon exercise of exercisable and vested options within 60 days of March 18, 2003.

(9) Includes 86,771 shares of Common Stock issuable upon exercise of exercisable and vested options within 60 days of March 18, 2003. Includes 1,000 shares held by Neil Sundstrom, as Custodian under the California Uniform Transfers to Minors Act, for the benefit of Eric John Sundstrom and Lee Roland Sundstrom until age 18.

(10) Includes 104,791 shares of Common Stock issuable upon exercise of exercisable and vested options within 60 days of March 18, 2003.

(11) Includes 72,916 shares of Common Stock issuable upon exercise of exercisable and vested options within 60 days of March 18, 2003.

(12) Includes 40,000 shares of Common Stock issuable upon exercise of immediately exercisable options, of which 17,001 shares will be vested within 60 days of March 18, 2003.

(13) Includes 40,000 shares of Common Stock issuable upon exercise of immediately exercisable options, of which 17,001 shares will be vested within 60 days of March 18, 2003.

(14) Includes 40,000 shares of Common Stock issuable upon exercise of immediately exercisable options, of which 17,001 shares will be vested within 60 days of March 18, 2003.

(15) Includes 951,269 shares of Common Stock issuable upon exercise of exercisable options, of which 852,272 shares will be vested within 60 days of March 18, 2003.

EQUITY COMPENSATION PLAN INFORMATION

We currently maintain three compensation plans that provide for the issuance of our Common Stock to officers and other employees, directors and consultants. These consist of the 1999 Stock Incentive Plan ("1999 Plan") and the 1999 Employee Stock Purchase Plan (the "1999 ESPP"), each of which have been approved by stockholders. In addition, certain nonstatutory stock options granted under individual arrangements, which have not been approved by stockholders remain outstanding. The following table sets forth information regarding outstanding options and shares reserved for future issuance under the foregoing plans and individual arrangements as of December 31, 2002:

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)
Equity compensation plans approved by stockholders	5,054,576	8.72	3,586,124(1)
Equity compensation plans not approved by stockholders(2)	60,583	1.12	—
Total	5,115,159		3,586,124

(1) Includes 1,777,495 shares that are reserved for issuance under the 1999 ESPP. The shares that are reserved for issuance under the 1999 Plan and under the 1999 ESPP are subject to automatic increase on January 1 of each year by a number of shares equal to 5% and 2%, respectively, of our outstanding shares as of the close of business on December 31 of the preceding calendar year.

(2) Consists of nonstatutory stock options that remain outstanding under 5 individual arrangements. All of these options were granted before our initial public offering in July 1999. They have terms of ten years and are presently exercisable.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

It is the duty of the compensation committee to review and determine the salaries and bonuses of executive officers of the Company, including the Chief Executive Officer, and to establish the general compensation policies for such individuals. The compensation committee also has the sole and exclusive authority to make discretionary option grants to the Company's executive officers under the Company's 1999 Plan.

The compensation committee believes that the compensation programs for the Company's executive officers should reflect the Company's performance and the value created for the Company's stockholders. In addition, the compensation programs should support the short-term and long-term strategic goals and values of the Company and should reward individual contribution to the Company's success. The Company is engaged in a very competitive industry, and the Company's success depends upon its ability to attract and retain qualified executives through the competitive compensation packages it offers to such individuals.

General Compensation Policy. The compensation committee's policy is to provide the Company's executive officers with compensation opportunities which are:

- based upon their personal performance, the financial performance of the Company and their contribution to that performance; and
- competitive enough to attract and retain highly skilled individuals.

Each executive officer's compensation package is comprised of three elements:

- base salary that is competitive with the market and reflects individual performance;
- annual variable incentive bonuses payable in cash and tied to the Company's achievement of annual financial performance goals; and
- long-term stock-based incentive awards designed to strengthen the mutuality of interests between the executive officers and the Company's stockholders.

As an officer's level of responsibility increases, a greater proportion of his or her total compensation will be dependent upon the Company's financial performance and stock price appreciation rather than base salary.

The Company retains the services of an independent compensation consulting firm to advise the compensation committee as to how the Company's executive compensation levels compare to those of other companies within and outside of the industry.

Factors. The principal factors that were taken into account in establishing each executive officer's compensation package for the 2002 fiscal year are described below. However, the compensation committee may in its discretion apply entirely different factors, such as different measures of financial performance, for future fiscal years.

Base Salary. In setting base salaries, the compensation committee reviewed published compensation survey data for its industry. The compensation committee also reviewed detailed compensation data incorporated into the proxy statements of fourteen companies it had identified as comparable by industry that was compiled and analyzed by the consulting firm. The base salary for each officer reflects the salary levels for comparable positions in the published surveys and the comparative group of companies, as well as the individual's personal performance and internal alignment considerations. The relative weight given to each factor varies with each individual in the sole discretion of the compensation committee. Each executive officer's base salary is adjusted each year on the basis of:

- the compensation committee's evaluation of the officer's personal performance for the year;
- the competitive marketplace for persons in comparable positions; and
- the Company's performance and profitability.

Annual Incentives. The annual incentive bonus for the Chief Executive Officer and the other executive officers is based on a percentage of each officer's base pay adjusted to reflect the actual financial performance of the Company and the attainment of the officer's individual goals. For purposes of the determination of executive bonuses, the Company's financial performance is measured in terms of revenue and profit as compared to plan. If earned, bonuses are paid semi-annually. Commissions paid to Mr. Sundstrom, Vice President of Worldwide Sales, are not part of this annual incentive bonus program.

Long Term Incentives. Generally, stock option grants are made annually by the compensation committee to each of the Company's executive officers. Each grant is designed to align the interests of the executive officer with those of the stockholders and provide each individual with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business. Each grant allows the officer to acquire shares of the Common Stock at a fixed price per share (the fair market value on the grant date) over a specified period of time (up to ten years). Each option generally becomes exercisable in a series of installments over a 4-year period, contingent upon the officer's continued employment with the Company. Accordingly, the option will provide a return to the executive officer only if he or she remains employed by the Company during the vesting period, and then only if the market price of the shares appreciates over the option term. The size of the option grant to each executive officer, including the Chief Executive Officer, is set by the compensation committee at a level that is intended to create a meaningful opportunity for stock ownership based upon the individual's current position with the Company, the individual's personal performance in recent periods and his or her potential for future responsibility and promotion over the option term. The compensation committee also takes into account the number of unvested options held by the executive officer in order to maintain an appropriate level of equity incentive for that individual. The relevant weight given to each of these factors varies from individual to individual. The compensation committee has established certain guidelines with respect to the option grants made to the executive officers, but has the flexibility to make adjustments to those guidelines at its discretion.

CEO Compensation. Mr. Craig Elliott resigned his position as the Company's Chief Executive Officer in May 2002. Mr. Brett Galloway was appointed as Interim Chief Executive Officer in May 2002 and held that position until Mr. Dave Côté was appointed as the Company's Chief Executive Officer on October 7, 2002. The compensation paid to each of the above-named individuals for the fiscal year 2002 is shown in the summary compensation table included above. In setting the total compensation payable to the Company's Chief Executive Officer for the 2002 fiscal year, the compensation committee sought to make that compensation competitive with the compensation paid to the chief executive officers of the companies in the surveyed group, while at the same time assuring that a significant percentage of compensation was tied to Company performance and stock price appreciation. With respect to Mr. Côté's base salary for the 2002 fiscal year, the objective of the compensation committee was to be competitive with the base salary levels in effect for chief executive officers in similar companies and industries and to provide him with a level of stability and certainty each year and not have this particular component of compensation effected to any significant degree by Company performance factors. For the 2002 fiscal year, Mr. Côté's base salary was approximately at the median of the base salary levels of other chief executive officers at the surveyed companies. Mr. Côté's annual incentive bonus, however, was primarily dependent upon corporate performance. The compensation committee awarded stock options consistent with newly hired CEO's in companies at a similar stage and size to Mr. Côté in 2002 fiscal year in order to provide him with an equity incentive to contribute to the financial success of the Company. The options will have value for Mr. Côté only if he remains employed by the Company during the vesting period, and then only if the market price of the underlying option shares appreciates over the market price in effect on the date the grant was made.

Compliance with Internal Revenue Code Section 162(m). Section 162(m) of the Internal Revenue Code generally disallows a corporate tax deduction for annual compensation exceeding $1 million paid to the chief executive officer or to any of the four other most highly compensated officers of a publicly held company. However, under applicable tax regulations, this deduction limit generally does not apply to compensation realized under a plan in existence prior to a company's initial public offering until the first meeting of stockholders at which directors are to be elected held after the close of the third calendar year following the calendar year of the initial public offering. Accordingly, we believe that compensation realized in connection with options granted under the 1999 Plan prior to the 2003 Annual Meeting will not be subject to the deduction limit. Following the 2003 Annual Meeting, only compensation realized in connection with awards granted under the 1999 Plan that qualifies as performance-based compensation will be excluded from the deduction limit. For this reason, the Company is requesting that the stockholders approve at the 2003 Annual Meeting certain provisions of the 1999 Plan intended to qualify as performance-based compensation that may be realized by the Company's executive officers in connection with stock options, stock appreciation rights and certain stock issuance awards granted under the 1999 Plan. Non-performance based compensation paid to the executive officers for the 2002 fiscal year did not exceed the $1 million limit per officer. Because it is unlikely that the cash compensation payable to any of the executive officers in the foreseeable future will approach the $1 million limit, the compensation committee has decided at this time not to take any action to limit or restructure the elements of cash compensation payable to the executive officers. The compensation committee will reconsider this decision should the individual cash compensation of any executive officer ever approach the $1 million level.

It is the opinion of the compensation committee that the executive compensation policies and plans provide the necessary total remuneration program to properly align the Company's performance and the interests of the Company's stockholders through the use of competitive and equitable executive compensation in a balanced and reasonable manner, for both the short and long-term.

SUBMITTED BY THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

L. William Krause, Chairperson
Peter Van Camp

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

From January 1, 2002 through July 17, 2002, the compensation committee consisted of Messrs. Graziano, Krause and Van Camp. After July 17, 2002, the compensation committee of the Board consisted of Messrs. Krause and Van Camp. None of the members of the compensation committee in the 2002 fiscal year are, or have ever been, employees or officers of the Company.

No current executive officer of the Company has ever served as a member of the board or compensation committee of any other entity that has or has had one or more executive officers serving as a member of the Board or compensation committee.

STOCK PRICE PERFORMANCE

The graph depicted below shows a comparison of cumulative total stockholder returns for the Company, the NASDAQ National Market Composite Index and the Standard and Poors 500 Index for the period commencing July 28, 1999, the date of our initial public offering, and ending on December 31, 2002. The past performance of our Common Stock is no indication of future performance.

Comparison of Cumulative Total Return From July 28, 1999 through December 31, 2002(1): Packeteer, Inc., NASDAQ National Market Composite Index and S&P 500 Index



Packeteer, Inc.
NASDAQ National Market Composite Index
S&P 500 Index
DOLLARS
350
300
250
200
150
100
50
0
7/28/1999
12/31/1999
12/29/2000
12/31/2001
12/31/2002

	7/28/1999	12/31/1999	12/29/2000	12/31/2001	12/31/2002
Packeteer, Inc.	$100	250	44	26	24
NASDAQ National Market Composite Index	$100	151	91	72	49
S&P 500 Index	$100	108	97	84	64

(1) The graph assumes that $100 was invested in the Company at the closing price on July 28, 1999, in our Common Stock and in each index, and that all dividends were reinvested. No cash dividends have been declared on the Common Stock.

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

We do not presently have any employment contracts in effect with any of the executive officers named in the summary compensation table above except with respect to Mr. Côté, our current Chief Executive Officer. We provide incentives such as salary, benefits and option grants to attract and retain qualified employees.

The employment agreement with Mr. Côté, our Chief Executive Officer, provides for the payment to Mr. Côté of a starting annual salary and annual bonus, subject to change at the discretion of the Board or the Compensation Committee of the Board. The agreement also provides that Mr. Côté's employment is "at will", and may be terminated by us at any time with or without cause. In the event that the Company terminates Mr. Côté's employment without cause prior to a change in control, Mr. Côté shall continue to receive his monthly salary for a period of (i) six months, if terminated prior to the 12-month anniversary of his employment with Packeteer; or (ii) twelve months, if terminated after the 12-month anniversary of his employment with Packeteer. In the event that, within twelve months following the date of a change in control, Mr. Côté's employment with us is either terminated by us without cause or by Mr. Côté due to a substantial diminution in duty, Mr. Côté shall receive his then current base salary as a severance payment for a period of twelve months. Pursuant to the agreement, Mr. Côté was also granted an option under our 1999 Plan to purchase 600,000 shares of our Common Stock. See "Option Grants in Fiscal Year 2002" for more information concerning this grant. In the event of a change of control following which Mr. Côté is not the Chief Executive Officer and President of the surviving entity of such transaction, any unvested option shares then held by Mr. Côté would accelerate and become vested in the following increments: (i) 25% of any unvested option shares then held by Mr. Côté and granted to Mr. Côté within 12 months of the closing date of such a change of control transaction, shall become vested and exercisable; (ii) 50% of any unvested option shares then held by Mr. Côté and granted to Mr. Côté within the period beginning 24 months prior to the closing date of such a change of control transaction and ending 12 months prior to such date, shall become vested and exercisable; and (iii) 100% of any unvested option shares then held by Mr. Côté and granted to Mr. Côté during any period more than 24 months prior to the closing date of such a change of control transaction, shall become vested and exercisable.

In the event of a change of control, Mr. Yntema, our Chief Financial Officer, will receive his base salary and bonus for one year.

We entered into a separation agreement with Mr. Elliott in May 2002 that provides for payment to Mr. Elliott of the base salary he earned as our Chief Executive Officer through May 14, 2003 less (i) applicable deductions and withholdings and (ii) any disability payments received by Mr. Elliott during the period. Additionally, the agreement provides that Mr. Elliott is entitled to the 2002 bonus he earned during the period in which he served as our Chief Executive Officer along with an additional payment of $50,000 payable in February 2003. Pursuant to the agreement, options held by Mr. Elliott that were granted under the 1999 Stock Incentive Plan will continue to vest as long as Mr. Elliott remains an active member of Packeteer's Board of Directors. However, the unvested portion of the option held by Mr. Elliott that was granted under the 1996 Equity Incentive Plan was cancelled as of Mr. Elliott's employment separation date of September 16, 2002 and the vested portion of that option will remain exercisable until September 16, 2003.

Options granted to the executive officers named in the summary compensation table under our 1999 Plan are or will be subject to the following provisions in the event of a change in control of the Company:

- Each outstanding option granted under the Discretionary Option Grant Program will automatically vest in full, unless it is assumed or otherwise continued in effect by the successor corporation or replaced with a cash incentive program which preserves the spread existing on the unvested option shares (the excess of the fair market value of those shares over the option exercise price payable for such shares) and provides for subsequent payout in accordance with the same vesting schedule in effect for those option shares; and

- All unvested shares of our Common Stock that were issued upon exercise of options granted under the Discretionary Option Grant and Stock Issuance Programs and which are outstanding at the time of the change of control will automatically vest in full, unless the Company's repurchase rights with respect to those shares are assigned to the successor corporation or otherwise continued in effect; and

- The shares subject to each option under the Salary Investment Option Grant will automatically vest in full and become fully exercisable.

In addition, the compensation committee, as administrator of our 1999 Plan, has or will have, under the terms of those plans, complete discretion to grant options under the Discretionary Option Grant Program with terms that provide that such options will become automatically exercisable and vested in full in the event the optionee's service with the Company or the successor entity is terminated (actually or constructively) within a designated period following a change in control transaction in which those options are assumed or otherwise continued in effect. Furthermore, under the terms of our 1999 Plan, the compensation committee has or will have the discretion to grant options under the Discretionary Option Grant Program with terms that provide that such options will automatically vest in full upon a change in control, whether or not the options are to be assumed or otherwise continued in effect.

Under the 1999 Plan, a change in control will be deemed to occur upon (i) an acquisition of the Company by merger or asset sale, (ii) the successful completion of a tender offer for more than 50% of the Company's outstanding voting stock or (iii) a change in the majority of the Board effected through one or more contested elections for Board membership.

All options granted under the Packeteer, Inc. 1996 Equity Incentive Plan (the "1996 Plan") provided that upon certain mergers or other changes in control of the Company, the shares subject to the option will automatically vest as if the holder had held the option for twice the amount of time as he or she actually has held the option, but any unexercised options will terminate upon such closing unless assumed by the successor entity. However, the compensation committee has the discretion to extend the acceleration provisions of the 1999 Plan to options outstanding under the 1996 Plan.

PROPOSAL 2:

APPROVAL OF CERTAIN PROVISIONS OF 1999 STOCK INCENTIVE PLAN

Our stockholders have previously approved the Packeteer, Inc. 1999 Stock Incentive Plan (the "1999 Plan"), under which employees, consultants and members of the Board of Directors may be granted options and other rights to acquire shares of Common Stock. The stockholders now are being asked to approve certain provisions of the 1999 Plan solely for the purpose of preserving our ability to deduct in full for federal income tax purposes the compensation recognized by our executive officers in connection with certain awards that may be granted in the future under the 1999 Plan.

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally denies a corporate tax deduction for annual compensation exceeding $1 million paid to the chief executive officer or to any of the four other most highly compensated officers of a publicly held company. However, certain types of compensation, including performance-based compensation, are generally excluded from this limit. To enable compensation in connection with stock options, stock appreciation rights and certain stock issuance awards granted following the 2003 Annual Meeting under the 1999 Plan to qualify as "performance-based" within the meaning of Section 162(m), the grant of such awards must be made by a compensation committee of the Board comprised solely of two or more "outside directors," as defined by Section 162(m), the compensation an employee could receive in connection with such awards must be based solely on an increase in the value of the Common Stock after the date of grant, and the 1999 Plan must state the maximum number of shares for which such awards may be granted to any employee during a specified period. In addition, compensation related to such awards will qualify as performance-based only if the stockholders approve the class of employees eligible to receive such awards and the limit on the maximum number of shares for which such awards may be granted to an employee.

The Board of Directors believes that it is in the best interests of the Company and its stockholders to continue to preserve the ability of the Company to deduct in full compensation related to stock options, stock appreciation rights and certain stock issuance awards granted under the 1999 Plan. Therefore, solely for the purpose of qualifying such compensation as performance-based under Section 162(m) of the Code, the stockholders are asked to approve the following provisions of the 1999 Plan (the "Section 162(m) Qualifying Provisions"):

- All employees of the Company or any parent or subsidiary corporation of the Company are eligible to be granted stock options, stock appreciation rights and direct stock issuance awards under the 1999 Plan.
- No participant may receive under the 1999 Plan options, separately exercisable stock appreciation rights and direct stock issuances for more than 750,000 shares of Common Stock in the aggregate per calendar year, provided that this limit will be appropriately adjusted for stock splits, stock dividends and similar changes to the Company's capital structure.

Summary of the 1999 Plan

The following is a summary of the principal features of the 1999 Plan. Any stockholder who wishes to obtain a copy of the actual plan document may do so upon written request to the Company at 10201 North De Anza Boulevard, Cupertino, California 95014.

Equity Incentive Programs Authorized. The 1999 Plan consists of five separate equity incentive programs: (i) the Discretionary Option Grant Program, (ii) the Stock Issuance Program, (iii) the Salary Investment Option Grant Program, (iv) the Automatic Option Grant Program for non-employee Board members and (v) the Director Fee Option Grant Program. The principal features of each program are described below.

Authorized Shares. Currently, a maximum of 9,686,720 of the authorized but unissued or reacquired shares of Common Stock may be issued under the 1999 Plan. This share reserve consists of (i) the 3,845,917 shares of Common Stock initially reserved for issuance under the 1999 Plan (including the shares of

Common Stock subject to the outstanding options under the predecessor 1996 Equity Incentive Plan (the "1996 Plan") which have been transferred to the 1999 Plan) plus (ii) the additional 1,340,000, 1,473,311, 1,497,551 and 1,529,941 shares added to the reserve pursuant to the automatic share increase provisions of the 1999 Plan on January 3, 2000, January 2, 2001, January 2, 2002 and January 2, 2003, respectively. The number of shares authorized for issuance under the 1999 Plan will automatically increase on the first trading day of each subsequent calendar year during the term of the 1999 Plan by an amount equal to 5% of the total number of shares of Common Stock outstanding on the last trading day of the immediately preceding calendar year, but in no event will any such annual increase exceed 3,000,000 shares.

As of March 18, 2003, options to purchase 5,349,526 shares remained outstanding and 2,714,923 shares remained available for future grant. Shares subject to any outstanding options under the 1999 Plan (including options transferred from the 1996 Plan) which expire or otherwise terminate prior to exercise in full will be available for subsequent issuance under the 1999 Plan. Unvested shares issued under the 1999 Plan that we subsequently repurchase at their original purchase price pursuant to the Company's purchase rights under the 1999 Plan will also become available for subsequent issuance. However, any shares subject to stock appreciation rights exercised under the 1999 Plan will not be available for reissuance.

To enable compensation received in connection with options, stock appreciation rights and certain stock issuance awards granted under the 1999 Plan to qualify as "performance-based," within the meaning of Section 162(m) of the Code, the 1999 Plan limits the size of such awards. Under this limit, no participant may receive under the 1999 Plan in any calendar year options, separately exercisable stock appreciation rights and direct stock issuances for more than 750,000 shares of Common Stock in the aggregate.

In the event any change is made to the outstanding shares of Common Stock by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class without the Company's receipt of consideration, appropriate adjustments will be made to (i) the maximum number and/or class of securities issuable under the 1999 Plan, (ii) the maximum number and/or class of securities for which any one person may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances under the 1999 Plan in any calendar year, (iii) the number and/or class of securities for which options are to be granted under the Automatic Option Grant Program, (iv) the number and/or class of securities and the exercise price per share under each option outstanding under the 1999 Plan (including options transferred from the 1996 Plan to the 1999 Plan) and (v) the maximum number and/or class of securities by which the share reserve under the 1999 Plan is to increase automatically each year. Such adjustments will be effected in a manner to preclude any dilution or enlargement of benefits under the 1999 Plan or the outstanding options.

Administration. The 1999 Plan is administered by the Board of Directors or a committee of the Board, which, in the case of awards intended to qualify for performance-based compensation treatment under Section 162(m), must be comprised solely of two or more "outside directors" within the meaning of Section 162(m). The compensation committee of the Board has the exclusive authority to administer the Discretionary Option Grant and Stock Issuance Programs with respect to the grant of stock options, stock appreciation rights and stock issuance awards to executive officers and non-employee Board members and also has the authority to grant such awards under those programs to all other eligible individuals. However, the Board has appointed a secondary committee of one Board member to have separate but concurrent authority to grant awards under those two programs to individuals other than executive officers and non-employee Board members. The compensation committee also has complete discretion to select the individuals who are to participate in the Salary Investment Option Grant Program, but all grants made to the selected individuals will be governed by the express terms of that program. Neither the Board nor any committee will exercise any administrative discretion under the Automatic Option Grant or Director Fee Option Grant Programs. All grants under those programs will be made in compliance with the express provisions of such programs. The term "plan administrator," as used in this summary, will mean the Board, the compensation committee and any secondary committee, to the extent each such entity is acting within the scope of its administrative authority under the 1999 Plan.

Eligibility. Employees (including officers), non-employee Board members and consultants of the Company or of any parent or subsidiary of the Company will be eligible to participate in the Discretionary Option Grant and Stock Issuance Programs. Executive officers and other highly compensated employees are also eligible to participate in the Salary Investment Option Grant Program. Participation in the Automatic Option Grant and Director Fee Option Grant Programs is limited to the non-employee members of the Board. While any eligible person may be granted a nonstatutory stock option, only employees may be granted incentive stock options qualifying under Section 422 of the Code. As of March 18, 2003, 202 employees, including 5 executive officers, and 7 non-employee Board members were eligible to participate in the 1999 Plan.

Discretionary Option Grant Program. Subject to the terms of the 1999 Plan, the plan administrator determines, in its discretion, which eligible individuals are to be granted options under the Discretionary Option Grant Program, the time of grant, the number of shares subject to each option, whether an option is intended to be an incentive stock option or a nonstatutory stock option, the exercise price, the vesting provisions (if any), the time of expiration of the option, and all other terms and conditions of the options.

Each option granted under the 1999 Plan will be evidenced by a written agreement between the Company and the optionee specifying the number of shares subject to the option and the other terms and conditions of the option, consistent with the requirements of the 1999 Plan. Options granted under the Discretionary Option Grant Program will have an exercise price per share not less than 100% of the fair market value of a share of Common Stock on the date of grant. However, any incentive stock option granted to a person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any parent or subsidiary of the Company (a "10% Stockholder") must have an exercise price equal to at least 110% of the fair market value of a share of Common Stock on the date of grant. The fair market value per share of Common Stock on any relevant date under the 1999 Plan is deemed to be equal to the closing selling price per share on that date on the Nasdaq National Market. On March 18, 2003, the fair market value per share of Common Stock determined on such basis was $9.60.

The shares subject to each option will generally become exercisable in one or more installments over a specified period of service measured from the grant date. However, one or more options may be immediately exercisable for any or all of the option shares, which will remain subject to repurchase by the Company at their original exercise price if the optionee's service terminates before the shares vest. No option will have a term in excess of ten years, provided that an incentive stock option granted to a 10% Stockholder must have a term not exceeding five years. Upon cessation of service, the optionee will have a limited period of time in which to exercise his or her outstanding options to the extent vested. The plan administrator, in its discretion, may extend the exercise period following the optionee's cessation of service and/or accelerate the exercisability or vesting of such options in whole or in part.

The 1999 Plan provides that the option exercise price may be paid in cash or by check, by tender to the Company of shares of Common Stock owned by the optionee for the requisite period necessary to avoid a charge to the Company's earnings for financial reporting purposes and valued at fair market value on the exercise date, or by means of irrevocable instructions to a brokerage firm assigning to the Company out of the proceeds of an immediate sale of purchased shares an amount sufficient to pay the exercise price and all applicable income and employment taxes required to be withheld by the Company.

The plan administrator is authorized to issue tandem stock appreciation rights under the Discretionary Option Grant Program, which provide the holder with the right, subject to the approval of the plan administrator, to surrender an option to the Company in exchange for a payment equal to the excess of (i) the fair market value of the vested shares subject to the surrendered option over (ii) the aggregate exercise price payable for those shares. Such payment may, at the discretion of the plan administrator, be made in cash or in shares of Common Stock.

The plan administrator will also have the authority to effect the cancellation of outstanding options under the Discretionary Option Grant Program (including options transferred from the 1996 Plan) in return for the grant of new options for the same or a different number of option shares with an exercise price per share based upon the fair market value of the Common Stock on the new grant date.

Salary Investment Option Grant Program. The plan administrator may, in its discretion, implement the Salary Investment Option Grant Program for one or more calendar years and select the executive officers and other highly compensated employees who may participate in the program. To participate, a selected individual must, prior to the start of the calendar year of participation, file with the plan administrator an irrevocable authorization directing the Company to reduce his or her base salary for the upcoming calendar year by a specified dollar amount not less than $10,000 nor more than $50,000. Each selected individual who files an election will automatically be granted a nonstatutory option on the first trading day in January of the calendar year for which that salary reduction is to be in effect.

The number of shares subject to each such option will be determined by dividing the salary reduction amount by two-thirds of the fair market value per share of Common Stock on the grant date, and the exercise price will be equal to one-third of the fair market value per share on the grant date. As a result, the aggregate excess of the fair market value on the grant date of the shares subject to option over their aggregate exercise price will equal the amount by which the optionee's salary is to be reduced for the calendar year. The option will become exercisable in a series of twelve successive equal monthly installments upon the optionee's completion of each month of service in the calendar year for which such salary reduction is in effect and will become immediately exercisable for all the option shares upon certain changes in ownership or control of the Company. Each option will remain exercisable for any vested shares until the earlier of (i) the expiration of the ten-year option term or (ii) the end of the three-year period measured from the date of the optionee's cessation of service. All other terms of options granted under the Salary Investment Option Grant Program are the same as the terms of options granted under the Discretionary Option Grant Program.

Stock Issuance Program. Subject to the terms of the 1999 Plan, the plan administrator determines, in its discretion, which eligible individuals are to be granted share issuance awards under the Stock Issuance Program, the time of grant, the number of shares subject to each award and the vesting provisions (if any) of the award. Shares issued under the Stock Issuance program will be evidenced by a written agreement between the Company and the participant specifying the number of shares subject to the award and the other terms and conditions of the award, consistent with the requirements of the 1999 Plan. The purchase price per share will not be less than the fair market value per share of Common Stock on the date of issuance. Shares may be issued upon payment of the purchase price in cash or by check, or in exchange for non-monetary consideration in the form of past services rendered to the Company or any parent or subsidiary corporation.

Shares issued under the Stock Issuance Program may be fully and immediately vested or may vest in one or more installments based upon the participant's continued service or the attainment of specified performance objectives. However, the plan administrator has the discretionary authority at any time to accelerate the vesting of any and all unvested shares outstanding under the Stock Issuance Program.

Automatic Option Grant Program. The Automatic Option Grant Program provides for the automatic grant of nonstatutory stock options to members of the Board of Directors who are not employees of the Company or of any parent or subsidiary of the Company. It is intended to qualify as a "formula plan" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934. Upon initial election or appointment to the Board, each director not previously or currently employed by the Company or any parent or subsidiary will be granted an option for 30,000 shares of Common Stock. On the day of each annual meeting of stockholders, each individual who is to continue to serve as a non-employee Board member will be granted an option to purchase 15,000 shares of Common Stock. The shares subject to each initial option will vest in a series of 6 successive equal semi-annual installments upon the optionee's completion of each 6-month period of Board service over the 36-month period measured from the grant date. The shares subject to each annual option will vest in two equal annual installments upon the optionee's completion of each year of service over the two-year period measured from the option grant date. Each initial and annual option will have an exercise price per share equal to the fair market value per share of Common Stock on the grant date and will have a maximum term of 10 years, subject to earlier termination following the optionee's cessation of Board service. Options granted under the Automatic Option Grant Program will be immediately exercisable for all of the option shares. However, any such shares remaining unvested at the time of an optionee's cessation of Board service will be subject to repurchase by the Company at their original exercise price.

The shares subject to each option granted under the Automatic Option Grant Program will immediately vest in full upon certain changes in control or ownership of the Company or upon the optionee's death or disability while a Board member. Following the optionee's cessation of Board service for any reason, the option will remain exercisable for a 12-month period to the extent vested at the time of cessation of Board service. All other terms of options granted under the Automatic Option Grant Program are the same as the terms of options granted under the Discretionary Option Grant Program.

Director Fee Option Grant Program. The plan administrator may, in its discretion, implement the Director Fee Option Grant Program for one or more calendar years. If the program is implemented, each non-employee Board member may elect, prior to the start of each calendar year, to apply all or any portion of any annual retainer fee otherwise payable in cash for his or her Board service for that year to the acquisition of an option under the program. Each non-employee Board member who makes an election will automatically be granted a nonstatutory option on the first trading day in January in the calendar year for which such an election is in effect.

The number of shares subject to each such option will be determined by dividing the amount of the retainer fee reduction by two-thirds of the fair market value per share of Common Stock on the grant date, and the exercise price will be equal to one-third of the fair market value per share on the grant date. As a result, the aggregate excess of the fair market value on the grant date of the shares subject to the option over their aggregate exercise price will equal the amount by which the optionee's annual retainer fee is reduced for the calendar year. The option will become exercisable in a series of twelve successive equal monthly installments upon the optionee's completion of each month of Board service in the calendar year for which the annual retainer fee reduction election is in effect and will become immediately exercisable for all of the option shares upon certain changes in control or ownership of the Company or upon the optionee's death or disability while a Board member. Each option granted under the program will remain exercisable for vested shares until the earlier of (i) the expiration of the ten-year option term or (ii) the expiration of the three-year period measured from the date of the optionee's cessation of Board service. All other terms of options granted under the Director Fee Option Grant Program are the same as the terms of options granted under the Discretionary Option Grant Program.

Change in Control. For the purposes of the 1999 Plan, a change in control will be deemed to occur upon (i) an acquisition by any person of securities possessing more than 50% of the total combined voting power of Company's outstanding securities pursuant to a tender or exchange offer made directly to the stockholders; (ii) a change in the majority of the Board over a period of 36 consecutive months or less effected through one or more contested elections for Board membership; (iii) a merger or consolidation in which securities possessing more than 50% of the total combined voting power of Company's outstanding securities are transferred to persons different from the persons holding such securities immediately prior to the transaction; or (iv) a sale of all or substantially all of the Company's assets in complete liquidation or dissolution of the Company.

If a change in control occurs, each option outstanding under the Discretionary Option Grant Program will automatically vest in full, unless assumed by the successor corporation or replaced with a cash incentive program which preserves the spread existing on the unvested option shares (the excess of the fair market value of those shares over the option exercise price payable for such shares) and provides for subsequent payment of that spread in accordance with the same vesting schedule in effect for those option shares. In addition, all unvested shares outstanding under the Discretionary Option Grant and Stock Issuance Programs will immediately vest, except to the extent the Company's repurchase rights with respect to those shares are to be assigned to the successor corporation or such accelerated vesting is precluded by the plan administrator at the time the shares are issued.

The plan administrator may grant one or more options under the Discretionary Option Grant Program providing for immediate vesting upon a change in control, whether or not the options are to be assumed. The plan administrator may also grant stock issuance awards under the Stock Issuance Program that will immediately vest upon a change in control. The shares subject to each option granted under the Salary

Investment Option Grant, Automatic Option Grant and Director Fee Option Grant Programs will immediately vest upon any change in control.

The plan administrator may grant one or more options under the Discretionary Option Grant Program which will become exercisable in full if the optionee's service with the Company or the successor entity is terminated (actually or constructively) within a designated period following a change in control in which those options are assumed. The vesting of shares outstanding under the Stock Issuance Program may also accelerate upon similar terms and conditions.

The plan administrator may grant limited stock appreciation rights under the Discretionary Option Grant Program to one or more officers or non-employee Board members in connection with their option grants, and each option granted under the Salary Investment Option Grant, Automatic Option Grant and Director Fee Option Grant Programs will automatically include such limited stock appreciation rights. Upon the successful completion of a tender or exchange offer for more than 50% of the Company's outstanding voting securities which the Board does not recommend that the stockholders accept, each outstanding option with a limited stock appreciation right may be surrendered to the Company in return for a cash distribution. The amount of the distribution per surrendered option share will be equal to the excess of (i) the fair market value per share at the time the option is surrendered or, if greater, the tender offer price paid per share over (ii) the exercise price payable per share under the surrendered option.

Stockholder Rights and Option Transferability. No optionee will have any rights as a stockholder with respect to the option shares until such optionee has exercised the option and paid the exercise price for the purchased shares. Options are not assignable or transferable other than by will or the laws of inheritance following the optionee's death, and during the optionee's lifetime, the option may only be exercised by the optionee. However, nonstatutory options may be transferred or assigned during optionee's lifetime to one or more members of the optionee's immediate family or to a trust established for one or more such family members.

Financial Assistance. The plan administrator may permit any participant to pay the share purchase price and any related tax liability under the Discretionary Option Grant Program or the Stock Issuance Program by delivering a full-recourse, interest-bearing promissory note on terms established by the plan administrator.

Tax Withholding. The Company is not obligated to deliver shares upon the exercise or vesting of any award under the 1999 plan unless the participant has made adequate provision for all applicable income and employment tax withholding obligations. The plan administrator may permit any participant to elect to have the Company withhold a portion of the shares otherwise issuable to the participant or to deliver previously acquired shares of Common Stock in payment of such tax withholding tax obligations.

Amendment and Termination. The Board may amend or modify the 1999 Plan at any time, subject to any required stockholder approval pursuant to applicable laws and regulations. Unless sooner terminated by the Board, the 1999 Plan will terminate on the earliest of (i) May 18, 2009, (ii) the date on which all shares available for issuance under the 1999 Plan have been issued as fully-vested shares or (iii) the termination of all outstanding options in connection with certain changes in control or ownership of the Company.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the 1999 Plan and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances.

Incentive Stock Options. Incentive stock options are options which satisfy the requirements of Section 422 of the Code. No taxable income is recognized by the optionee upon receipt of the option, and no taxable income is generally recognized at the time the option is exercised. The optionee will, however, recognize taxable income in the year in which the purchased shares are sold or otherwise made the subject of a taxable disposition. For federal tax purposes, dispositions are considered to be either qualifying or disqualifying. A qualifying disposition occurs if the sale or other disposition is made more than two years after the date the option for the shares involved in such sale or disposition is granted and more than one year after the date the option is exercised for those shares. If the sale or disposition occurs before these two requirements are satisfied, then a disqualifying disposition will result.

Upon a qualifying disposition, the optionee will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. If there is a disqualifying disposition of the shares, the optionee will recognize ordinary income equal to the excess of (i) the fair market value of those shares on the exercise date over (ii) the exercise price paid for the shares, but generally not to exceed the gain realized on the sale or other disposition, if less. Any additional gain or any loss recognized upon the disposition will be a capital gain or capital loss. Any ordinary income recognized by the optionee upon the disqualifying disposition of the shares generally should be deductible by the Company for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

In general, the difference between the option exercise price and the fair market value of the shares on the date when an incentive stock option is exercised, or at such later time as the shares vest, is treated as an adjustment in computing income that may be subject to the alternative minimum tax, which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to optionees subject to the alternative minimum tax.

Nonstatutory Stock Options. Options not designated or qualifying as incentive stock options are nonstatutory stock options. No taxable income is recognized by an optionee upon receipt of such an option. The optionee generally will recognize ordinary income upon exercising a nonstatutory stock option equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares. If the optionee is an employee, such income generally is subject to income and employment tax withholding.

If the shares acquired upon exercise of the nonstatutory stock option are unvested and subject to repurchase by the Company in the event of the optionee's termination of service prior to vesting, then the optionee will not recognize any taxable income at the time of exercise but will have to report as ordinary income, as and when the Company's repurchase right lapses, an amount equal to the excess of (i) the fair market value of the shares on the date the repurchase right lapses over (ii) the exercise price paid for the shares. The optionee may, however, elect under Section 83(b) of the Code to include as ordinary income in the year of exercise of the option an amount equal to the excess of (i) the fair market value of the purchased shares on the exercise date over (ii) the exercise price paid for such shares. If the Section 83(b) election is made, the optionee will not recognize any additional income as and when the repurchase right lapses.

Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value of the shares on the date the optionee recognized ordinary income, will be taxed as capital gain or capital loss. The Company generally should be entitled to a tax deduction equal to the amount of ordinary income recognized by the optionee as a result of the exercise of a nonstatutory stock option, except to the extent such deduction is limited by applicable provisions of the Code.

Stock Appreciation Rights. No taxable income is recognized upon receipt of a stock appreciation right. Upon exercising the stock appreciation right, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the underlying shares of Common Stock on the exercise date over the base price in effect for the exercised right. If the participant is an employee, such income generally is subject to income and employment tax withholding. The Company generally should be entitled to a tax deduction equal to the amount of ordinary income recognized by the participant as a result of the exercise of a stock appreciation right, except to the extent such deduction is limited by applicable provisions of the Code.

Stock Issuance Awards. The tax principles applicable to stock issuances under the 1999 Plan will be substantially the same as those summarized above for the exercise of nonstatutory stock options.

Options Granted to Certain Persons

The aggregate numbers of shares of Common Stock subject to options granted to certain persons under the 1999 Plan as of March 18, 2003 and since its inception, exclusive of any options granted under any other plan, are as follows: (i) Dave G. Côté, President and Chief Executive Officer, 637,500 shares; (ii) Craig W. Elliott, former President and Chief Executive Officer, 420,000 shares; (iii) Brett D. Galloway, Interim Chief Executive Officer, 160,000 shares; (iv) Manuel R. Freitas, Vice President, Operations and Customer Support, 340,000 shares; (v) Robert W. Hon, Vice President, Engineering, 285,000 shares; (vi) Neil A. Sundstrom, Vice President, Worldwide Sales, 275,000 shares; (vii) David C. Yntema, Chief Financial Officer, 270,000 shares; (viii) Dr. Hamid Ahmadi, L. William Krause and Peter Van Camp, nominees for election as directors, 40,000 shares each; (ix) all current executive officers as a group, an aggregate of 1,807,500 shares; (x) all current directors who are not executive officers as a group, an aggregate of 752,000 shares; and (xi) all employees, including current officers who are not executive officers, as a group, an aggregate of 4,650,439 shares. Since its inception, no options have been granted under the 1999 Plan to any associate of any director, executive officer or nominee for election as a director, and no other person has been granted five percent or more of the total amount of options granted under the 1999 Plan. Each of the following non-employee Board members, including nominees for election at the 2003 Annual meeting if elected, will be granted an option to purchase 15,000 shares of Common Stock on the date of the 2003 Annual Meeting: Dr. Hamid Ahmadi, Steven J. Campbell, Craig W. Elliott, Brett D. Galloway, Joseph A. Graziano, L. William Krause, and Peter Van Camp. No options have been granted to date under the 1999 Plan that are subject to stockholder approval of this Proposal.

Vote Required

The affirmative vote of at least a majority of the shares of Common Stock present in person or by proxy at the 2003 Annual Meeting and entitled to vote is required for approval of this proposal. Unless otherwise instructed, the proxyholders will vote the proxies received by them "FOR" the approval of this proposal.

Recommendation of the Board of Directors

The Board deems this proposal to approve the Section 162(m) Qualifying Provisions of the 1999 Plan to be in the best interests of the Company and its stockholders and unanimously recommends a vote "FOR" approval of such proposal.

PROPOSAL NO. 3:

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

KPMG LLP has served as our independent auditors since January 1996 and has been selected by our Board as our independent auditors to audit our consolidated financial statements for the fiscal year ending December 31, 2003.

Representatives of KPMG LLP are expected to be present at the 2003 Annual Meeting and will have the opportunity to make a statement if they desire to do so. They are also expected to be available to respond to appropriate questions.

Vote Required

Unless marked to the contrary, proxies received will be voted "FOR" ratification of the appointment of KPMG LLP as the independent auditors for the current year. In the event that ratification of this selection of auditors is not approved by a majority of the shares of Common Stock voting thereon, management will review its future selection of auditors.

Recommendation of the Board

The Board unanimously recommends that the stockholders vote "FOR" the ratification of the appointment of KPMG LLP as Packeteer's independent auditors for the fiscal year ending December 31, 2003.

AUDIT COMMITTEE REPORT

The following is the report of the audit committee with respect to the Company's audited financial statements for the fiscal year ended December 31, 2002, which include the consolidated balance sheets of the Company as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for each of the fiscal years in the three-year period ended December 31, 2002, and the notes thereto. Except for the information concerning fees incurred by us concerning services performed by KPMG, the information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934 except to the extent that the Company specifically incorporates it by reference in such filing.

The audit committee oversees our financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including internal control systems. KPMG LLC is responsible for expressing an opinion as to the conformity of our audited financial statements with generally accepted accounting principles.

Review with Management

The audit committee has reviewed and discussed the Company's audited financial statements with management.

Review and Discussions with Independent Auditors

The audit committee has discussed with KPMG LLP, the Company's independent auditors, the matters required to be discussed by Statement on Auditing Standards 61 (Codification of Statements on Accounting Standards) which includes, among other items, matters related to the conduct of the audit of the Company's financial statements.

The audit committee has also received written disclosures and the letter from KPMG LLP required by Independence Standards Board Standard No. 1 (which relates to the accountant's independence from the Company and its related entities) and has discussed with KPMG LLP their independence from the Company.

The audit committee discussed with the Company's independent auditors, with and without management present, the overall scope and plans for their audit. The Company incurred the following fees for services performed by KPMG LLP in the fiscal year ended December 31, 2002:

Audit Fees	$292,125
Financial Information Systems Design and Implementation Fees	$ -0-
All Other Fees	
Audit related fees	$ -0-
Other non-audit fees(1)	$ 91,569

(1) Other non-audit fees consisted of tax compliance services.

Conclusion

The audit committee has determined that all services performed by KPMG LLP are compatible with maintaining the independence of KPMG LLP.

Based upon the review and discussions referred to above, the audit committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002. The audit committee and the Board have also recommended, subject to stockholder approval, the selection of KPMG LLP as the Company's independent auditors.

SUBMITTED BY THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Hamid Ahmadi
Steven Campbell
Joseph Graziano, Chairperson

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have entered into indemnification agreements with each of our directors and officers that may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify the directors and officers against certain liabilities, other than liabilities arising from willful misconduct of a culpable nature, that may arise by reason of their status or service as directors or officers. These agreements also may require us to advance the expenses incurred by the directors and officers as a result of any proceeding against them as to which they could be indemnified. We have a directors' and officers' insurance policy to cover our obligations under these agreements.

All future transactions between the Company and its officers, directors, principal stockholders and affiliates will be approved by a majority of the independent and disinterested members of the Board, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who hold more than ten percent of the outstanding Common Stock to file reports with respect to their ownership of the Common Stock and their transactions in such Common Stock. Based upon (i) the copies of Section 16(a) reports which the Company received from such persons for their 2002 fiscal year transactions in the Common Stock and their Common Stock holdings and (ii) the written representations received from one or more of such persons that no annual Form 5 reports were required to be filed by them for the 2002 fiscal year, the Company believes that all reporting requirements under Section 16(a) for such fiscal year were met in a timely manner by its directors and executive officers and each holder of more than ten percent of the outstanding Common Stock.

ANNUAL REPORT ON FORM 10-K AND ANNUAL REPORT TO STOCKHOLDERS

Upon written request to the Corporate Secretary, David C. Yntema, 10201 N. De Anza Boulevard, Cupertino, California, 95014, the Company will provide without charge to each person solicited a copy of the 2002 Annual Report on Form 10-K, including Financial Statements and Financial Statement Schedules filed therewith.

Appendix A to this Proxy Statement contains the Annual Report to Stockholders, including Management's Discussion and Analysis, the Consolidated Financial Statements and other investor information.

By Order of the Board of Directors of Packeteer, Inc.,



David C. Yntema
Secretary

Cupertino, California
April 22, 2003

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APPENDIX A

ANNUAL REPORT TO STOCKHOLDERS

Packeteer, Inc.

2002 ANNUAL REPORT

For the Year Ended December 31, 2002

Delaware	**77-0420107**
(State of incorporation)	*(I.R.S. Employer Identification No.)*

10201 North De Anza
Cupertino, California 95014
(Address of principal executive offices)

Registrant's telephone number, including area code: (408) 873-4400

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 Par Value
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by checkmark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☑ No ☐

Based on the closing sale price of the common stock on the Nasdaq National Market System on June 28, 2002, the aggregate market value of the voting common stock held by non-affiliates of the Registrant was $102,465,770. Shares of common stock held by each officer and director and by each person known by the Registrant to own 10% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares outstanding of Registrant's common stock, $0.001 par value, was 31,016,186 at February 28, 2003.

DOCUMENTS INCORPORATED BY REFERENCE

Information required by Part III, Items 10, 11, 12 and 13, of this Form 10-K is incorporated by reference from the Registrant's definitive Proxy Statement for the Registrant's 2003 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after December 31, 2002.

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This 2002 Annual Report contains information from Packeteer, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2002.

PART I

Item 1. *Business*

In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements regarding our strategy, financial performance and revenue sources that involve a number of risks and uncertainties, including those discussed below in "Risk Factors." Forward-looking statements in this report include, but are not limited to, those relating to our ability to develop multiple applications, our planned introduction of new products and services, the possibility of acquiring complementary businesses, products, services and technologies and our development of relationships with providers of leading Internet technologies. While this outlook represents our current judgment on the future direction of the business, such risks and uncertainties could cause actual results to differ materially from any future performance suggested below. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Annual Report. Packeteer undertakes no obligation to publicly release any revisions to forward-looking statements to reflect events or circumstances arising after the date of this document. See "Risk Factors."

Overview

Packeteer is a leading provider of application traffic management systems designed to enable enterprises to gain visibility and control of networked applications, extend network resources and align application performance with business priorities. For service providers, Packeteer systems provide a platform for delivering application-intelligent network services that control quality of service, or QoS, expand revenue opportunities and offer compelling differentiation from other potential solutions. Our PacketShaper family of products, including the PacketShaper®, PacketSeeker™ and PacketShaper Xpress™, integrates application discovery, analysis, control, acceleration and reporting technologies that are required for proactive application performance and bandwidth management. Our AppCelera™ family of Internet acceleration appliances employs secure socket layer (SSL) offload and advanced content compression, transformation and caching technologies to improve response times of mission critical enterprise, eBusiness and eCommerce web applications. Our ReportCenter and PolicyCenter software products are designed to enable management of large deployments of our PacketShaper systems.

Packeteer's products are deployed by Global 2000 corporations and service providers, and are sold through an established network of more than 100 resellers, distributors, system-integrators and OEMs in more than 50 countries. Our products are built on hardware platforms based on Intel-compatible microprocessor technologies. In addition, our PacketWise® software is licensed by several communications industry partners who integrate the software into specific strategic networking solutions. We primarily use indirect channels to leverage the reach of our sales force to obtain worldwide coverage. Our sales force and marketing efforts are used to develop brand awareness and support our indirect channels. We have subsidiaries or branch offices in Australia, Caymans, Canada, Denmark, France, Germany, Hong Kong, Japan, Singapore, Spain, South Korea, The Netherlands and the United Kingdom. To date we have shipped more than 24,000 units.

We were incorporated in Delaware in January 1996 and began shipping our products in February 1997. In this report, "Company", "Packeteer," "we," "us," and "our" refer to Packeteer, Inc. and its subsidiaries. Investors may access our filings with the Securities and Exchange Commission on our website, which is located on the Internet at www.packeteer.com, but the information on our website does not constitute part of this Annual Report.

Industry Background

The Emergence of Internet Computing

Today, both the Internet and its underlying protocol, TCP/IP, have grown to positions of prominence in enterprise networking. Protocols are predefined mechanisms for computers to communicate over networks. From its origins as a network connecting academic and government institutions, the Internet has evolved into an interactive communications and commerce platform supporting businesses' daily operations. Originally intended to accommodate non-interactive traffic such as file transfers and e-mail, the Internet and TCP/IP were designed with the basic goals of connectivity, versatility and bandwidth exploitation. With the evolution towards Internet computing, TCP/IP has become the communications fabric, or as it is commonly referred to in the technology industry, the underlying protocol of mission-critical enterprise networks. The Internet has enabled a new generation of interactive applications to deliver core business functions, including eCommerce, data access and information exchange, to a broad range of users. Leveraging the fundamental attributes of the Internet and TCP/IP, businesses, consumers and suppliers have become better connected. This rapid development of a vast connected economy has given rise to a new innovative business model, the Internet computing model.

The rapid emergence of Internet computing has had a significant effect on today's enterprise networks and has created new challenges for information technology managers. As more interactive business applications are developed using web-enabled versions of enterprise software platforms, such as SAP, Oracle, PeopleSoft and Siebel, the amount of network data is increasing dramatically. eCommerce extends the confines of the enterprise network across the Internet, making application performance difficult to ensure. Enterprise users access graphic-intensive web sites, download large files, view streaming media presentations, monitor news and stock quotes and access other non-critical information over the Internet. The resulting traffic deluge impacts network resources that serve point-of-sale, order processing, enterprise resource planning, supply-chain management and other vital business functions.

Internet computing relies on TCP/IP as the underlying protocol to support distributed enterprise applications and the delivery of electronic services. The Internet Protocol, or IP, provides for routing of packets across networks that utilize TCP/IP as their underlying protocol. The Transmission Control Protocol, or TCP, provides flow control for, and reliable ordered delivery of, Internet Protocol packets. Unlike early non-interactive applications that did not require real-time responsiveness, today's enterprise and eCommerce applications depend on timely access to data and real-time transaction responses to ensure productivity and a high quality of experience for end users. The shift toward real-time, delay-sensitive data is accelerating as corporations begin to converge database transactions and multimedia traffic onto their enterprise networks. TCP/IP is unable to differentiate between traffic types and is designed so that each transmission attempts to consume all available bandwidth. These characteristics, which make TCP/IP suitable for non-interactive traffic, threaten the performance of today's mission-critical applications.

The Traffic Bottleneck at the WAN Access Link

In recent years, the adoption of Fast Ethernet and Gigabit Ethernet technologies has reduced network congestion on the local area network, or LAN. Simultaneously, the deployment of fiber infrastructure in the service provider backbone has also reduced bandwidth contention in that portion of the network. However, the bridge between the two, the wide area network, or WAN, access link, has remained the slow, weak link in the chain, forming a bandwidth bottleneck. WAN access link capacity is often constrained, expensive and difficult to upgrade. When faced with bandwidth contention at the bottleneck, TCP/IP provides neither a means to give preferential treatment to select applications nor a good mechanism to effectively control data flows because TCP flow control is handled only by end systems. TCP/IP reacts to network congestion by discarding data packets and sporadically reducing packet transmissions from the host computer. In enterprise networks that are overwhelmed by increasing amounts of both non-critical and mission-critical traffic, unmanaged congestion at the WAN access link undermines application performance and can result in impaired productivity and lost revenues.

Today's enterprise networks require solutions that ensure mission-critical application performance, increase network efficiency, and enable the convergence of data, voice and video traffic. Enterprises are seeking to align their networks with their business priorities by making them adaptive to the unique requirements of the growing mix of mission-critical applications. At the same time, they seek to leverage investments in application software and proactively control recurring network costs by optimizing bandwidth utilization.

Many existing and newly emerging telecommunications service providers are also seeking to address the needs of enterprises that are adopting Internet computing. Service providers have traditionally functioned as WAN bandwidth suppliers, leasing data lines and selling Internet access to businesses and consumers. In the face of heightened competition, service providers are seeking to differentiate themselves by offering tiered services in order to attract and retain customers and increase profitability. These offerings include web hosting, application outsourcing and managed network services. To deliver these services, service providers must be able to ensure network and application performance and better manage and allocate network resources.

Limitations of Existing Approaches

Businesses and service providers currently employ several approaches in an attempt to alleviate network congestion at the WAN access link. These approaches include the following:

Adding bandwidth and infrastructure to over-provision the network. This approach requires expensive upgrades to WAN access links and associated network equipment. Moreover, incremental increases in bandwidth only temporarily alleviate network congestion, leaving the following problems unresolved:

- Increases in bandwidth tend to be consumed quickly by latent demand within LAN and backbone infrastructure, and often disproportionately by non-mission critical traffic;
- Deployment costs and increases in recurring service charges can be prohibitively expensive, especially for networks with many remote sites and for international networks;
- There is no application performance visibility to enable effective capacity planning; and
- Over-provisioning results in under-utilization of the network during non-peak periods.

Implementing queuing-based features. Queuing technologies provide some degree of prioritization and are frequently incorporated in routers, which are devices that forward data packets from one LAN or WAN to another. These implementations engage only after queues form, and attempt to provide QoS by reordering packets and then discarding packets when the queues overflow. Queuing-based approaches typically identify and prioritize traffic based on rudimentary characteristics such as port number, a simplistic mechanism to coordinate the transmission of application data, IP address or protocol type. While these approaches can alleviate some of the bandwidth contention problems, they are inadequate to handle an increasingly complex mix of interactive and real-time mission-critical applications for the following reasons:

- Queuing-based approaches do not control inbound traffic flowing from the WAN to the LAN;
- Queuing-based approaches are reactive in nature and can only address congestion after the fact, rather than preventing it from occurring;
- Congested queues result in packet loss, retransmissions and delays that waste bandwidth and undermine application response times;
- Limited traffic classification capabilities inadequately distinguish between different types of applications, resulting in sub-optimal prioritization of traffic; and
- Queuing does not directly control end-to-end application performance.

Deploying traditional compression technologies. Products are available which compress traffic. Although compression can increase available bandwidth, which effectively increases network capacity and avoids bandwidth upgrades, the network and application performance problems are not necessarily eliminated. As TCP/IP protocol is inherently bursty, non critical applications, even though compressed, may still consume the available bandwidth. In addition, the following problems are also introduced when deploying traditional compression technologies:

- Latency, which can negatively affect performance;
- Non selective compression, which results in some already compressed application traffic being delayed with no discernable benefit to performance; and
- Difficulty in configuring and maintaining compression tunnels.

Installing network-management tools. Several vendors provide software that analyzes and monitors network traffic. While these products enable network administrators to determine how bandwidth is being utilized, thereby identifying where bandwidth management is required, they do not comprise a complete solution for the following reasons:

- Traditional network-management tools only monitor and report network performance and bandwidth utilization, offering no means of fixing or resolving performance problems; and
- As is the case with queuing-based approaches, traditional network management tools are reactive in nature in that they detect problems once they occur and do not prevent similar problems in the future.

The Bandwidth Management Opportunity

As Internet computing is more widely adopted, both businesses and service providers are seeking ways to cost-effectively manage bandwidth, ensure application performance and increase network efficiency. As mission-critical applications compete with bandwidth-hungry non-critical traffic for limited network resources, enterprises require a solution that not only monitors and reports on network performance problems, but also provides the means to fix such problems. As the complexity of their network infrastructures increases, enterprises seek solutions that integrate easily into the existing network and are cost-effective to deploy and maintain. In response to growing competition, service providers are looking to create new revenue streams by offering differentiated network and application-based services that meet the needs of enterprise customers. Whether the solution is implemented by the enterprise or purchased from a service provider, effectively managing the performance of mission-critical applications is essential to businesses relying on Internet computing.

The Packeteer Solution

Packeteer is a leading provider of application traffic management systems that are designed to enable enterprises, service providers, and other organizations to align network resources with business priorities. Packeteer systems monitor, control, and accelerate application performance over WANs and the Internet. Our systematic, application-intelligent approach is designed to ensure that mission-critical applications perform efficiently and reliably and that existing network resources are extended to support business needs. Packeteer's application traffic management system is based on the following:

I. *Application Traffic Monitoring:* Packeteer's monitoring capabilities serve as the backbone for PacketSeeker, an application-intelligent traffic monitoring system, as well as PacketShaper, a traffic management system that incorporates both monitoring and policy control. Packeteer's monitoring capabilities involve automatic identification and classification of traffic through Layer 7, the applications layer, which is the highest layer in the industry standard OSI (Open Systems Interconnection) model. This application-layer insight is designed to enable organizations to analyze application performance and network utilization accurately. Packeteer's performance analysis determines response times, delays, link utilization, and many more crucial metrics. Depending on the size of the Packeteer deployment, performance analysis may be captured via onboard or centralized reporting.

II. *Application Traffic Shaping:* Packeteer's PacketShaper systems allow the user to set policy control that aligns application performance in support of business needs. PacketShaper systems allow mission-critical applications to perform efficiently and reliably by allocating varying amounts of bandwidth to applications depending on their relative importance. For instance, network managers can tailor policy management and bandwidth allocation to suit the requirements of particular applications or traffic, such as Citrix, SAP, Siebel, Video over IP and Voice over IP. Meanwhile, peer-to-peer file sharing, casual web browsing, and other unsanctioned traffic can be eliminated or minimized, depending on an organization's available network resources and business priorities.

III. *Application Traffic Acceleration:* Packeteer also enhances application performance through its acceleration technologies. PacketShaper Xpress provides a software option that utilizes application-intelligent compression, latency management and tunnel management to accelerate policy-managed business traffic. Packeteer also offers AppCelera ICX, an intranet acceleration system that addresses the trend of application "webification". Utilizing a combination of compression, conversion, and caching, AppCelera ICX optimizes content to suit each user's connection speed and browser. Its content-intelligent approach overcomes inherent last-mile obstacles reducing potential latency.

IV. *Report Performance:* PacketShaper systems provide reports describing current and historical network performance. Comprehensive reports, graphs and tables enable network managers to refine bandwidth management policies, evaluate efficiency and plan capacity. PacketShaper systems automatically measure per-transaction response times for each application. Managers can set, enforce and monitor service-level agreements, which quantify desired QoS for a particular application or customer. Packeteer's ReportCenter is designed to provide centralized analysis and reporting for large PacketSeeker and PacketShaper system deployments.

Our application traffic management systems are designed to enable businesses and service providers to realize the following key benefits:

- Gain Network Performance Visibility and Insight. PacketSeeker and PacketShaper provide valuable historical and real-time information about application performance and network utilization through an easy-to-use browser interface. Network managers gain a better understanding of the nature of traffic running on their networks and the problems and inefficiencies associated with that traffic.

- Ensure Bandwidth to Mission-Critical Applications. Policy-based bandwidth allocation protects bandwidth for mission-critical applications such as SAP, Oracle, PeopleSoft and Siebel, preventing disruptions from bandwidth-hungry but less urgent applications such as file transfers, peer-to-peer file sharing or casual web browsing.

- Permit Easy Deployment. PacketShaper installs easily, and automatically starts to discover, classify and analyze network traffic and suggest policies to optimize performance. It complements the existing network infrastructure, requires no router reconfiguration or desktop changes and is designed not to disrupt network connectivity in the event of software or hardware failure.

- Increase Effective Bandwidth. PacketShaper Xpress intelligently increases effective bandwidth and, through integration with PacketShaper's advanced monitoring and shaping capabilities, enables the additional bandwidth to be utilized by mission-critical applications.

- Enable Interactive Services. Voice over IP, or VoIP, videoconferencing and other streaming media require guaranteed bandwidth in order to achieve minimum quality requirements. By using PacketShaper to set minimum bandwidth guarantees and priority, enterprises and service providers can deliver smooth and predictable performance of these delay-sensitive multimedia services.

- Increase Network Efficiency. PacketShaper improves network efficiency and helps delay expensive capacity upgrades by managing non-critical traffic to reduce retransmission overhead and smooth the variability in bandwidth utilization.

- Accelerate Web Applications. AppCelera applies content compression and optimization technologies to reduce bandwidth utilization and improve response times for web-enabled applications.

Strategy

Our objective is to be the leading provider of application traffic management systems that give enterprises and service providers a new layer of control for applications delivered across intranets, extranets and the Internet. Key elements of our strategy include:

Focus on Bandwidth Management Needs of Enterprises. We are focused on providing high performance, easy-to-use and cost-effective bandwidth management solutions to enterprises whose businesses are based on Internet computing. For these businesses, managing mission-critical application performance and optimizing the value of the network will continue to be competitive requirements. As the Internet proliferates and new Internet-based applications and services emerge, we believe businesses will continue to adopt Internet computing business models at a rapid rate and that effective bandwidth management will become an increasingly important requirement for maintaining an efficient enterprise network. We believe we have established a differentiated market position based on our development of a comprehensive solution that provides for effective bandwidth management and our early market leadership and brand awareness. We intend to continue to direct our development, sales and marketing efforts toward addressing the bandwidth management needs of the Internet computing market.

Expand Presence in Telecommunications Service Provider Market. We are actively pursuing opportunities in the telecommunications service provider market and currently have numerous telecommunications service provider customers, including: AT&T, Equant, Fujitsu Cable, Hughes Network Systems, NTT Communications and Singapore Cable. We believe service providers are under increasing pressure to attract new subscribers, reduce subscriber turnover, improve operating margins and develop new revenue streams. Specifically, service providers seek to differentiate themselves through value-added service offerings, such as web hosting, application outsourcing and application service-level management. We believe our PacketShaper and PacketWise solutions enable service providers to deliver these higher value services by enhancing network and application performance and better managing and allocating network resources. Our goal is to increase demand for our solutions with service providers by leveraging our strong enterprise presence.

Expand Presence in the Managed Application Services Market. We are actively pursuing opportunities in the managed application services market and currently have several managed application service provider customers, including NTT Communications, Equant and AT&T using our managed application service features. Our software's policy based application subscriber management features are designed to enable managed application service providers to quickly and cost-effectively deliver secure, measured and performance-assured application services tailored to the needs of specific markets and customers. Such features deliver a clearly defined service demarcation point between service providers and their customers and delivery-chain partners; provide and enforce QoS application-specific service level agreements (SLAs); and enable application-specific billing.

Continue to Build Indirect Distribution Channels. We currently have over 100 resellers, distributors, systems integrators and OEMs, that sell our products in over 50 countries. These relationships include: Allasso, Alternative Technology; Equant, Kanematsu USA, Lan Systems Pty. Ltd., Macnica, Inc, Net One Systems Co., Ltd., Nissho Electronics Corporation, RBR Networks Pte. Ltd. and Westcon, Inc. We intend to continue to develop and support new reseller and distribution relationships, as well as to establish additional indirect channels with service providers, systems integrators and OEMs. We believe this strategy will enable us to increase the worldwide deployment of our products.

Extend Bandwidth Management Technology Leadership. Our technological leadership is based on our sophisticated traffic classification, flexible policy setting capabilities, precise rate control expertise, web content acceleration and compression technologies and ability to measure response time and network performance. We intend to invest our research and development resources to increase performance by handling higher speed WAN connections, increase functionality by identifying and managing additional applications or traffic types, and increase modularity by taking individual components of PacketWise together or on a stand-alone basis with our existing bandwidth management solutions. We also plan to invest our research and development resources to develop new leading-edge technologies for emerging markets. These development plans include extending our bandwidth management solutions to incorporate in-depth application-management techniques that will improve performance over the Internet and reduce bandwidth requirements. We plan to extend our current portfolio by offering PacketWise-defined solutions that target the specific needs of three primary market opportunities: enterprise bandwidth management, application service-level management and service provider bandwidth management.

Products

Packeteer's family of products — powered by our PacketWise software — enable enterprises and service providers to measure, control, accelerate and validate the performance of networked applications and managed application services.

PacketSeeker System. PacketSeeker is an application traffic-monitoring system that builds on the Company's industry-leading Layer-7 traffic classification, analysis and reporting technology. It features a new PacketCapture™ capability that enables effective remote problem diagnosis. PacketSeeker further distinguishes itself from "passive" monitoring solutions currently available by giving the user the ability to seamlessly upgrade the software to become a PacketShaper when traffic shaping is required to enforce quality of service.

PacketShaper System. PacketShaper is an application-based traffic and bandwidth management system designed to deliver predictable, efficient performance for applications running over the WAN and Internet. The PacketShaper Enterprise Edition is designed to provide effective application QoS using state-of-the-art bandwidth, traffic, service-level and policy management technology. The PacketShaper ISP Edition is designed to enable service providers to create differentiated services through fast and efficient bandwidth provisioning and management. With over 24,000 units shipped worldwide to enterprises and service providers, PacketShaper is a market leader in application traffic management systems. The PacketShaper family currently includes the 1500, 2500, 4500, 6500 and 8500 Enterprise Editions and 4500, 6500 and 8500 ISP Editions.

PacketShaper Xpress System. The PacketShaper Xpress is a product that provides application traffic acceleration. By leveraging its expertise in advanced Web acceleration and content compression technology, Packeteer has created a "universal" traffic acceleration solution that is highly efficient, scalable and simple to administer. Combining Layer 7 classification, traffic shaping and application-intelligent acceleration raises the level of control customers have over the performance of their networked applications and associated bandwidth costs.

AppCelera System. A product designed to accelerate the performance of Internet applications, AppCelera ICX (Internet Content Accelerator) is an advanced content acceleration product that can reduce web response-times by up to 50% by accelerating web content delivery all the way to the user's desktop. It combines content compression, transformation and caching technologies to improve web application performance across the bandwidth-constrained last mile connections while reducing both server and bandwidth resource consumption.

PolicyCenter™ Software. A directory-based policy management application that enables Packeteer's enterprise and service provider customers to broadly deploy, scale and manage application QoS throughout the network, PolicyCenter is an LDAP directory-enabled application running under Windows 2000 or Windows NT that enables customers to centrally administer and update PacketShaper policies, software versions, and device status for Packeteer-based networks.

ReportCenter™ Software. An application that aggregates metrics from large deployments and creates organization–wide reports to manage trends and provide support for capacity planning and usage analysis, ReportCenter lowers the cost of ownership for large deployments of PacketWise-enabled appliances, improves the quality of information and eases administrative overhead.

Technology

We differentiate our solution by combining our knowledge of enterprise applications with our expertise in underlying network protocols. We have invested heavily in developing valuable, proprietary software and related technologies. In particular, we have developed expertise and technology in these major areas: sophisticated traffic discovery and classification, flexible policy definition and enforcement, precise rate control, application-based response-time measurement, high-performance packet engines and scaleable configuration. We have tied together these technologies with an easy-to-use, web browser interface in order to insulate the end user from the sophistication of the underlying technology and to allow them to derive the benefits of the technology with minimal effort.

Sophisticated Traffic Discovery and Classification

We believe the ability to automatically detect and classify an extensive collection of applications and protocols differentiates PacketSeeker and PacketShaper systems from other bandwidth management technologies. Sophisticated traffic classification is crucial to understanding network congestion and to targeting appropriate bandwidth-allocation policies. Network software or devices that claim QoS features typically offer rudimentary solutions that can identify traffic based only on protocol type or port numbers. This approach limits application-specific QoS capabilities because these products do not recognize the detailed information required to make intelligent classification decisions. PacketSeeker and PacketShaper systems discover and classify traffic by focusing on content and applications where value to the end user lies.

Relying only on more basic traffic classification prevents network managers from discovering important traffic trends and limits policy setting. Sophisticated traffic types such as voice calls over networks based on Internet Protocol, or VoIP, Oracle 8i, TN3270, Citrix, and Microsoft DCOM cannot be identified using rudimentary traffic classification schemes. PacketSeeker and PacketShaper systems identify traffic markers, detect changing or dynamic port assignments and track transactions with changing port assignments. This sophisticated traffic classification allows network managers with PacketShaper systems to set policies and control the traffic related to an individual application, session, client, server or traffic type. PacketSeeker and PacketShaper systems permit a network manager to isolate each published application running on a centralized server and can also differentiate among various applications using the same port. This ability to individually classify applications is a highly valuable tool for network managers, since both non-critical applications such as web browsing and music downloading through peer-to-peer applications and mission-critical applications such as Citrix, Oracle or SAP and critical web sites may all be assigned to the same TCP port number on a network but can be individually classified using a PacketShaper system.

Packeteer systems need no assistance from network managers to automatically detect and identify approximately 400 different traffic types. Without a sophisticated identification and classification capability, managers are usually unaware of the diversity of their own network traffic. In addition, managers can use our technology to define proprietary applications so that their traffic can be recognized and reported. Our technology is differentiated by its ability to recognize older enterprise protocols, such as AppleTalk, DECnet, IPX and SNA. We frequently enhance our classification capability to include new traffic types. Any traffic category can be made even more specific by adding more detailed criteria — for example, Oracle traffic to or from a particular database. Some of the traffic types which Packeteer's technology automatically detects and classifies are listed below. The traffic types are named either with their associated protocol or application and are grouped according to the class of application that generated that traffic. Each traffic type has an associated protocol that allows it to be recognized on the network.

Client/Server
- CORBA
- CVS
- Folding@Home
- FIX (Finance)
- Java Rmt Mthd
- MATIP (Airline)
- MeetingMaker
- NetIQ AppMngr
- OpenConnect JCP
- SunRPC (dyn port)

Content Delivery
- AOL
- Backweb
- Chaincast
- EntryPoint
- Kontiki
- Marimba
- PointCast
- NewsStand
- WebShots

ERP
- Baan
- JavaClient
- JD Edwards
- Oracle (7,8,9i)
- SAP

Internet
- ActiveX
- FTP, Passive FTP
- Gopher
- HTTP Tunnel
- IP, IPIP, UDP, TCP
- IPv6
- IRC
- Mime type
- NNTP
- Socks2http
- SSHTCP
- SSL
- TFTP
- UUCP
- URL
- Web browser

Database
- FileMaker Pro
- MS SQL
- Oracle 7/8i
- Progress

Directory Services
- CRS
- DHCP
- DNS
- DPA
- Finger
- Ident
- Kerberos
- LDAP
- RADIUS
- SSDP
- TACACS
- WINS
- whois

E-mail and Collaboration
- Biff
- cc:MAIL
- IMAP
- LotusNotes
- MSSQ
- Microsoft DCOM (MS Exchange)
- Novell GroupWise
- POP3
- SMTP

File Server
- AFS
- CVSup
- Lockd
- Microsoft-ds
- NetBIOS-IP
- NFS
- Novell NetWare5
- rsync

Games
- Asheron's Call
- Battle.net
- Diablo II
- Doom
- EverQuest
- Kali
- Half-Life
- LucasArts (Jedi*)
- MSN Zone
- Dark Age of Camelot
- Quake I, II, & III
- SonyOnline
- Tribes I,II
- Unreal
- Warcraft III
- Yahoo! Games

Healthcare
- DICOM
- HL7

Host Access
- ATSTCP
- Attachmate
  - SHARESUDP
- Persoft Persona
- SMTBF
- TN3270
- TN5250

Legacy LAN and Non-IP
- AFP
- AppleTalk
- DECnet
- IPX
- FNA
- LAT
- NetBEUI
- MOP-DL/RC
- PPPoE
- SNA

Messaging
- AOL Instant Messenger
- ICQ
- IRC
- MSN Messenger
- Yahoo! Messenger

Misc
- AOL

MultiMedia
- Multi-cast
- NetShow
- NetMeeting
- QuickTime
- RTP
- Real Audio
- Streamworks
- RTSP
- MPEG
- ST2
- SHOUTcast
- WebEx
- WindowsMedia

Music P2P
- Aimster
- AudioGalaxy
  - Rhapsody
  - Mac Satellite
- Blubster
- DirectConnect
- EDonkey
  - Emule
  - Overnet
- FileRogue
- Furthurnet
- Gnutella
  - Acquisition
  - Ares
  - BearShare
  - Furi
  - Gnotella
  - Gnucleus
  - gtk-gnutella
  - LimeWire
  - MyNapster
  - Mactella
  - Morpheus
  - Mutella
  - Nap Share
  - Phex
  - Qtraxmax
  - Qtella
  - Shareaza
  - toadnode
  - XoloX
- Groove
- Hotline
- iMesh
- KaZaA
- KaZaA Lite
- Napster
  - Amster
  - audioGnome
  - File Navigator
  - Gnapster
  - Grokster
  - gtk napster
  - jnapster
  - MacStar
  - Maxter
  - My Napster
  - Napigator
  - NapMX
  - Napster Fast Search
  - Napster/2
  - Napster, MacOSX
  - OpenNap
  - Rapster
  - Snap
  - Spotlight
  - WebNap
  - WinMX
- Scour
- Tripnosis

Network Management
- Cisco Discovery
- Date-Time
- IPComp
- ICMP by packet type
- Microsoft SMS
- NTP
- RSVP
- SNMP
- SYSLOG
- Time Server

Print
- LPR
- IPP
- TN5250p
- TN3287

Routing
- AURP
- BGP
- CBT
- DRP
- EGP
- EIGRP
- IGMP
- IGP
- MPLS (tag, app)
- OSPF
- PIM
- RARP
- RIP
- Spanning Tree
- VLAN (802.1p/q)

Security Protocol
- DLS
- DPA
- GRE
- IPSEC
- ISAKMP/IKE key exch
- L2TP
- PPTP
- SOCKS Proxy

Session
- REXEC
- rlogin
- rsh
- Telnet
- Timbuktu
- VNC
- Xwindows

Thin Client or Server Based
- Citrix
- Published Apps, Nfuse, IMA
- RDP/Terminal Server

Voice over IP
- CiscoCTI
- Clarent
- CUSeeMe
- Dialpad
- H.323
- I-Phone
- MCK Commun.
- Megaco
- Micom VIP
- MGCP
- Net2Phone
- RTP
- RTCP
- SIP
- Skinny (SCCP)
- T.120
- VDOPhone

Flexible Policy Definition and Enforcement

PacketShaper systems provide network managers flexible tools to tailor solutions for different applications or traffic types. Unlike queuing-based approaches, PacketShaper systems allow network managers to do more than just prioritize one traffic type over another. Our policy features offer the flexibility required to tune bandwidth to specific applications and dynamically utilize available bandwidth. These policy features, which may be used individually or in conjunction with each other, include:

- *Per-session Rate Policies.* These policies enable network managers to limit or guarantee bandwidth to each individual session of an application's traffic. Per-session policies allocate each session an appropriate amount of bandwidth and prevent one large session from inappropriately impacting others. Network managers specify a minimum-guaranteed rate and allow the session scaled access to additional available bandwidth. For example, a bandwidth cap for traffic prevents web browsers from competing for bandwidth required by mission-critical applications. Likewise, a guaranteed rate for audio or video streams ensures that they are not interrupted by traffic that tends to consume any available bandwidth.

- *Partitions.* Partitions allow for the creation of a separate, exclusive channel within a WAN access link. Partitions represent aggregate bandwidth minimums or maximums governing how much of the network can be used by a single application or traffic category. Partitions can be fixed, creating dedicated virtual circuits, or burstable, creating virtual circuits whose unused bandwidth can be shared.

- *Dynamic Subscriber Bandwidth Provisioning.* Dynamic Subscriber Bandwidth Provisioning allocates bandwidth and enforces QoS policies automatically by mapping a subscriber's traffic profile (e.g. source/destination IP address, traffic type, URL, etc.) to a prescribed policy. This feature is a scaleable and easy-to-deploy solution that actively provisions minimum and maximum bandwidth to up to 20,000 subscribers accessing the network concurrently. Using a 5-to-1 over subscription model, not uncommon in today's service provider market, bandwidth for as many as 100,000 subscribers can be managed with a single PacketShaper. This feature also gives service providers additional revenue opportunities through multi-tiered Internet access services (e.g. bronze, silver, gold) for dial-up, DSL, cable and wireless subscribers.

- *Priority Policies.* This policy feature enables network managers to assign one of eight possible priority levels to each application or traffic category. Priority policies are ideal for traffic that does not burst, non-IP traffic and traffic characterized by small, high-priority flows.

- *Admission-control Policies.* Network managers can use admission-control policy features to determine the response if a bandwidth guarantee cannot be satisfied. Such responses may include denying access, accommodating an additional user with less than guaranteed performance, or, for web requests, redirecting the request to another server. For example, if an online streaming-video service suffers a high-demand period and all available bandwidth is consumed, an admission-control policy could present a web page explaining that resources are busy. This allows a maximum number of users to receive a targeted service quality without degradation as new users seek to access the service.

- *Discard and Never-admit Policies.* These policies intentionally block traffic. Discard policies toss packets without sending feedback to the sender. Never-admit policies are similar to discard policies except that the policy informs the sender that service is blocked.

Precise Rate Control

One of TCP/IP's primary weaknesses is an inability to guarantee QoS. Unlike systems network architecture, or SNA, and asynchronous transfer mode, or ATM, protocols, which have an embedded concept of rate, TCP/IP's attempt to consume all available bandwidth conflicts with the goal of predictable, consistent, mission-critical application performance. PacketShaper's standards-based TCP rate control technology overcomes TCP/IP's shortcomings by proactively preventing congestion on both inbound and outbound traffic flows and increasing overall network throughput. Rather than discarding packets from a congested queue, TCP rate control paces packet delivery to prevent congestion. Rate control uses the remote user's access speed and real-time network latency to calculate the optimal transmission speed. Evenly paced packet transmissions, instead of packet bursts which consume all available bandwidth, yield significant efficiency gains in the network. TCP rate control is a proactive and precise way to increase network efficiency by avoiding retransmissions and packet loss. TCP rate control also creates a smooth and even flow rate that maximizes throughput. By employing TCP rate control, PacketShaper systems manage the majority of traffic at the WAN access link before network congestion occurs.

For non-TCP-based traffic, such as UDP, or User Datagram Protocol, alternative rate-based management techniques must be implemented. Typically UDP does not rely on acknowledgments to signal successful receipt of data, and it therefore offers no means for flow control. By directly controlling other TCP flows, however, PacketShaper systems are designed to effectively make bandwidth available for UDP flows. The combination of per flow rate scheduling and explicit delay boundaries removes latency and variability, or jitter, for the UDP flows traversing the WAN access link.

For example, VoIP is a UDP-based application that is particularly latency-sensitive, requiring packets to be evenly spaced to eliminate jitter. PacketShaper enhances VoIP performance in two ways. First, PacketShaper manages competing traffic by using rate control to constrain bursty TCP traffic. In addition, a rate policy for VoIP gives a minimum bandwidth guarantee to each flow, ensuring that each voice stream gets the bandwidth it needs for predictable performance. When there is a lull in the conversation, any unused bandwidth is re-allocated to other traffic.

Application-Based Response-Time Measurement

The PacketShaper system's position in the enterprise network — monitoring and controlling all the traffic that passes — gives it an opportunity to provide accurate response-time measurements. Because it already handles and classifies every packet, the PacketShaper system can easily calculate the amount of time traffic spends traveling between a client and a server and the amount of time used by the server itself.

The PacketShaper system breaks each response-time measurement into network delay, which is the amount of time spent in transit, and server delay, which is the amount of time the server is used to process the request. It can highlight clients and servers with the slowest performance. The PacketShaper system allows network managers to set acceptability standards and then track whether performance adheres to the standards.

High-Performance Packet Engines

Sophisticated classification and control of high-speed traffic must be accomplished in an efficient manner. Adding significant delay in the process of managing traffic flows would negate the resulting performance improvements. Packeteer has developed expertise in the development of high-speed, software-based packet engines running on real-time operating systems that can efficiently process thousands of simultaneous high-speed connections with minimal delay. This core-engine software technology scales to take advantage of ever-increasing microprocessor performance to manage faster access links.

Scaleable Configuration

Large deployments require tools to ease the process of updating tens or hundreds of PacketShapers that are distributed throughout the network. To address these requirements, Packeteer offers its own centralized management tools, PolicyCenter and ReportCenter. In addition to working with PacketShaper systems, PolicyCenter and ReportCenter were designed to align with industry standards and therefore integrate with third-party tools such as InfoVista, HP Open View and Micromuse.

Application Traffic Acceleration

Traffic can be accelerated by compression. Compression reduces traffic primarily by eliminating repeated sequences. Although compression effectively increases network capacity and avoids bandwidth upgrades, introducing compression or bandwidth upgrades does not necessarily eliminate network and application performance problems. As TCP/IP is an inherently bursty protocol, non-critical applications frequently consume all available bandwidth. Therefore, applying compression may increase the "virtual size" of a WAN connection, but does not ensure that mission-critical application traffic takes advantage of the newly created bandwidth. In addition, standard compression adds latency to the compressed traffic. This latency, which is caused by the act of compressing itself and by trying to compress traffic that cannot be compressed further, increases configuration and management complexity.

PacketShaper Xpress merges application traffic management with acceleration using compression, active tunnel management and latency management. The integration of PacketShaper Xpress with the PacketShaper traffic management technology is designed to ensure that increased WAN capacity is utilized by mission-critical applications by allocating the newly created virtual bandwidth to the important applications. PacketShaper Xpress manages by:

- making compression decisions based on application type;
- utilizing application specific algorithms, and;
- working with TCP rate control and other traffic management technology to manage flows of data through the compression engine to ensure consistent, predictable responses.

PacketShaper Xpress also reduces configuration and management complexity of compression through the use of the active tunnel management feature. This feature uses dynamic discovery and automatic establishment of tunnels to simplify deployment and ongoing maintenance costs.

While traffic management prioritizes mission-critical applications and smoothes bursty traffic, PacketShaper Xpress enhances performance by fostering greater throughput, faster performance, and increased network capacity.

Web Server Acceleration

Our technology includes several network appliances (hardware and software systems), represented by the AppCelera ICX-55, ICX-75 and ICX-75s, ICX-95 and ICX-95s that accelerate the transmission and rendering speed of Internet applications by compressing traffic from end-to-end and dynamically increasing the throughput of the low and medium speed connections, and in the case of the ICX-75s and ICX-95s, provide the ability to offload secure socket layer (SSL) processing. The software embedded in these appliances achieves these results by using dynamic, static and variant content caching together with content-aware compression and transformation techniques for an increase in performance. These products also determine the type of content, speed of access, and type of browser and automatically optimize the speed of delivery and rendering of information. By combining caching with compression, this technology accelerates delivery of business content and Internet applications to the user. AppCelera ICX is designed to accelerate content as it overcomes the worst sources of performance impact — first mile SSL overload and last-mile bandwidth constraints — that limit the effectiveness of stand-alone caches and load balancers.

Customers

We sell all of our products primarily through indirect channel partners. The following is a representative list of our indirect channel partners by geographic region:

North America	Europe, The Middle East, Africa and Rest of World	Asia Pacific
Alternative Technology, Inc.	ACAL Nederlands BV	AsiaSoft HK Ltd.
Atrion Networking Corporation	ADD Distribuciones Informat, SA	Encom Information Systems Co., Ltd.
Combyte USA, Inc	ADN Distribution, GmbH	Express Data
Compaq Computer Corporation/HP	Affina Systems, Inc.	Kanematsu Electronics Ltd.
Compunet Engineering, Inc.	Allasso	Lan Systems Pty Ltd.
Equant	Centia Ltd.	Macnica, Inc.
OCD Network Systems	Computer Links AG	Net One Systems Co., Ltd..
Westcon, Inc.	Equant	Nissho Electronics Corporation
	IB Solution	RBR Networks Pte. Ltd.
	Miel	Sunrise Information Co. Ltd.
	Network Alliance Ltd.	Transitions Systems
	Westcon, Inc.	

The following is a representative list of end users that have deployed multiple PacketShapers:

Enterprises

Adventis-Behring
Altria Group, Inc. (formerly Philip Morris)
Autodesk, Inc.
Bank of Tokyo-Mitsubishi, Ltd.
Beckman Coulter, Inc.
Charter Communications, Inc.
Cleveland Clinic
Daewoo Securities Co., Ltd.
Daito Trust Construction Co., Ltd.
Edmonds School District
E. I. du Pont Nemours and Company
Fuji Photo Film Co., Ltd.
Mizuho Bank, Ltd.
The Netherlands Agency for Energy and Environment
Raytheon Company
RHB Bank
RMC Aggregates
Stanford University
Synopsys, Inc.
TAFE, New South Wales
Takashimaya Company Limited
Telekom Austria
U. S. Filter
U. S. Air Force Standards Systems Group
University of California Los Angeles
VeriSign, Inc.

Service Providers

AT&T
Equant
Japan Telecom
MCI/WorldCom
NTT Communications

In 2002, sales to Alternative Technology, Inc., Westcon, Inc., and Macnica, Inc. accounted for 21%, 13% and 11% of net revenues respectively. In 2001 and 2000, one customer, Alternative Technology, Inc., accounted for 22% and 12% of net revenues, respectively. No other customer accounted for 10% or more of revenues in 2001 or 2000. Sales to the top 10 indirect channel partners accounted for 66%, 59%, and 46% of net revenues for the years ended December 31, 2002, 2001 and 2000, respectively.

Manufacturing

We outsource all of our manufacturing, including warranty repair, to one contract manufacturer, SMTC Manufacturing Corporation (SMTC) located in San Jose, California. The manufacturing processes and procedures for this manufacturer are ISO 9002 certified. Outsourcing our manufacturing enables us to reduce fixed costs and to provide flexibility in meeting market demand.

We design and develop a majority of the key components of our products, including printed circuit boards and software. In addition, we determine the components that are incorporated into our products and select the appropriate suppliers of these components. Product testing and burn-in is performed by our contract manufacturer using tests and automated testing equipment that we specify. We also use inspection testing and statistical process controls to assure the quality and reliability of our products.

We use a rolling six-month forecast based on anticipated product orders to determine our material requirements. Lead times for the materials and components we order vary significantly and depend on factors such as specific supplier, contract terms and demand for a component at a given time. We submit purchase orders for quantities needed within the next 90 days. SMTC or Packeteer may terminate the contract without cause at any time. At that time the terminating party must honor all open purchase orders.

Marketing and Sales

We target our marketing and sales efforts at enterprises and service providers. Marketing and sales activities focus on reaching the corporate information technology organization managers responsible for the performance of mission-critical applications and maintenance of network performance in the enterprise. We also focus on reaching service providers that provide valued-added service offerings, such as application performance monitoring and management.

Our marketing programs support the sale and distribution of our products and educate existing and potential enterprise and service provider customers about the benefits of our application traffic management systems. Our marketing efforts include the following:

- publication of technical, educational and business articles in industry magazines;
- public speaking opportunities at international tradeshows, conferences and analyst events;

- electronic marketing including web site-based communication programs, electronic newsletters and on-line end-user seminars;
- industry tradeshows, technical conferences and technology seminars; and
- focused advertising, direct mail, public relations and analyst outreach.

We classify our distribution channels in the following categories:

- *Channel Partners.* Packeteer has teamed with value-added resellers and distributors in the industry that are distinguished by their ability to deliver comprehensive QoS solutions, their industry expertise, and their commitment to customer satisfaction. We have established an indirect distribution channel, which is comprised of a network of over 100 resellers, distributors and system integrators that sell our solutions in over 50 countries. These partners sell our systems and software products as well as other third-party products that are complementary to our application traffic management systems.
- *Alliance Partners.* Our Alliance Partners Program (APP) unites Packeteer with organizations whose product offerings enhance, extend and advance Packeteer technology in the marketplace. In exchange, Packeteer presents APP partners with the opportunity to extend to its customers our industry-leading application performance and quality of service solutions. The APP has three designations, differentiated by the partner's customer focus: Technology Alliance Partner, Solutions Alliance Partner, and Strategic Integration Partner. Technology Alliance Partners include partnerships that provide customers with more sophisticated classification, control, reporting and management of their applications. Solutions Alliance Partners include companies whose product/solution offerings require performance enhancing technologies, such as QoS or content acceleration. Strategic Alliance Partners include integration and consulting organizations that seek to offer Packeteer products as part of a whole solution offering. Some of these Alliance Partners include Citrix, Compaq Computer Corporation/ Hewlett Packard, Concord and InfoVista.

As of December 31, 2002, our worldwide sales and marketing organization consisted of 83 individuals, including managers, sales representatives and technical and administrative support personnel. We have domestic sales offices located in California, Illinois, Massachusetts, New Jersey and Texas. In addition, we have international sales offices located in Australia, Denmark, England, France, Germany, Hong Kong, Japan, Singapore, South Korea, Spain and The Netherlands.

We believe there is a strong international market for our application traffic management solutions. Our international sales are conducted primarily through our overseas offices. Sales to customers outside of North America accounted for 58%, 55% and 54% of our net revenues in 2002, 2001 and 2000, respectively.

Research and Development

As of December 31, 2002, our research and development organization consisted of 63 employees providing expertise in different areas of our software: core functionality, classification, central management, user interface and platform engineering. Since inception, we have focused our research and development efforts on developing and enhancing our application performance solutions.

Customer Service and Technical Support

Our customer service and support organization provides technical support services. Our technical support staff is strategically located in five regional service centers: California, Hong Kong, Japan, Australia and The Netherlands. These services, which may include telephone/web support, next business day advance replacement and access to all software updates and upgrades, are typically sold as single or multi-year contracts to our resellers and end users. In addition, Packeteer has formal agreements with two third party service providers to facilitate next business day replacement for end-user customers outside the United States covered by maintenance agreements providing this service level. We believe that these programs will improve service levels and lead to increased customer satisfaction.

Competition

We compete in a rapidly evolving and highly competitive sector of the Internet application infrastructure system market. We expect competition to persist and intensify in the future from a number of different sources. Increased competition could result in reduced prices and gross margins for our products and could require increased spending by us on research and development, any of which could harm our business. We compete with Cisco, CheckPoint and several small private companies that sell products that utilize competing technologies to provide bandwidth management. In addition, our products and technology compete for information technology budget allocations with products that offer monitoring technologies, such as probes and related software. Lastly, we face indirect competition from companies that offer enterprises and service providers' increased bandwidth and infrastructure upgrades that increase the capacity of their networks, and thereby may lessen or delay the need for bandwidth management.

We believe the principal competitive factors in the traffic management market are:

- expertise and in-depth knowledge of applications;
- timeliness of new product introductions;
- ability to integrate in the existing network architecture without requiring network reconfigurations or desktop changes;
- ability to ensure end-user performance in addition to aggregate performance of the WAN access link;
- ability to compress traffic without decreasing throughput, performance or network capacity;
- ability to integrate traffic classification, management, reporting and acceleration into a single platform;
- compatibility with industry standards;
- products that do not increase latency and packet loss;
- size and scope of distribution network;
- brand name; and
- access to customers and size of installed customer base.

Intellectual Property

We rely on a combination of patent, copyright and trademark laws, and on trade secrets, confidentiality provisions and other contractual provisions to protect our proprietary rights. These measures afford only limited protection. As of December 31, 2002 we have 11 issued U.S. patents and 34 pending U.S. patent applications. We cannot assure you that our means of protecting our proprietary rights in the U.S. or abroad will be adequate or that competitors will not independently develop similar technologies. Our future success depends in part on our ability to protect our proprietary rights to the technologies used in our principal products. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use trade secrets or other information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the U.S. We cannot assure you that any issued patent will preserve our proprietary position, or that competitors or others will not develop technologies similar to or superior to our technology. Our failure to enforce and protect our intellectual property rights could harm our business, operating results and financial condition.

From time to time, third parties, including our competitors, have asserted patent, copyright and other intellectual property rights to technologies that are important to us. We expect that we will increasingly be subject to infringement claims as the number of products and competitors in the application-adaptive bandwidth management market grows and the functionality of products overlaps. The results of any litigation matter are inherently uncertain. In the event of an adverse result in any litigation with third parties that could arise in the future, we could be required to pay substantial damages, including treble damages if we are held to have willfully infringed, to cease the manufacture, use and sale of infringing products, to expend significant resources to develop non-infringing technology, or to obtain licenses to the third-party technology. Licenses may not be available from any third party that asserts intellectual property claims against us on commercially reasonable terms, or at all. In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail.

Employees

As of December 31, 2002, Packeteer employed a total of 203 full-time employees. Of the total number of employees, 63 were in research and development, 67 in sales and system engineering, 16 in marketing, 30 in operations and 27 in administration. Our employees are not represented by any collective bargaining agreement with respect to their employment by Packeteer.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Our limited operating history and the rapidly evolving market we serve makes evaluating our business prospects difficult

We were incorporated in January 1996 and began shipping our products commercially in February 1997. Because of our limited operating history and the uncertain nature of the rapidly changing market that we serve, we believe the prediction of future results of operations is difficult. As an investor in our common stock, you should consider the risks and difficulties that we face as an early stage company in a new and rapidly evolving market. Some of the specific risks we face include our ability to:

- execute our sales and marketing strategy;
- maintain current and develop new relationships with key resellers, distributors, systems integrators and original equipment manufacturers, or OEMs; and
- expand our domestic and international sales efforts.

We have a history of losses and profitability will be difficult to sustain

Although we earned a net income of $3.7 million in 2002, we incurred net losses of $71.0 and $9.4 million in 2001 and 2000 respectively. As of December 31, 2002, we had an accumulated deficit of $103.4 million. Our recent profitability could be difficult to sustain. If revenues grow slower than we anticipate or if operating expenditures exceed our expectations or cannot be adjusted accordingly, we may experience additional losses on a quarterly and annual basis.

If the application traffic management solutions market fails to grow, our business will fail

The market for application traffic management solutions is in an early stage of development and its success is not guaranteed. Therefore, we cannot accurately assess the size of the market, the products needed to address the market, the optimal distribution strategy, or the competitive environment that will develop. In order for us to be successful, our potential customers must recognize the value of more sophisticated bandwidth management solutions, decide to invest in the management of their networks and the performance of important business software applications and, in particular, adopt our bandwidth management solutions.

Our future operating results may not meet analysts' expectations and may fluctuate significantly, which could adversely affect our stock price

We believe that period-to-period comparisons of our operating results cannot be relied upon as an indicator of our future performance. Our operating results may be below the expectations of public market analysts or investors in some future quarter. If this occurs, the price of our common stock would likely decrease. Our operating results are likely to fluctuate in the future on both a quarterly and an annual basis due to a number of factors, many of which are outside our control. Factors that could cause our operating results to fluctuate include variations in:

- the timing and size of orders and shipments of our products;
- the mix of products we sell;
- the mix of channels through which those products are sold;
- the average selling prices of our products; and
- the amount and timing of our operating expenses.

In the past, we have experienced fluctuations in operating results. These fluctuations resulted primarily from variations in the mix of products sold and variations in channels through which products were sold. Research and development expenses, specifically prototype expenses, consulting fees and other program costs, have fluctuated relative to the specific stage of product development of the various projects underway. Sales and marketing expenses have fluctuated due to increased personnel expenses, expenditures related to trade shows and the launch of new products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed information on our operating results.

The average selling prices of our products could decrease rapidly which may negatively impact gross margins and revenues

We may experience substantial period-to-period fluctuations in future operating results due to the erosion of our average selling prices. The average selling prices of our products could decrease in the future in response to competitive pricing pressures, increased sales discounts, new product introductions by us or our competitors or other factors. Therefore, to maintain our gross margins, we must develop and introduce on a timely basis new products and product enhancements and continually reduce our product costs. Our failure to do so would cause our revenue and gross margins to decline.

If our international sales efforts are unsuccessful, our business will fail to grow

The failure of our indirect partners to sell our products internationally will harm our business. Sales to customers outside of North America accounted for 58%, 55% and 54% of our total net revenues in fiscal 2002, 2001 and 2000, respectively. Our ability to grow will depend in part on the expansion of international sales, which will require success on the part of our resellers, distributors and systems integrators in marketing our products.

We intend to expand operations in our existing international markets and to enter new international markets, which will demand management attention and financial commitment. We may not be able to successfully sustain and expand our international operations. In addition, a successful expansion of our international operations and sales in foreign markets will require us to develop relationships with suitable indirect channel partners operating abroad. We may not be able to identify, attract or retain these indirect channel partners.

Furthermore, to increase revenues in international markets, we will need to continue to establish foreign operations, to hire additional personnel to run these operations and to maintain good relations with our foreign indirect channel partners. To the extent that we are unable to successfully do so, our growth in international sales will be limited.

Our international sales are currently all U.S. dollar-denominated. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. In the future, we may elect to invoice some of our international customers in local currency. Doing so will subject us to fluctuations in exchange rates between the U.S. dollar and the particular local currency and could negatively affect our financial performance.

If we are unable to develop and maintain strong partnering relationships with our indirect channel partners, or if their sales efforts on our behalf are not successful, or if they fail to provide adequate services to our end-user customers, our sales may suffer and our revenues may not increase

We rely primarily on an indirect distribution channel consisting of resellers, distributors and systems integrators for our revenues. Because many of our indirect channel partners also sell competitive products, our success and revenue growth will depend on our ability to develop and maintain strong cooperative relationships with significant indirect channel partners, as well as on the sales efforts and success of those indirect channel partners.

We cannot assure you that our indirect channel partners will market our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. In order to support and develop leads for our indirect distribution channels, we plan to continue to expand our field sales and support staff as needed. We cannot assure you that this internal expansion will be successfully completed, that the cost of this expansion will not exceed the revenues generated or that our expanded sales and support staff will be able to compete successfully against the significantly more extensive and well-funded sales and marketing operations of many of our current or potential competitors. In addition, our indirect channel agreements are generally not exclusive and one or more of our channel partners may compete directly with another channel partner for the sale of our products in a particular region or market. This may cause such channel partners to stop or reduce their efforts in marketing our products. Our inability to effectively establish or manage our distribution channels would harm our sales.

In addition, our indirect channel partners may provide services to our end-user customers that are inadequate or do not meet expectations. Such failures to provide adequate services could result in customer dissatisfaction with us or our products and services due to delays in maintenance and replacement, decreases in our customers' network availability and other losses. These occurrences could result in the loss of customers and repeat orders and could delay or limit market acceptance of our products, which would negatively affect our sales and results of operations.

Sales to large customers would be difficult to replace if lost

A limited number of indirect channel partners have accounted for a large part of our revenues to date and we expect that this trend will continue. Because our expense levels are based on our expectations as to future revenue and to a large extent are fixed in the short term, any significant reduction or delay in sales of our products to any significant indirect channel partner or unexpected returns from these indirect channel partners could harm our business. In 2002, sales to Alternative Technology, Inc., Westcon, Inc., and Macnica, Inc. accounted for 21%, 13% and 11% of net revenues respectively. In 2001 and 2000, one customer, Alternative Technology, Inc., accounted for 22% and 12% of net revenues, respectively. No other customer accounted for 10% or more of revenues in 2001 or 2000. We expect that our largest customers in the future could be different from our largest customers today. End users can stop purchasing and indirect channel partners can stop marketing our products at any time. We cannot assure you that we will retain these indirect channel partners or that we will be able to obtain additional or replacement partners. The loss of one or more of our key indirect channel partners or the failure to obtain and ship a number of large orders each quarter could harm our operating results and liquidity.

Our reliance on sales of our products by others makes it difficult to predict our revenues and results of operations

The timing of our revenues is difficult to predict because of our reliance on indirect sales channels and the variability of our sales cycle. The length of our sales cycle for sales through our indirect channel partners to our end users may vary substantially depending upon the size of the order and the distribution channel through which our products are sold.

If revenues forecasted in a particular quarter do not occur in that quarter, our operating results for that quarter could be adversely affected. Furthermore, because our expense levels are based on our expectations as to future revenue and to a large extent are fixed in the short term, a substantial reduction or delay in sales of our products or the loss of any significant indirect channel partner could harm our business.

We face risks related to inventories of our products held by our distributors

Many of our distributors maintain inventories of our products. We work closely with these distributors to monitor channel inventory levels so that appropriate levels of products are available to resellers and end users. However, if distributors reduce their levels of inventory or if they do not maintain sufficient levels to meet customer demand, our sales could be negatively impacted.

Additionally, although we monitor and track channel inventory with our distributors, overstocking could occur if the demand for our products were to rapidly decline due to economic downturns, increased competition, underperformance of distributors or the introduction of new products by our competitors or ourselves. This could cause sales and cost of sales to fluctuate from quarter to quarter.

We have relied and expect to continue to rely on a limited number of products for a significant portion of our revenues

Most of our revenues have been derived from sales of our PacketShaper family of products and related maintenance and training services. We currently expect that PacketShaper-related revenues will continue to account for a substantial percentage of our revenues in fiscal 2003 and for the foreseeable future thereafter. Our future operating results are significantly dependent upon the continued market acceptance of our PacketShaper family of products and enhanced PacketShaper applications. Our business will be harmed if our PacketShaper products do not continue to achieve market acceptance or if we fail to develop and market improvements to our PacketShaper products or new and enhanced products. A decline in demand for our PacketShaper family of products as a result of competition, technological change or other factors would harm our business.

Introduction of our new products may cause customers to defer purchases of our existing products which could harm our operating results

When we announce new products or product enhancements that have the potential to replace or shorten the life cycle of our existing products, customers may defer purchasing our existing products. These actions could harm our operating results by unexpectedly decreasing sales, increasing our inventory levels of older products and exposing us to greater risk of product obsolescence.

Our reliance on SMTC for all of our manufacturing requirements could cause us to lose orders if this third party manufacturer fails to satisfy our cost, quality and delivery requirements

We currently contract with SMTC for all of our manufacturing requirements. Any manufacturing disruption could impair our ability to fulfill orders. Our future success will depend, in significant part, on our ability to have SMTC or others manufacture our products cost-effectively and in sufficient volumes. We face a number of risks associated with our dependence on third-party manufacturers including:

- reduced control over delivery schedules;
- the potential lack of adequate capacity during periods of excess demand;
- manufacturing yields and costs;
- quality assurance
- increases in prices; and
- the potential misappropriation of our intellectual property.

We have no long-term contracts or arrangements with any of our vendors that guarantee product availability, the continuation of particular payment terms or the extension of credit limits. We have experienced in the past, and may experience in the future, problems with our contract manufacturers, such as inferior quality, insufficient quantities and late delivery of product. To date, these problems have not materially adversely affected us. We may not be able to obtain additional volume purchase or manufacturing arrangements on terms that we consider acceptable, if at all. If we enter into a high-volume or long-term supply arrangement and subsequently decide that we cannot use the products or services provided for in the agreement, our business will be harmed. We cannot assure you that we can effectively manage our contract manufacturer or that this manufacturer will meet our future requirements for timely delivery of products of sufficient quality or quantity. Any of these difficulties could harm our relationships with customers and cause us to lose orders.

In the future, we may seek to use additional contract manufacturers. We may experience difficulty in locating and qualifying suitable manufacturing candidates capable of satisfying our product specifications or quantity requirements. Further, new third-party manufacturers may encounter difficulties in the manufacture of our products resulting in product delivery delays.

Most of the components for our products come from single or limited sources, and we could lose sales if these sources fail to satisfy our supply requirements

Almost all of the components used in our products are obtained from single or limited sources. Our products have been designed to incorporate a particular set of components. As a result, our desire to change the components of our products or our inability to obtain suitable components on a timely basis would require engineering changes to our products before we could incorporate substitute components. Any such changes could be costly and result in lost sales.

We do not have any long-term supply contracts to ensure sources of supply. If our contract manufacturer fails to obtain components in sufficient quantities when required, our business could be harmed. Our suppliers also sell products to our competitors. Our suppliers may enter into exclusive arrangements with our competitors, stop selling their products or components to us at commercially reasonable prices or refuse to sell their products or components to us at any price. Our inability to obtain sufficient quantities of single-sourced or limited-sourced components, or to develop alternative sources for components or products would harm our ability to maintain and expand our business.

Potential new accounting pronouncements are likely to impact our future financial position and results of operations

Proposed initiatives could result in changes in accounting rules, including legislative and other proposals to account for employee stock options as compensation expense. These and other potential changes could materially increase the expenses we report under generally accepted accounting principles, and adversely affect our operating results.

Any acquisitions we make could result in dilution to our existing shareholders and difficulties in successfully managing our business

We continually evaluate strategic acquisitions of other businesses. Our consummation of the acquisition of other businesses would subject us to a number of risks, including the following:

- difficulty in integrating the acquired operations and retaining acquired personnel;
- limitations on our ability to retain acquired distribution channels and customers;
- diversion of management's attention and disruption of our ongoing business; and
- limitations on our ability to successfully incorporate acquired technology and rights into our product and service offerings and maintain uniform standards, controls, procedures, and policies.

Furthermore, we may incur indebtedness or issue equity securities to pay for future acquisitions. The issuance of equity or convertible debt securities could be dilutive to our existing shareholders.

Our inability to attract and retain qualified personnel could significantly interrupt our business operations

Our future success will depend, to a significant extent, on the ability of our management to operate effectively, both individually and as a group. We are dependent on our ability to attract, retain and motivate high caliber key personnel. Competition for qualified personnel and management in the networking industry, including engineers, sales and service and support personnel, is intense, and we may not be successful in attracting and retaining such personnel. There may be only a limited number of persons with the requisite skills to serve in these key positions and it may become increasingly difficult to hire such persons. Competitors and others have in the past and may in the future attempt to recruit our employees. We do not have employment contracts with any of our personnel. Our business will suffer if we encounter delays in hiring these additional personnel.

We may be unable to compete effectively with other companies in our market sector who are substantially larger and more established and who have significantly greater resources than our company

We compete in a rapidly evolving and highly competitive sector of the networking technology market. We expect competition to persist and intensify in the future from a number of different sources. Increased competition could result in reduced prices and gross margins for our products and could require increased spending by us on research and development, sales and marketing and customer support, any of which could harm our business. We compete with Cisco Systems, Inc. and CheckPoint Software Technologies Ltd., which sell products incorporating competing technologies. We also compete with several small private companies that utilize competing technologies to provide bandwidth management and compression. In addition, our products and technology compete for information technology budget allocations with products that offer monitoring capabilities, such as probes and related software. Lastly, we face indirect competition from companies that offer enterprises and service providers increased bandwidth and infrastructure upgrades that increase the capacity of their networks, which may lessen or delay the need for traffic management solutions.

Some of our competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources and more established distribution channels. These competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we can. We have encountered, and expect to encounter, customers who are extremely confident in and committed to the product offerings of our competitors. Furthermore, some of our competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to rapidly gain market share by addressing the needs of our prospective customers. These competitors may enter our existing or future markets with solutions that may be less expensive, provide higher performance or additional features or be introduced earlier than our solutions. Given the market opportunity in the traffic management solutions market, we also expect that other companies may enter or announce an intention to enter our market with alternative products and technologies, which could reduce the sales or market acceptance of our products and services, perpetuate intense price competition or make our products obsolete. If any technology that is competing with ours is or becomes more reliable, higher performing, less expensive or has other advantages over our technology, then the demand for our products and services would decrease, which would harm our business.

If we do not expand or enhance our product offerings or respond effectively to technological change, our business may not grow

Our future performance will depend on the successful development, introduction and market acceptance of new and enhanced products that address customer requirements in a cost-effective manner. We cannot assure you that our technological approach will achieve broad market acceptance or that other technologies or solutions will not supplant our approach. The traffic management solutions market is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. The introduction of new products, market acceptance of products based on new or alternative technologies, or the emergence of new industry standards, could render our existing products obsolete or make it easier for other products to compete with our products. Developments in router-based queuing schemes could also significantly reduce demand for our product. Alternative technologies, including packet-queuing and compression technologies, could achieve widespread market acceptance. Our future success will depend in large part upon our ability to:

- develop and maintain competitive products;
- enhance our products by adding innovative features that differentiate our products from those of our competitors;
- bring products to market on a timely basis at competitive prices;
- identify and respond to emerging technological trends in the market; and
- respond effectively to new technological changes or new product announcements by others.

We have in the past experienced delays in product development which to date have not materially adversely affected us. However, these delays may occur in the future and could result in a loss of customers and market share.

If we are unable to effectively manage our growth, we may experience operating inefficiencies and have difficulty meeting demand for our products

In the past, we have experienced rapid and significant expansion of our operations. If further rapid and significant expansion is required to address potential growth in our customer base and market opportunities, this expansion could place a significant strain on our management, products and support operations, sales and marketing personnel and other resources, which could harm our business.

In the future, we may experience difficulties meeting the demand for our products and services. The use of our products requires training, which is provided by our channel partners, as well as ourselves. If we are unable to provide training and support for our products in a timely manner, the implementation process will be longer and customer satisfaction may be lower. In addition, our management team may not be able to achieve the rapid execution necessary to fully exploit the market for our products and services. We cannot assure you that our systems, procedures or controls will be adequate to support the anticipated growth in our operations.

We may not be able to install management information and control systems in an efficient and timely manner, and our current or planned personnel, systems, procedures and controls may not be adequate to support our future operations.

Our products may have errors or defects that we find after the products have been sold, which could negatively affect our revenues and the market acceptance of our products and increase our costs

Our products are complex and may contain undetected defects, errors or failures in either the hardware or software. In addition, because our products plug into our end users' existing networks, they can directly affect the functionality of the network. Furthermore, end users rely on our products to maintain acceptable service levels. We have in the past encountered errors in our products, which in a few instances resulted in network failures and in a number of instances resulted in degraded service. To date, these errors have not materially adversely affected us. Additional errors may occur in our products in the future. The occurrence of defects, errors or failures could result in the failure of our customer's network or mission-critical applications, delays in installation, product returns and other losses to us or to our customers or end users. In addition, we would have limited experience responding to new problems that could arise with any new products that we introduce. These occurrences could also result in the loss of or delay in market acceptance of our products, which could harm our business.

We may also be subject to liability claims for damages related to product errors. While we carry insurance policies covering this type of liability, these policies may not provide sufficient protection should a claim be asserted. A material product liability claim may harm our business.

Failure to adequately protect our intellectual property would result in significant harm to our business

Our success depends significantly upon our proprietary technology and our failure or inability to protect our proprietary technology would result in significant harm to our business. We rely on a combination of patent, copyright and trademark laws, and on trade secrets, confidentiality provisions and other contractual provisions to protect our proprietary rights. These measures afford only limited protection. As of December 31, 2002 we have eleven issued U.S. patents and thirty-four pending U.S. patent applications. Currently, none of our technology is patented outside of the United States. Our means of protecting our proprietary rights in the U.S. or abroad may not be adequate and competitors may independently develop similar technologies. Our future success will depend in part on our ability to protect our proprietary rights and the technologies used in our principal products. Despite our efforts to protect our proprietary rights and technologies unauthorized parties may attempt to copy aspects of our products or to obtain and use trade secrets or other information that we regard as proprietary. Legal proceedings to enforce our intellectual property rights could be burdensome and expensive and could involve a high degree of uncertainty. These legal proceedings may also divert management's attention from growing our business. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the U.S. Issued patents may not preserve our proprietary position. If we do not enforce and protect our intellectual property, our business will suffer substantial harm.

Claims by others that we infringe on their intellectual property rights could be costly to defend and could harm our business

We may be subject to claims by others that our products infringe on their intellectual property rights. These claims, whether or not valid, could require us to spend significant sums in litigation, pay damages, delay product shipments, reengineer our products or acquire licenses to such third-party intellectual property. We may not be able to secure any required licenses on commercially reasonable terms, or at all. We expect that we will increasingly be subject to infringement claims as the number of products and competitors in the traffic management solutions market grows and the functionality of products overlaps. Any of these claims or resulting events could harm our business.

If our products do not comply with evolving industry standards and government regulations, our business could be harmed

The market for traffic management solutions is characterized by the need to support industry standards as these different standards emerge, evolve and achieve acceptance. In the United States, our products must comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories. Internationally, products that we develop must comply with standards established by the International Electrotechnical Commission as well as with recommendations of the International Telecommunication Union. To remain competitive we must continue to introduce new products and product enhancements that meet these emerging U.S. and international standards. However, in the future we may not be able to effectively address the compatibility and interoperability issues that arise as a result of technological changes and evolving industry standards. Failure to comply with existing or evolving industry standards or to obtain timely domestic or foreign regulatory approvals or certificates could harm our business.

Our growth and operating results would be impaired if we are unable to meet our future capital requirements

We currently anticipate that our existing cash and investment balances and available line of credit will be sufficient to meet our liquidity needs for the foreseeable future. However, we may need to raise additional funds if our estimates of revenues, working capital or capital expenditure requirements change or prove inaccurate or in order for us to respond to unforeseen technological or marketing hurdles or to take advantage of unanticipated opportunities.

In addition, we expect to review potential acquisitions that would complement our existing product offerings or enhance our technical capabilities. While we have no current agreements or negotiations underway with respect to any such acquisition, any future transaction of this nature could require potentially significant amounts of capital. These funds may not be available at the time or times needed, or available on terms acceptable to us. If adequate funds are not available, or are not available on acceptable terms, we may not be able to take advantage of market opportunities to develop new products or to otherwise respond to competitive pressures.

Certain provisions of our charter and of Delaware law make a takeover of Packeteer more difficult, which could lower the market price of the common stock

Our corporate documents and Section 203 of the Delaware General Corporation Law could discourage, delay or prevent a third party or a significant stockholder from acquiring control of Packeteer. In addition, provisions of our certificate of incorporation may have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest involving Packeteer. Any of these anti-takeover provisions could lower the market price of the common stock and could deprive our stockholders of the opportunity to receive a premium for their common stock that they might otherwise receive from the sale of Packeteer.

Item 2. *Properties*

We lease approximately 69,000 square feet of administrative and research and development facilities in Cupertino, California under a lease that expires November 2007. We also lease sales offices in the following domestic locations: Bedminster, New Jersey; Dallas, Texas; Fall River, Massachusetts; Irvine, California; Schaumburg, Illinois; and Westlake Village, California. Our international leased offices include a research and development facility located in Canada, and sales and marketing offices in Australia, France, Germany, Hong Kong, Singapore, South Korea, Spain and The Netherlands. We believe that our future growth can be accommodated by current facilities or by leasing the necessary additional space.

Item 3. *Legal Proceedings*

In November 2001, Packeteer, certain company officers and directors, and underwriters of our initial public offering were named as defendants in a securities class-action lawsuit filed in the United States District Court for the Southern District of New York. The complaint, captioned Antoniono v. Packeteer, Inc. et. al., alleges violations of Sections 11, 12(a)2 and 15 of the Securities Act of 1933, as amended, Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder on behalf of a purported class of purchasers of Packeteer common stock between July 27, 1999 and December 6, 2000. The plaintiffs seek unspecified damages. Various plaintiffs have filed similar actions asserting virtually identical allegations against more than 300 other issuers. These cases have all been assigned to the Hon. Shira A. Scheindlin.

In October 2002, the plaintiffs agreed to dismiss the company's officers and directors from the litigation without prejudice, in return for a tolling agreement. The Company moved to dismiss the claims against it. The Court recently denied the motion. As a result, the case may proceed to the discovery phase. We believe that we have meritorious defenses to the lawsuit and will defend ourselves vigorously in the litigation. We are not presently able to estimate the losses, if any, related to this lawsuit, and accordingly, as of December 31, 2002, no accrual for this contingency has been recorded.

We are routinely involved in legal and administrative proceedings incidental to our normal business activities and believe that these matters will not have a material adverse effect on our financial position, results of operations or cash flows.

Item 4. *Submission of Matters to a Vote of Security Holders*

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Stock and Related Stockholder Matters***

Our common stock has been quoted on the Nasdaq National Market under the symbol **"PKTR"** since our initial public offering on July 28, 1999. Prior to this time, there was no public market for our common stock. The following table shows the high and low closing prices per share of our common stock as reported on the Nasdaq National Market for the periods indicated:

	High	Low
Fiscal 2002:		
Fourth Quarter	$ 8.28	$3.35
Third Quarter	5.35	2.66
Second Quarter	7.50	4.13
First Quarter	7.93	5.47
Fiscal 2001:		
Fourth Quarter	8.71	2.83
Third Quarter	11.92	3.03
Second Quarter	12.53	2.13
First Quarter	20.13	3.03

As of February 28, 2003, there were approximately 400 registered holders of our common stock. We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. The covenants under our Loan and Security Agreement with Silicon Valley Bank prohibit us from paying cash dividends.

Craig W. Elliott, a director and our former President and CEO, and Brett D. Galloway, a director and our former Vice President of Corporate Development, have informed us that, in order to diversify their investment portfolios while avoiding conflicts of interest or the appearance of any such conflict that might arise from their position with the Company, they have established written plans in accordance with SEC Rule 10b5-1 for gradually liquidating a portion of their holdings of our common stock. Such plans call for sales of a specific number of shares of stock per month, subject to certain contingencies relating to prevailing stock price.

Item 6. *Selected Financial Data*

The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of Packeteer, Inc. and the notes thereto included elsewhere in this report. The historical results are not necessarily indicative of the operating results to be expected in the future.

	Years Ended December 31,				
	2002	2001	2000	1999	1998
	(In thousands, except per share data)				
Consolidated Statements of Operations Data:					
Net revenues	$55,014	$ 46,661	$ 41,097	$ 18,441	$ 7,230
Product and service costs	12,852	13,867	12,585	5,286	2,386
Amortization of acquired technology	—	1,199	678	—	—
Gross profit	42,162	31,595	27,834	13,155	4,844
Operating expenses:					
Research and development*	10,694	11,697	8,760	5,164	2,779
Sales and marketing*	23,269	22,417	18,614	13,737	8,866
General and administrative*	4,585	5,704	4,824	2,936	1,750
Amortization of goodwill	—	11,017	6,424	—	—
Impairment of goodwill and intangibles	—	52,552	—	—	—
Amortization of stock-based compensation	385	1,233	1,683	3,088	537
Total operating expenses	38,933	104,620	40,305	24,925	13,932
Net income (loss) from operations	3,229	(73,025)	(12,471)	(11,770)	(9,088)
Interest and other income	1,392	3,170	4,020	1,757	367
Interest and other expense	(477)	(1,133)	(618)	(863)	(78)
Net income (loss) before income taxes	4,144	(70,988)	(9,069)	(10,876)	(8,799)
Provision for income taxes	415	—	300	—	—
Net income (loss)	$ 3,729	$(70,988)	$ (9,369)	$(10,876)	$(8,799)
Basic and diluted net income (loss) per share	$ 0.12	$ (2.40)	$ (0.35)	$ (0.71)	$ (1.54)
Shares used in computing basic net income (loss) per share	30,205	29,559	27,152	15,343	5,709
Shares used in computing diluted net income (loss) per share	30,718	29,559	27,152	15,343	5,709
* Excludes amortization of deferred stock-based compensation of the following:					
Research and development	$ 183	$ 663	$ 558	$ 459	$ 86
Sales and marketing	151	442	892	2,184	436
General and administrative	51	128	233	445	15

	December 31,				
	2002	2001	2000	1999	1998
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents and investments	$65,474	$62,221	$ 62,206	$65,158	$4,477
Working capital	52,665	52,723	51,958	51,285	3,501
Total assets	79,912	73,005	144,281	70,821	8,570
Long-term obligations	545	1,289	3,215	839	739
Total stockholders' equity	63,401	56,624	124,133	59,120	3,759

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this report. Except for historical information, the discussion in this report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described in the section titled "RISK FACTORS."

Overview

Packeteer is a leading provider of application traffic management systems designed to enable enterprises to gain visibility and control for networked applications, extend network resources and align application performance with business priorities. For service providers, Packeteer systems provide a platform for delivering application-intelligent network services that control quality of service, expand revenue opportunities and offer compelling differentiation. Packeteer's products — powered by PacketWise software — are designed to ensure end-to-end QoS for networked applications and managed services, enhancing users' quality of experience through comprehensive bandwidth, traffic, content, service-level and policy management. Packeteer's PacketShaper family of products, the PacketSeeker, PacketShaper and PacketShaper Xpress systems, integrates application discovery, analysis, control and reporting technologies that are required for proactive application performance and bandwidth management. The AppCelera family of Internet acceleration appliances employs SSL offload and advanced content compression, transformation and caching technologies to improve response times of mission critical enterprise, eBusiness and eCommerce web applications.

Packeteer's products are deployed by Global 2000 corporations and service providers, and sold through an established network of more than 100 resellers, distributors, system-integrators and OEMs in more than 50 countries. Our products are built on hardware platforms based on Intel-compatible microprocessor technologies. In addition, PacketWise software is licensed by major communications industry partners who integrate the software into specific strategic networking solutions. We primarily use indirect channels, resellers, distributors and system integrators, to leverage the reach of our sales force and to obtain worldwide coverage. Our sales and marketing efforts are used to develop brand awareness and support our indirect channels. We have subsidiaries or branch offices in Australia, Canada, Caymans, Denmark, France, Germany, Hong Kong, Japan, Singapore, South Korea, The Netherlands, and the United Kingdom. To date, we have shipped more than 24,000 units.

We were incorporated in January 1996. From our inception through January 1997, our operating activities related primarily to establishing a research and development organization, developing and testing prototype designs, establishing a sales and marketing organization and developing customer, vendor and manufacturing relationships. We shipped our first product in February 1997. Since then, we have focused on developing additional products and product enhancements, building our worldwide indirect sales channel and establishing our sales, marketing and customer support organizations.

In order to further the growth of our business, we sold 4,600,000 shares of common stock in our initial public offering on July 28, 1999, which raised approximately $62.6 million net of fees and expenses.

We have a limited operating history. As of December 31, 2002, we had an accumulated deficit of $103.4 million. We achieved profitability throughout fiscal 2002. However, as we incurred losses since we commenced operations in 1996 until 2002, continued profitability could be difficult to sustain. We expect to continue to incur significant sales and marketing, product development and administrative expenses and, as a result, will need to generate significant quarterly revenues to maintain profitability.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to inventory valuation, valuation of long-lived assets, valuation allowances including sales return reserves and allowance for doubtful accounts, and other liabilities, specifically warranty reserves. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The items in our financial statements requiring the most significant estimates and judgment are as follows:

Revenue Recognition. Product revenue consists primarily of sales of our PacketShaper and AppCelera products, which include hardware, as well as software licenses. Service revenue consists primarily of maintenance revenue and, to a lesser extent, training revenue.

The Company applies the provisions of Statement of Position 97-2, "Software Revenue Recognition," as amended by Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions," to all transactions involving the sale of hardware and software products. Revenue is generally recognized when all of the following criteria are met as set forth in paragraph 8 of SOP 97-2:

- persuasive evidence of an arrangement exists,
- delivery has occurred,
- the fee is fixed or determinable, and
- collectibility is reasonably assured.

Receipt of a customer purchase order is persuasive evidence of an arrangement. Sales through our distribution channel are evidenced by an agreement governing the relationship together with purchase orders on a transaction-by-transaction basis.

Delivery generally occurs when product is delivered to a common carrier from Packeteer or its designated fulfillment house. For maintenance contracts, delivery is deemed to occur ratably over the contract period.

The Company's fees are typically considered to be fixed or determinable at the inception of the arrangements and are negotiated at the outset of an arrangement, generally based on specific products and quantities to be delivered. In the event payment terms are provided that differ significantly from our standard business practices, the fees are deemed to not be fixed or determinable and revenue is recognized as the fees become due and payable.

We assess collectibility based on a number of factors, including credit worthiness of the customer and past transaction history of the customer.

Our standard revenue recognition policy includes modifications under certain circumstances as follows: Product revenue on sales to major new distributors is recorded based on sell-through to the end user customers until such time as the Company has established significant experience with the distributor's product exchange activity. Additionally, when the Company introduces a new product into its distribution channel for which there is no historical customer demand or acceptance history, revenue is recognized on the basis of sell-through to end user customers until such time as demand or acceptance history has been established.

The Company has analyzed all of the elements included in its multiple element arrangements and has determined that it has sufficient vendor specific objective evidence (VSOE) of fair value to allocate revenue to the maintenance component of its product and to training. VSOE is based upon separate sales of maintenance renewals and training to customers. Accordingly, assuming other revenue recognition criteria are met, revenue from product sales is recognized upon delivery using the residual method in accordance with SOP 98-9. Revenue from maintenance is recognized ratably over the maintenance term and revenue from training is recognized when the training has taken place. To date, training revenues have not been material.

Inventory Valuation. Inventories consist primarily of finished goods and are stated at the lower of cost (on a first-in, first-out basis) or market. We currently contract with SMTC for the manufacture of all of our products. We record inventory reserves for excess and obsolete inventories based on historical usage and forecasted demand. Factors which could cause our forecasted demand to prove inaccurate include our reliance on indirect sales channels and the variability of our sales cycle; the potential of announcements of our new products or enhancements to replace or shorten the life cycle of our current products, or cause customers to defer their purchases; loss of sales due to product shortages; and the potential of new or alternative technologies achieving widespread market acceptance and thereby rendering our existing products obsolete. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made.

Valuation of Long-Lived and Intangible Assets and Goodwill. As required by SFAS 144, "Accounting for Impairment or Disposal of Long-lived Assets", the Company regularly performs reviews to determine if the carrying value of its long-lived assets is impaired. The purpose for the review is to identify any facts or circumstances, either internal or external, which indicate that the carrying value of the assets cannot be recovered. Such facts or circumstances might include significant underperformance relative to expected historical or projected future operating results or significant negative industry or economic trends. If such indicators are present, we determine whether the sum of the estimated undiscounted cash flows attributable to the assets in question is less than their carrying value. If less, we recognize an impairment loss based on the excess carrying amount of the assets over their respective fair values. If quoted market prices for assets are not available, the fair value is estimated based on the present value of expected future cash flows. The fair value of the asset then becomes the asset's new carrying value.

During the third quarter of 2001, the Company performed an assessment of the carrying value of the goodwill and other intangible assets related to its acquisition of Workfire Technologies International, Inc. pursuant to the Company's stated policy as described in Note 1 to the Financial Statements. Management's determination of the existence of impairment indicators included continued general economic slowing, broad based declines in the values of networking technologies and a review of current, historical and future projections of cash flows related to these assets. The conclusion of the assessment was a determination that the carrying value of the goodwill and other intangible assets exceeded its fair value. The fair value was determined based on Company projections of the present value of future net cash flows to be generated over the expected lives of these assets. Accordingly, the Company recorded an impairment charge of $52.6 million during the third quarter of 2001 for the entire unamortized balance.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Any goodwill or other intangible assets recorded in the future will be tested for impairment on an annual basis according to the specific guidance in the statement.

Sales Return Reserve and Allowance for Doubtful Accounts. In accordance with SFAS 48, "Revenue Recognition When Right of Return Exists", management must use judgment and make estimates of potential future product returns related to current period product revenue. When providing for sales return reserves, we analyze historical return rates as they are the primary indicator for estimating future returns. Material differences may result in the amount and timing of our revenue if for any period actual returns differ from our judgments or estimates. The sales return reserve balances at December 31, 2002 and 2001 were $875,000 and $331,000, respectively. We must also make estimates of the uncollectibility of accounts receivable. When evaluating the adequacy of the allowance for doubtful accounts, we review the aged receivables on an account-by-account basis, taking into consideration such factors as age of the receivables, customer history and estimated continued credit-worthiness, as well as general economic and industry trends. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required. The allowance for doubtful accounts was $145,000 and $132,000 at December 31, 2002 and 2001, respectively.

Warranty Reserves. Upon shipment of products to our customers, we provide for the estimated cost to repair or replace products that may be returned under warranty. Our warranty period is typically 12 months from the date of shipment to the end user customer. For existing products, the reserve is estimated based on actual historical experience. For new products, the warranty reserve is based on historical experience of similar products until such time as sufficient historical data has been collected on the new product. Factors that may impact our warranty costs in the future include our reliance on our contract manufacturer to provide quality products and the fact that our products are complex and may contain undetected defects, errors or failures in either the hardware or the software. To date, these problems have not materially adversely affected us. Warranty reserves amounted to $284,000 and $552,000 at December 31, 2002 and 2001, respectively.

Results of Operations

The following table sets forth certain financial data as a percentage of net revenues for the periods indicated. These historical operating results are not necessarily indicative of the results for any future period.

	2002	2001	2000
Net revenues	100%	100%	100%
Product and service costs	23	30	31
Amortization of acquired technology	—	2	1
Gross margin	77	68	68
Operating expenses:			
Research and development	20	25	21
Sales and marketing	42	48	45
General and administrative	8	12	12
Amortization of goodwill	—	24	16
Impairment of goodwill and intangibles	—	113	—
Amortization of stock-based compensation	1	3	4
Total operating expenses	71	225	98
Net income (loss) from operations	6	(157)	(30)
Interest and other income	3	7	10
Interest and other expense	(1)	(2)	(2)
Net income (loss) before income taxes	8	(152)	(22)
Provision for income taxes	1	—	(1)
Net income (loss)	7%	(152)%	(23)%

Net Revenues

Product revenues consist primarily of sales of our PacketShaper family of products. Service revenues consist primarily of maintenance revenues and, to a lesser extent, training revenues.

Total net revenues increased to $55.0 million in fiscal 2002 from $46.7 million in fiscal 2001 and from $41.1 million in fiscal 2000. Product revenues increased to $47.2 million in fiscal 2002 from $41.1 million in fiscal 2001 and from $38.1 million in fiscal 2000. The increase in product revenues from 2001 to 2002 was primarily due to a favorable product mix, as sales of our higher end products continue to represent a higher percentage of our reported revenues. To a lesser extent, an overall increase in the number of units shipped also contributed to the increase in product revenues. The increase from 2000 to 2001 was due to a more favorable product mix, with sales of our PacketShaper 6500 models, introduced in the fourth quarter of fiscal 2000, showing the largest growth in 2001. There were no significant changes in selling prices during any of the periods presented. Service revenues increased to $7.8 million in fiscal 2002 from $5.6 million in fiscal 2001 and from $3.0 million in 2000 due mainly to increases in the number of units on maintenance contracts.

For fiscal 2002, total net revenues in North America increased to $23.1 million, from $20.8 million in fiscal 2001 and $18.8 million in fiscal 2000. Sales in North America accounted for 42%, 45% and 46% of net revenues for 2002, 2001 and 2000, respectively. Net revenues in Asia Pacific were $18.0 million, $12.1 million and $11.6 million, or 33%, 26% and 28% of net revenues in 2002, 2001 and 2000, respectively. The increase in 2002 was due to strong sales in Japan. Net revenues in Europe, the Middle East and Africa, "EMEA", of $13.9 million, $13.8 million and $10.7 million, represented 25%, 29% and 26% of net revenues in fiscal 2002, 2001 and 2000, respectively.

In 2002, sales to three customers, Alternative Technology, Inc., Westcon, Inc., and Macnica, Inc. accounted for 21%, 13% and 11% of net revenues respectively. In 2001 and 2000, one customer, Alternative Technology, Inc., accounted for 22% and 12% of net revenues, respectively. No other customer accounted for 10% or more of revenues in 2001 or 2000. Sales to the top 10 indirect channel partners accounted for 66%, 59%, and 46% of net revenues for the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, three customers accounted for 38% of accounts receivable.

Despite our belief that world-wide economic growth and IT spending will remain relatively flat for at least 2003, we believe that our current value proposition, which enables our enterprise customers to get more value out of existing network resources and improved performance of their critical applications should continue to allow us to grow our business again in 2003. Our growth rate and net revenue depend significantly on continued growth in the application traffic solutions market, our ability to develop and maintain strong partnering relationships with our indirect channel partners and our ability to expand or enhance our product offerings or respond to technological change. Our growth in service revenues is dependent upon increasing the number of products on maintenance, which is dependent on both growing our installed base and renewing existing maintenance contracts. Our future profitability and rate of growth, if any, will be directly affected by the continued acceptance of our product in the marketplace, as well as the timing and size of orders and shipments, product mix, average selling price of our products and general economic conditions. Our failure to successfully convince the market of our value proposition and maintain strong relationships with our indirect channel partners to ensure the success of their selling efforts on our behalf, would adversely impact our net revenues and operating results.

Cost of Revenues

Our cost of revenues (excluding amortization of acquired technology) consists of the cost of finished products purchased from our turnkey contract manufacturer, overhead costs and service support costs. Our cost of revenues decreased to $12.9 million in fiscal 2002 from $13.9 million in fiscal 2001 and increased from $12.6 million in fiscal 2000. The cost of revenues represented 23%, 30% and 31% of net revenues in fiscal 2002, 2001, and 2000, respectively.

Product costs decreased to $9.8 million in fiscal 2002 from $10.9 million in fiscal 2001 and $10.7 million in fiscal 2000. Overhead costs, specifically warranty costs and parts costs, decreased $1.3 million in fiscal 2002 compared to fiscal 2001. This was partially offset by an increase in manufacturing costs, due to increased products shipped. Per unit manufacturing costs decreased in 2002, compared to 2001, due to lower component prices. The increase from 2000 to 2001 was due to increases in overhead costs, partially offset by reductions in manufacturing and other product costs. To maintain our gross margins we must continue to develop and introduce on a timely basis new products and enhancements and reduce product costs as we did in 2002. Although we expect our overhead costs to increase in absolute dollars in future quarters, as a percent of revenues we do not expect them to return to fiscal 2001 levels.

Service costs remained unchanged at $3.0 million in fiscal 2002 compared to $3.0 million in fiscal 2001 and increased from $1.9 million in fiscal 2000. Decreased consulting costs in 2002 were offset by increased service fees and supplies related to an agreement entered into in the third quarter of 2002 for the outsourcing of certain maintenance and support services. The increases from 2000 to 2001 are due to the costs of developing the service support organization to support the increased installed base. Prior to fiscal 2000, support activities were handled primarily by the sales organization. We expect service costs to increase in absolute dollars in future quarters primarily as a result of increased service fees related to the outsourcing of certain maintenance and support services.

Amortization of Acquired Technology

Amortization of acquired technology relates to the acquired developed technologies of Workfire Technologies International, Inc. (Workfire). The acquisition occurred in September 2000. Due to the impairment write-off in the third quarter of fiscal 2001, there was no amortization during the current fiscal year. The amortization of acquired technology was $1.2 million during 2001 and $678,000 in 2000.

Research and Development

Research and development expenses consist primarily of salaries and related personnel expenses, consultant fees and prototype expenses related to the design, development, testing and enhancement of our products and software. Excluding the effects of stock-based compensation of $183,000, $663,000 and $558,000 for the years 2002, 2001 and 2000, respectively, research and development expenses decreased to $10.7 million in fiscal 2002 from $11.7 million in fiscal 2001 and increased from $8.8 million in fiscal 2000. The decreased expenses in 2002 were primarily due to a decrease in program related charges, mainly project materials, and to a lesser extent, a reduction in depreciation expense, partially offset by an increase in distributed costs. Distributed costs include expenses related to facilities, communications and technology, which are allocable to all functional areas of the Company. The increase in distributed expenses is discussed below under the heading "GENERAL AND ADMINISTRATIVE". The increase in research and development expenses from fiscal 2000 to fiscal 2001 was due to increases in staffing and related personnel costs, as well as increases in project related materials. The increase in personnel related expenses was due to the inclusion of Workfire for all of fiscal 2001, compared to only three and one half months in fiscal 2000. Research and development expenses represented 20%, 25% and 21% of net revenues in fiscal 2002, 2001 and 2000, respectively. As of December 31, 2002, all research and development costs have been expensed as incurred. We believe that continued investment in research and development is critical to attaining our strategic product and cost control objectives. We currently expect to experience somewhat higher spending levels in the upcoming quarters, but continue to target our spending to approximate our current long-term business model target of 18% to 20% of revenues going forward.

Sales and Marketing

Sales and marketing expenses consist primarily of salaries, commissions and related personnel expenses for those engaged in the sales, marketing and support of the product as well as related trade show, promotional and public relations expenses. Excluding the effects of stock-based compensation of $151,000, $442,000 and $892,000 in 2002, 2001 and 2000 respectively, sales and marketing expenses increased to $23.3 million in fiscal 2002, from $22.4 million in fiscal 2001, and from $18.6 million in fiscal 2000. In 2002, increases in personnel costs, specifically commissions and recruiting, and distributed costs, were partially offset by decreases in depreciation expense, supplies costs and marketing activities. The increase in distributed costs is discussed below under the heading "GENERAL AND ADMINISTRATIVE". The increases in fiscal 2001 compared to fiscal 2000 reflected the hiring of additional personnel in connection with building our sales force and distribution channels. Sales and marketing expenses represented 42%, 48% and 45% of net revenues for fiscal 2002, 2001, and 2000, respectively. We intend to continue to invest in appropriate sales and marketing campaigns and therefore expect sales and marketing expenses in absolute dollar expenses to increase in the future. We continue to work towards our long-term business model target of sales and marketing expenses in the range of 26 to 28% of revenues, but do not expect to achieve this on a quarterly basis for at least the next one to two years.

General and Administrative

General and administrative expenses consist primarily of salaries and related personnel expenses for administrative personnel, professional fees and other general corporate expenses. Excluding the effects of stock-based compensation of $51,000, $128,000 and $233,000 in 2002, 2001 and 2000 respectively, general and administrative expenses decreased to $4.6 million in fiscal 2002 from $5.7 million in fiscal 2001 and from $4.8 million in fiscal 2000. For fiscal 2002, decreases in professional services and distributed costs were partially offset by increased personnel costs, primarily related to the CEO transition and search occurring during the second and third quarters of 2002. Decreases in distributed costs are due to a change in the allocation of the expenses associated with our Information Technology group (IT). Prior to fiscal 2002, only a small portion of IT costs were allocated out of general and administrative expenses. Beginning in fiscal 2002, based on improved tracking and reporting of IT services, a greater portion of IT costs were allocated to other departments to better reflect the services performed by this group. During 2002, approximately $640,000 of additional IT costs were allocated from general and administrative expenses into cost of revenues, research and development and sales and marketing. Comparable figures for the prior year are not available. The increase in expenses from 2000 to 2001 included additional personnel costs and depreciation expenses.

General and administrative expenses represented 8% of net revenues in 2002, and 12% of net revenues for fiscal 2001 and 2000. This percentage decrease was due to lower expenses as well as increased revenues. Without the change in allocation of IT costs, general and administrative expenses would have been 10% of total net revenues in fiscal 2002. We expect to see general and administrative expenses continue to decline as a percentage of revenue and expect to reach our long-term business model target of 6% to 7% of revenue within the next twelve to eighteen months.

Amortization of Goodwill

In connection with the Workfire acquisition completed in September 2000, we recorded goodwill and other intangible assets of approximately $66.1 million, which was being amortized on a straight-line basis over a three-year period. Amortization of this goodwill and other intangibles totaled an aggregate of $11.0 million in 2001 and $6.4 million in 2000. There was no amortization during fiscal 2002, due to an impairment charge discussed below.

We may have additional acquisitions in future periods that could give rise to the acquisition of additional goodwill. Under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", any future goodwill will be accounted for using an impairment-only approach.

Impairment of Goodwill and Other Intangibles

In September 2000, the Company purchased Workfire for approximately $72.8 million, mostly in Packeteer stock. Substantially all the purchase price was allocated to goodwill and other intangibles.

During the third quarter of 2001, the Company performed an assessment of the carrying value of the goodwill and other intangible assets related to its acquisition of Workfire pursuant to the Company's stated policy as described in Note 1 to the Financial Statements. Management's determination of the existence of impairment indicators included continued general economic slowing, broad based declines in the values of networking technologies and a review of current, historical and future projections of cash flows related to these assets. The conclusion of the assessment was a determination that the carrying value of the goodwill and other intangible assets exceeded its fair value. The fair value was determined based on Company projections of the present value of future net cash flows to be generated over the expected lives of these assets. Accordingly, the Company recorded an impairment charge of $52.6 million during the third quarter of 2001 for the entire unamortized balance.

Stock-Based Compensation

Amortization of stock-based compensation resulted primarily from stock options grants to employees and options assumed in the Workfire acquisition. Stock-based compensation is being amortized to expense in accordance with FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option Award Plans," over the vesting period of the individual options, generally four years. We recorded stock-based compensation expense of $385,000, $1.2 million and $1.7 million in fiscal 2002, 2001 and 2000, respectively, leaving $19,000 to be amortized in future periods.

Interest and Other Income

Interest and other income consists primarily of interest income from our cash and investments and totaled $1.4 million, $3.2 million and $4.0 million for fiscal 2002, 2001 and 2000, respectively. The decrease in interest income from 2001 to 2002 and from 2000 to 2001 is the result of lower yields on invested funds.

Interest and Other Expense

Interest and other expense consists primarily of interest expense related to our line of credit, debt and capital lease obligations. Interest and other expense totaled $477,000 in 2002, $1.1 million in 2001 and $618,000 in 2000. The decrease in interest and other expenses from 2001 to 2002 was attributable to lower interest expense due to decreased levels of debt. Additionally, 2001 expenses included $545,000 loss on the disposition of $3.0 million of defaulted California Edison notes. The increase from 2000 to 2001 was due primarily to the $545,000 loss on the disposition of defaulted California Edison notes.

Income Tax Provision

Our income tax provision for 2002 is primarily attributable to income taxes payable in foreign jurisdictions. The effective rate for 2002 is approximately ten percent. There was no corresponding provision in 2001 due to the Company's consolidated net loss. In fiscal 2000, we recognized a $300,000 tax provision related to charges in lieu of income taxes associated with alternative minimum income tax. A corresponding credit was made to paid-in-capital. As of December 31, 2002, we had net operating loss carryforwards of approximately $52.3 million and $23.4 million for federal and state income tax purposes, respectively. These carryforwards, if not utilized, expire 2004 through 2022. See Note 11 of Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily from the sale of preferred and common stock and other financing activities such as bank credit against accounts receivable, subordinated debt offerings and equipment leasing and loans. Cash, cash equivalents and investments totaled $65.5 million at December 31, 2002, up from the $62.2 million reported at December 31, 2001.

Net cash provided by operating activities was $5.4 million in fiscal 2002, up from $416,000 net cash provided in fiscal 2001 and net cash used in operations of $1.1 million in fiscal 2000. The increase in operating cash flows was primarily due to net income reported in fiscal 2002, compared to net losses in 2001 and 2000.

Net cash provided by (used in) investing activities was $(10.0) million, $25.2 million and $1.4 million in 2002, 2001, and 2000, respectively primarily reflecting transactions in marketable securities. In 2002, the purchase of investments exceeded proceeds by $7.0 million. An additional $2.9 million was used to purchase fixed assets, including $2.0 related to our headquarters move in December 2002. In 2001, the activity in our portfolio generated net cash proceeds of $25.7 million, which was reinvested in short-term securities. In 2000, the net cash proceeds of $7.8 from portfolio activity were offset by disbursements related to purchases of fixed assets totaling $2.6 million and cash outlays related to our acquisition of Workfire totaling $3.3 million.

Net cash provided by financing activities was $754,000, $225,000 and $4.3 million in 2002, 2001, and 2000, respectively. In 2002, proceeds from issuance of stock totaled $2.5 million, which was partially offset by disbursements repaying lease obligations, notes payable and our line of credit. In 2001, proceeds from issuance of stock totaled $2.3 million, which was offset by disbursements repaying lease obligations, notes payable and the line of credit. In 2000, proceeds were generated by issuance of common stock, lease financing and increased borrowing under the line of credit.

We have entered into capital leases and notes payable to finance the acquisition of computer software, hardware and furniture. As of December 31, 2002, approximately $1.0 million was outstanding under capital lease obligations and $328,000 was outstanding on a note payable. We also have a revolving credit facility against accounts receivable, which provides for borrowings of up to $10.0 million. As of December 31, 2002, the outstanding balance on the line was $1.0 million. This facility expires in May 2003. Borrowings under this facility bear interest at the prime rate, which was 4.25% as of December 31, 2002, and are secured by substantially all the assets of the Company. The Company is required to maintain certain financial covenants related to working capital and quarterly profit and loss amounts. At December 31, 2002, the Company was in compliance with these covenants.

A summary of future cash payments, including interest where applicable, due under debt and lease obligations as of December 31, 2002 (in thousands) is shown below. Capital lease obligations are equipment leases entered into in prior years. Operating leases relate to facilities and the note payable is an equipment loan entered into in August 2001.

	Capital Leases	Operating Leases	Note Payable	Total
2003	$ 643	$1,365	$217	$2,225
2004	490	1,205	145	1,840
2005	—	1,211	—	1,211
2006	—	1,425	—	1,425
2007	—	1,195	—	1,195
Thereafter	—	201	—	201
	$1,133	$6,602	$362	$8,097

Additionally, we had outstanding purchase order commitments with our contract manufacturer for completed products of approximately $1.2 million as of December 31, 2002. Packeteer expects these purchase orders to be fulfilled in the first quarter of 2003.

We have used a portion of the net initial public offering proceeds of $62.6 million to repay subordinated loans of $5.0 million in 1999 and to fund operations in 1999 and 2000, including expanding and enhancing our sales and marketing operations and product offerings. The balance remains invested as described in Note 4 of the notes to consolidated financial statements.

We expect to experience growth in our working capital needs for the foreseeable future in order to execute our business plan. We anticipate that operating activities, as well as planned capital expenditures, will constitute a partial use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or products. We believe that our current cash, cash equivalents and investments of $65.5 million at December 31, 2002 and available borrowings under our credit facilities will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the foreseeable future. However, we may need to raise additional funds if our estimates of revenues, working capital or capital expenditure requirements change or prove inaccurate or in order for us to respond to unforeseen technological or marketing hurdles or to take advantage of unanticipated opportunities. These funds may not be available at the time or times needed, or available on terms acceptable to us. If adequate funds are not available, or are not available on acceptable terms, we may not be able to take advantage of market opportunities to develop new products or to otherwise respond to competitive pressures.

Recent Accounting Pronouncements

The impact of recent accounting pronouncements is discussed in Note 1 of the notes to consolidated financial statements.

Item 7a. *Quantitative and Qualitative Disclosures About Market Risk*

Fixed Income Investments

Our exposure to market risks for changes in interest rates and principal relates primarily to investments in debt securities issued by U.S. government agencies and corporate debt securities. We place our investments with high credit quality issuers and, by policy, limit the amount of the credit exposure to any one issuer. Our investment securities are classified as available-for-sale and consequently are recorded on the balance sheet at fair value with unrealized gains and losses reported as a separate component of accumulated other comprehensive income (loss).

We do not use derivative financial instruments. In general our policy is to limit the risk of principal loss and ensure the safety of invested funds by limiting market and credit risk. All highly liquid investments with less than three months to maturity from date of purchase are considered to be cash equivalents; investments with maturities between three and twelve months are considered to be short-term investments; and investments with maturities in excess of twelve months are considered to be long-term investments. The following table presents the amortized cost, fair value and related weighted-average interest rates by year of maturity for our investment portfolio as of December 31, 2002 and comparable fair values as of December 31, 2001.

	2002				2001 Fair Value
	2003	2004	Total	Fair Value	
			(In thousands)		
Cash equivalents	$44,518	—	$44,518	$44,519	$48,286
Weighted-average rate	1.25%	—			
Short-term investments	11,245	—	11,245	11,339	8,624
Weighted-average rate	2.10%	—			
Long-term investments	—	$7,922	7,922	7,991	3,588
Weighted-average rate	—	2.55%			
Total investment portfolio	$55,763	$7,922	$63,685	$63,849	$60,498

Foreign Exchange

We develop products in the United States and sell in North America, Asia, Europe and the rest of the world. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in worldwide markets. All sales are currently made in U.S. dollars; however, a strengthening of the dollar could make our products less competitive in foreign markets. We have no foreign exchange contracts, option contracts or other foreign currency hedging arrangements.

Item 8. ***Financial Statements and Supplementary Data***

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Packeteer, Inc.:

We have audited the accompanying consolidated balance sheets of Packeteer, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive (loss) income, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Packeteer, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Mountain View, California
January 16, 2003

PACKETEER, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2002	December 31, 2001
	(In thousands, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 46,144	$ 50,009
Short-term investments	11,339	8,624
Accounts receivable, less allowance for doubtful accounts of $145, and $132, as of December 31, 2002 and 2001, respectively	7,145	5,772
Other receivables	410	183
Inventories	2,291	2,189
Prepaids and other current assets	1,302	1,038
Total current assets	68,631	67,815
Property and equipment, net	3,027	1,377
Long-term investments	7,991	3,588
Other assets	263	225
Total assets	$ 79,912	$ 73,005
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Line of credit	$ 1,000	$ 1,851
Current portion of capital lease obligations	598	748
Current portion of note payable	188	169
Accounts payable	1,352	2,282
Accrued compensation	3,452	2,082
Other accrued liabilities	3,408	3,854
Deferred revenue	5,968	4,106
Total current liabilities	15,966	15,092
Capital lease obligations, less current portion	405	958
Note payable, less current portion	140	331
Total liabilities	16,511	16,381
Commitments and contingencies (Notes 9 and 10)		
Stockholders' equity:		
Preferred stock, $0.001 par value; 5,000 shares authorized; no shares issued and outstanding as of December 31, 2002 and 2001, respectively	—	—
Common stock, $0.001 par value; 85,000 shares authorized; 30,599 and 29,951 shares issued and outstanding at December 31, 2002 and 2001, respectively	31	30
Additional paid-in capital	166,727	164,273
Deferred stock-based compensation	(19)	(400)
Accumulated other comprehensive income (loss)	165	(18)
Notes receivable from stockholders	(54)	(83)
Accumulated deficit	(103,449)	(107,178)
Total stockholders' equity	63,401	56,624
Total liabilities and stockholders' equity	$ 79,912	$ 73,005

See accompanying notes to consolidated financial statements.

PACKETEER, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2002	2001	2000
	(In thousands, except per share data)		
Net revenues:			
Product revenues	$47,192	$ 41,108	$ 38,118
Service revenues	7,822	5,553	2,979
Total net revenues	55,014	46,661	41,097
Cost of revenues:			
Product costs	9,816	10,860	10,718
Service costs	3,036	3,007	1,867
Amortization of acquired technology	—	1,199	678
Total cost of revenues	12,852	15,066	13,263
Gross profit	42,162	31,595	27,834
Operating expenses:			
Research and development, excluding amortization of stock-based compensation of $183, $663 and $558 for 2002, 2001 and 2000, respectively	10,694	11,697	8,760
Sales and marketing, excluding amortization of stock-based compensation of $151, $442 and $892 for 2002, 2001 and 2000, respectively	23,269	22,417	18,614
General and administrative, excluding amortization of stock-based compensation of $51, $128 and $233 for 2002, 2001, and 2000, respectively	4,585	5,704	4,824
Amortization of goodwill	—	11,017	6,424
Impairment of goodwill and intangibles	—	52,552	—
Amortization of stock-based compensation	385	1,233	1,683
Total operating expenses	38,933	104,620	40,305
Net income (loss) from operations	3,229	(73,025)	(12,471)
Interest and other income	1,392	3,170	4,020
Interest and other expense	(477)	(1,133)	(618)
Net income (loss) before income taxes	4,144	(70,988)	(9,069)
Provision for income taxes	415	—	300
Net income (loss)	$ 3,729	$(70,988)	$ (9,369)
Basic and diluted net income (loss) per share	$ 0.12	$ (2.40)	$ (0.35)
Shares used in computing basic net income (loss) per share	30,205	29,559	27,152
Shares used in computing diluted net income (loss) per share	30,718	29,559	27,152

See accompanying notes to consolidated financial statements.

PACKETEER, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE (LOSS) INCOME

	Common Stock		Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Notes Receivable from Stockholders	Accumulated Deficit	Total	Comprehensive (Loss) Income
	Shares	Amount							
					(In thousands)				
Balances as of December 31, 1999	26,792	$27	$ 88,848	$(2,138)	$ (58)	$(738)	$ (26,821)	$ 59,120	$ (26,879)
Stock-based compensation to non-employees	—	—	151	—	—	—	—	151	
Issuance of common stock upon exercise of stock options	694	—	2,045	—	—	—	—	2,045	
Charges in lieu of income taxes associated with alternative minimum income tax	—	—	300	—	—	—	—	300	
Issuance of common stock pursuant to Employee Stock Purchase Plan	98	—	1,303	—	—	—	—	1,303	
Issuance of common stock upon exercise of warrants, net	74	—	—	—	—	—	—	—	
Issuance of common stock and stock options related to the Workfire acquisition	1,806	2	69,498	—	—	—	—	69,500	
Repurchase of common stock	(30)	—	(27)	—	—	2	—	(25)	
Repayments of notes receivable from stockholders	—	—	—	—	—	550	—	550	
Deferred compensation related to stock options issued in the acquisition of Workfire	—	—	—	(1,109)	—	—	—	(1,109)	
Amortization of stock-based compensation	—	—	—	1,532	—	—	—	1,532	
Comprehensive loss:									
Unrealized gain on investment	—	—	—	—	135	—	—	135	135
Net loss	—	—	—	—	—	—	(9,369)	(9,369)	(9,369)
Comprehensive loss									(9,234)
Balances as of December 31, 2000	29,434	29	162,118	(1,715)	77	(186)	(36,190)	124,133	(36,113)
Stock-based compensation to non-employees	—	—	51	—	—	—	—	51	
Issuance of common stock upon exercise of stock options	401	1	840	—	—	—	—	841	
Issuance of common stock pursuant to Employee Stock Purchase Plan	141	—	1,437	—	—	—	—	1,437	
Repurchase of common stock	(25)	—	(40)	—	—	20	—	(20)	
Repayments of notes receivable from stockholders	—	—	—	—	—	83	—	83	
Amortization of stock-based compensation	—	—	—	1,182	—	—	—	1,182	
Reversal of unamortized deferred stock-based compensation for terminated employees	—	—	(133)	133	—	—	—	—	
Comprehensive loss:									
Unrealized gain on investments	—	—	—	—	10	—	—	10	10
Other	—	—	—	—	(105)	—	—	(105)	(105)
Net loss	—	—	—	—	—	—	(70,988)	(70,988)	(70,988)
Comprehensive loss									(71,083)
Balances as of December 31, 2001	29,951	30	164,273	(400)	(18)	(83)	(107,178)	56,624	(107,196)
Stock-based compensation to non-employees	—	—	4	—	—	—	—	4	
Issuance of common stock upon exercise of stock options	441	1	1,565	—	—	—	—	1,566	
Issuance of common stock pursuant to Employee Stock Purchase Plan	207	—	885	—	—	—	—	885	
Repayments of notes receivable from stockholders	—	—	—	—	—	29	—	29	
Amortization of stock-based compensation	—	—	—	381	—	—	—	381	
Comprehensive income:									
Unrealized gain on investments	—	—	—	—	78	—	—	78	78
Other	—	—	—	—	105	—	—	105	105
Net income	—	—	—	—	—	—	3,729	3,729	3,729
Comprehensive income									3,912
Balances as of December 31, 2002	30,599	$31	$166,727	$ (19)	$ 165	$ (54)	$(103,449)	$ 63,401	$(103,284)

See accompanying notes to consolidated financial statements

PACKETEER, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2002	2001	2000
	(In thousands)		
Cash flows from operating activities:			
Net income (loss)	$ 3,729	$(70,988)	$(9,369)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	1,270	1,910	1,181
Amortization of goodwill and other intangibles	—	12,263	7,128
Impairment of goodwill and other intangibles	—	52,552	—
Amortization of stock-based compensation	385	1,233	1,683
Other non-cash charges	105	86	79
Charges in lieu of income taxes associated with alternative minimum income tax	—	—	300
Changes in operating assets and liabilities:			
Accounts receivable	(1,373)	1,828	(3,954)
Other receivables	(227)	914	(1,062)
Inventories	(102)	365	(2,031)
Prepaids and other current assets	(264)	146	(668)
Accounts payable	(930)	88	432
Accrued compensation	1,370	(328)	930
Other accrued liabilities	(446)	(392)	2,131
Deferred revenue	1,862	739	2,155
Net cash provided by (used in) operating activities	5,379	416	(1,065)
Cash flows from investing activities:			
Purchases of property and equipment	(2,920)	(966)	(2,606)
Purchases of investments	(67,586)	(92,710)	(42,298)
Proceeds from sales and maturities of investments	60,546	118,441	50,104
Acquisition, net of cash acquired	—	—	(3,327)
Other assets	(38)	435	(427)
Net cash provided by (used in) investing activities	(9,998)	25,200	1,446
Cash flows from financing activities:			
Net proceeds from issuance of common stock	1,566	841	2,045
Sale of stock to employees under the ESPP	885	1,437	1,303
Proceeds from stockholders' notes receivable	29	83	550
Repurchase of common stock	—	(20)	(25)
Borrowings under line of credit	—	8,542	2,900
Repayments of line of credit	(851)	(10,370)	(1,111)
Proceeds from notes payable	—	551	—
Payments of notes payable	(172)	(101)	(2,629)
Proceeds from lease financing	—	—	1,500
Principal payments of capital lease obligations	(703)	(738)	(195)
Net cash provided by financing activities	754	225	4,338
Currency impact	—	(105)	—
Net increase (decrease) in cash and cash equivalents	(3,865)	25,736	4,719
Cash and cash equivalents at beginning of year	50,009	24,273	19,554
Cash and cash equivalents at end of year	$ 46,144	$ 50,009	$24,273
Supplemental disclosures of cash flow information:			
Cash paid during year for interest	$ 251	$ 543	$ 479
Cash paid during year for taxes	$ 89	$ 40	$ —
Non cash investing activities:			
Common stock issued in the Workfire acquisition	$ —	$ —	$64,300
Stock options assumed in the Workfire acquisition	$ —	$ —	$ 5,200

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Packeteer, Inc., along with its subsidiaries (collectively referred to herein as the "Company") provides application traffic management systems designed to enable enterprises to gain visibility and control for networked applications, extend network resources and align application performance with business priorities. For service providers, Packeteer systems provide a platform for delivering application-intelligent network services that control quality of service, expand revenue opportunities and offer compelling differentiation. The Company was incorporated on January 25, 1996, and commenced principal operations in 1997, at which time the Company began selling its products and related services. The Company currently markets and distributes its products via a worldwide network of resellers, distributors and systems integrators.

Basis of Preparation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain previously reported amounts have been reclassified to conform to the current presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to inventory valuation, valuation of long-lived assets, valuation allowances including sales return reserves and allowance for doubtful accounts, and other liabilities, specifically warranty reserves. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Product revenue consists primarily of sales of our PacketShaper and AppCelera products, which include hardware, as well as software licenses. Service revenue consists primarily of maintenance revenue and, to a lesser extent, training revenue.

The Company applies the provisions of Statement of Position 97-2, "Software Revenue Recognition," as amended by Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions," to all transactions involving the sale of hardware and software products. Revenue is generally recognized when all of the following criteria are met, as set forth in paragraph 8 of SOP 97-2:

- persuasive evidence of an arrangement exists,
- delivery has occurred,
- the fee is fixed or determinable, and
- collectibility is reasonably assured.

This standard revenue recognition policy includes modifications under certain circumstances as follows: Product revenue on sales to major new distributors are recorded based on sell-through to the end user customers until such time as the Company has established significant experience with the distributor's product exchange activity. Additionally, when the Company introduces new product into its distribution channel for which there is no historical customer demand or acceptance history, revenue is recognized on the basis of sell-through to end user customers until such time as demand or acceptance history has been established.

The Company has analyzed all of the elements included in its multiple element arrangements and has determined that it has sufficient vendor specific objective evidence (VSOE) of fair value to allocate revenue to the maintenance component of its product and to training. VSOE is based upon separate sales of maintenance renewals and training to customers. Accordingly, assuming other revenue recognition criteria are met, revenue from product sales is recognized upon delivery using the residual method in accordance with SOP 98-9. Revenue from maintenance is recognized ratably over the maintenance term and revenue from training is recognized when the training has taken place.

Sales Return Reserves

Management makes estimates of potential future product returns related to current period product revenue in accordance with SFAS 48, "Revenue Recognition When Right of Return Exists". These sales return reserves are recorded as a reduction to revenue. The Company's estimate for sales returns is based on its historical return rates.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reduces trade receivables to their net realizable value. When evaluating the adequacy of the allowance for doubtful accounts, management reviews the aged receivables on an account-by-account basis, taking into consideration such factors as age of the receivables, customer history and estimated continued credit-worthiness, as well as general economic and industry trends.

The following provides additional details on the allowance for doubtful accounts:

	Years Ended December 31,		
	2002	2001	2000
	(In thousands)		
Balance at beginning of year	$132	$ 223	$217
Provision, charged to general and administrative expense	12	15	16
Writeoffs, net of recoveries	1	(106)	(10)
Balance at end of year	$145	$ 132	$223

Cost Of Revenues

Cost of revenues consists primarily of costs of product, overhead and maintenance support costs. The Company provides currently for the estimated costs that may be incurred under product warranties when products are shipped.

Amortization of acquired technology is also included in total cost of revenues. During the third quarter of 2001, the Company performed an assessment of the carrying value of goodwill and other intangibles, including acquired technology. Based on this review, we recorded an impairment charge that included the unamortized portion of the acquired technology. For further discussion, see Goodwill and Other Intangible Assets below.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less from date of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash on deposit with banks, money market instruments and investments in commercial paper that are stated at costs which approximate fair market value.

Investments

Management determines the appropriate classification of investment securities at the time of purchase and reevaluates such designation as of each balance sheet date. As of December 31, 2002 and 2001, all investment securities are designated as "available-for-sale." Available-for-sale securities are carried at fair value based on quoted market prices, with the unrealized gains (losses) reported as a separate component of stockholders' equity. The cost of investments sold is determined on the specific identification method.

Inventories

Inventories consist primarily of finished goods and are stated at the lower of cost (on a first-in, first-out basis) or market. We record inventory reserves for excess and obsolete inventories based on historical usage and forecasted demand. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made.

Property and Equipment

Property and equipment, including equipment acquired under capital lease, are recorded at cost. Depreciation and amortization are provided using a straight-line method over the estimated useful lives of the assets, generally 18 months to four years. Leasehold improvements are amortized over the shorter of estimated useful lives of the assets or the lease term, generally five years.

The Company accounts for long-lived assets under SFAS 144, "Accounting for Impairment or Disposal of Long-Lived Assets". Under SFAS 144, the Company regularly performs reviews to determine if the carrying value of its long-lived assets is impaired. The purpose for the review is to identify any facts or circumstances, either internal or external, which indicate that the carrying value of the assets cannot be recovered. Such facts or circumstances might include significant underperformance relative to expected historical or projected future operating results or significant negative industry or economic trends. If such indicators are present, we determine whether the sum of the estimated undiscounted cash flows attributable to the assets in question is less than their carrying value. If less, we recognize an impairment loss based on the excess carrying amount of the assets over their respective fair values. If quoted market prices for assets are not available, the fair value is estimated based on the present value of expected future cash flows. The fair value of the asset then becomes the asset's new carrying value.

Advertising and Sales Promotion Costs

Advertising and sales promotion costs are expensed as incurred. These costs were $166,000, $345,000 and $316,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Goodwill and Other Intangible Assets

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" on January 1, 2002. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. As a result of the goodwill write-off in the third quarter of 2001, the adoption of SFAS No. 142 on January 1, 2002, had no effect on the Company's results of operations or financial position. SFAS No. 144 requires that long-lived assets be measured at the lower of their carrying amount or fair value, less cost to sell. Adoption of this statement did not have a material impact on the Company's results of operations or financial position.

Warranty Reserves

Upon shipment of products to its customers, the Company provides for the estimated cost to repair or replace products that may be returned under warranty. The Company's warranty period is typically 12 months from the date of shipment to the end user customer. For existing products, the reserve is estimated based on actual historical experience. For new products, the required reserve is based on historical experience of similar products until such time as sufficient historical data has been collected on the new product. Packeteer adopted the provisions of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others", in December 2002. For the required disclosures regarding a reconciliation of changes in the Company's product warranty liabilities see Note 9.

Research and Development Costs

Development costs incurred in the research and development of new products and enhancements to existing products are expensed as incurred. Costs for the development of new software products and enhancements to existing products are expensed as incurred until technological feasibility has been established, at which time any additional development costs would be capitalized in accordance with SFAS No. 86, "Accounting for Costs of Computer Software To Be Sold, Leased, or Otherwise Marketed." To date, the Company's software has been available for general release concurrent with the establishment of technological feasibility, and accordingly, no costs have been capitalized.

Concentrations of Credit and Business Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents, investments and accounts receivable. The Company's cash, cash equivalents and investments are maintained with highly accredited financial institutions and investments are placed with high quality issuers. The Company believes no significant concentration of credit risk exists with respect to these financial instruments. Concentrations of credit risk with respect to trade receivables are limited as the Company performs ongoing credit evaluations of its customers. Based on management's evaluation of potential credit losses, the Company believes its allowances for doubtful accounts are adequate.

The Company relies on one contract manufacturer for the production of its product. The inability of the manufacturer to fulfill supply requirements of the Company could negatively impact future results. If the Company's contract manufacturer cannot manufacture its products at required volumes, on a cost effective basis, in a timely manner, or at all, the Company will have to secure additional manufacturing capacity. Even if this additional capacity is available on commercially acceptable terms, the qualification process could be lengthy and could cause disruptions to shipments. The Company attempts to mitigate these risks by working closely with this manufacturer regarding production planning and product introduction timing. Additionally, the Company believes that it carries sufficient finished goods and semi-finished goods inventory to cover a portion of the transition lead-time if it needs to secure additional manufacturing capacity.

The Company's products, application traffic management systems, which are sold worldwide, are designed to resolve a broad spectrum of problems faced by enterprises and service providers. Accordingly, the Company's future success depends upon the capital spending patterns of such customers and the continued demand by such customers for the Company's products. The networking industry is characterized by rapidly changing technology, evolving industry standards, changes in end-user requirements and frequent new product introductions and enhancements.

The Company's continued success will depend upon its ability to enhance existing products and to develop and introduce, on a timely basis, new products and features that keep pace with technology developments and emerging industry standards. Furthermore, as a result of its international sales, the Company's operations are subject to risks of doing business abroad including, but not limited to, export duties, changes to import and export regulations, longer payment cycles, and greater difficulty in collecting accounts receivable. While to date these factors have not had an adverse material impact on the Company's consolidated results of operations, there can be no assurance that there will not be such an impact in the future.

We develop products in the United States and sell in North America, Asia, Europe and the rest of the world. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in world-wide markets. All sales are currently made in U.S. dollars; however, a strengthening of the dollar could make our products less competitive in foreign markets. We have no foreign exchange contracts, option contracts or other foreign currency hedging arrangements.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

Stock-Based Compensation

The Company's stock-based employee compensation plans are described more fully in Note 12 to the consolidated financial statements. The Company adopted SFAS 148, "Accounting for Stock-Based Compensation — Transition and Disclosure", which amended SFAS 123, "Accounting for Stock-Based Compensation", in December 2002. As permitted under SFAS 148, Packeteer has elected to continue to follow the intrinsic value method in accounting for its stock-based employee compensation arrangements. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	2002	2001	2000
		(In thousands, except per share data)	
Net income (loss) as reported	$ 3,729	$ (70,988)	$ (9,369)
Add: Stock-based compensation under APB 25	381	1,182	1,532
Deduct: Stock-based employee compensation expense determined under fair value-based method for all awards	(7,854)	(30,198)	(21,667)
Net loss pro forma	$(3,744)	$(100,004)	$(29,504)
Earnings per share:			
Basic and diluted — as reported	$ 0.12	$ (2.40)	$ (0.35)
Basic and diluted — pro forma	$ (0.12)	$ (3.38)	$ (1.09)

Compensation expense for pro forma purposes is reflected over the vesting period. Note 12 contains the significant assumptions used in determining the underlying fair value of options.

Foreign Currency Transactions

The Company's sales to international customers are U.S. dollar-denominated. As a result, there are no foreign currency gains or losses related to these transactions.

The functional currency for the Company's foreign subsidiaries is the U.S. dollar. Accordingly, the entities remeasure monetary assets and liabilities at period-end exchange rates, while non-monetary items are remeasured at historical rates. Income and expense accounts are remeasured at the average rates in effect during the year. Remeasurement adjustments are recognized in income as transaction gains or losses in the year of occurrence. To date, the effect of such amounts on net income has not been significant.

Other Comprehensive Income or Loss

The Company reports comprehensive income or loss in accordance with the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and loss and its components in financial statements. For the Company, the primary differences between reported net income (loss) and comprehensive income (loss) are unrealized gains or losses on securities available for sale. Tax effects of the components of other comprehensive income or loss are not considered material for any periods presented.

Net Income (Loss) Per Share

Basic net income (loss) per share has been computed using the weighted-average number of shares of common stock outstanding during the period, less the weighted-average number of shares of common stock that are subject to repurchase. Diluted net income (loss) per share has been computed using the weighted average number of common and potential common shares outstanding during the period. All warrants for common stock and outstanding stock options have been excluded from the calculation of diluted net loss per share for periods where their inclusion would be antidilutive.

The following table presents the calculation of basic and diluted net income (loss) per share:

	Years Ended December 31,		
	2002	2001	2000
	(In thousands, except per share amounts)		
Numerator:			
Net income (loss)	$ 3,729	$(70,988)	$(9,369)
Denominator:			
Basic:			
Weighted-average shares of common stock outstanding	30,206	29,578	27,452
Less: shares subject to repurchase	1	19	300
Basic weighted-average common shares outstanding	30,205	29,559	27,152
Diluted:			
Basic weighted-average common shares outstanding	30,205	29,559	27,152
Add: potentially dilutive common shares from stock options and shares subject to repurchase	513	—	—
Diluted weighted-average common shares	30,718	29,559	27,152
Basic and diluted net income (loss) per share	$ 0.12	$ (2.40)	$ (0.35)

The following table sets forth the potential common shares that were excluded from the net income (loss) computation as their effect would have been anti-dilutive.

	Years Ended December 31,		
	2002	2001	2000
	(In thousands)		
Shares issuable under stock options	1,881	3,216	3,848
Shares of unvested stock subject to repurchase	—	19	300
Shares issuable pursuant to warrants to purchase common stock	45	45	45
Shares held in escrow	—	—	183

For fiscal year 2002, certain employee stock options and warrants were excluded from the computation because the exercise price was greater that the average market price. For fiscal years, 2001 and 2000, all employee options and warrants were excluded from the computation as, due to the net losses, the effect would have been anti-dilutive.

Financial Instruments

The carrying value of cash, cash equivalents, accounts receivable, accounts payable and accrued expenses approximates their estimated fair value due to the relative short maturity of these instruments. The carrying value of long-term debt and capital lease obligations approximates estimated fair value based on the market interest rates available to the Company for debt of similar risk and maturities.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses the financial accounting and reporting for obligations and retirement costs related to the retirement of tangible long-lived assets. Packeteer is required to adopt SFAS 143 for our fiscal year beginning January 1, 2003. Adoption of this statement is not expected to have an impact on the Company's results of operations or financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated With Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and requires the costs to be recorded at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. Packeteer is required to adopt SFAS 146 for any exit or disposal activities initiated after December 31, 2002. At this time we do not believe the adoption of SFAS 146 will have a material impact on the Company's results of operations or financial condition.

In November 2002, the Emerging Issues Task Force (EITF) issued EITF 00-21, Revenue Arrangements with Multiple Deliverables". EITF 00-21 provides guidance on determining whether a revenue arrangement contains multiple deliverable items and if so, requires revenue be allocated amongst the different items based on fair value. EITF 00-21 also requires revenue on any item in a revenue arrangement with multiple deliverables not delivered completely must be deferred until delivery of the item is complete. EITF 00-21 is effective for all arrangements entered into in fiscal periods beginning after June 15, 2003. We have not yet determined the impact, if any this Statement will have on our consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities". FIN 46 requires consolidation of variable interest entities by the entity's primary beneficiary if the equity investors in the entity do not have the characteristics of a controlling financial interest or sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. FIN 46 must be applied beginning July 1, 2003 to variable entities existing prior to February 1, 2003. The adoption of FIN 46 will not have a material impact on the Company's results of operations or financial condition.

2. Acquisition

On September 13, 2000, Packeteer completed the acquisition of Workfire for a total purchase price of $72.8 million in a transaction accounted for as a purchase. Workfire develops software that delivers accelerated Internet services to Internet users. Packeteer exchanged 1,806,000 shares of Packeteer common stock with a fair value of $64.3 million for all of the outstanding stock of Workfire. Of the total common shares issued, 183,000 shares were placed in an escrow account to secure and collateralize the indemnification obligations of Workfire shareholders to Packeteer. Packeteer also assumed all of the outstanding stock options of Workfire with a fair value of approximately $5.2 million. The options were valued using the Black-Scholes option pricing model with the following assumptions: no dividends, 110% volatility, 4.5 years expected life, and 6.1% for the risk-free interest rate. In addition, Packeteer paid certain liabilities having an aggregate value of $1.8 million on behalf of Workfire.com, the sole shareholder of Workfire. There were also $1.5 million of direct transaction costs consisting primarily of professional fees related to this transaction.

The acquisition was accounted for under the purchase method of accounting in accordance with APB Opinion No. 16. Under the purchase method of accounting, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values. The results of operations for Workfire have been included with the Company's results since September 13, 2000.

The Company recognized stock-based compensation expense associated with unvested stock options issued to employees in conjunction with the acquisition. This amount is included as a component of stockholders' equity and is being amortized by charges to operations over the vesting period of the options, consistent with the method described in FIN No 28. Amortization of stock-based compensation associated with this acquisition totaled $153,000, $555,000 and $310,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The following is a summary of the Workfire purchase price allocation (in thousands):

Property and equipment	$ 349
Other assets	45
Lease obligations	(159)
Accounts payable	(696)
Deferred tax liability	(1,400)
Deferred stock-based compensation	1,109
Developed and core technology	7,194
Assembled workforce	281
Goodwill	66,104
Total	$72,287

The following unaudited pro forma summary represents the Company's consolidated results of operations for the year ended December 31, 2000 as if the preceding acquisition had been consummated at the beginning of fiscal 2000. The pro forma consolidated results of operations include certain pro forma adjustments, including amortization of goodwill and other intangible assets and amortization of deferred stock-based compensation.

Pro forma results for the year ended December 31, 2000 are as follows (in thousands, except per share data):

	2000
Revenues	$ 41,097
Net loss	(27,717)
Basic and diluted net loss per share	(0.98)

3. Goodwill and Other Intangible Assets — Adoption of FASB Statement 142

The following table presents the impact of SFAS No. 142, "Goodwill and Other Intangible Assets," on net income (loss) and net income (loss) per share had the standard been in effect for fiscal 2001 and 2000:

	Years Ended December 31,		
	2002	2001	2000
	(In thousands, except per share amounts)		
Reported net income (loss)	$3,729	$(70,988)	$(9,369)
Add back: Goodwill amortization	—	11,017	6,424
Adjusted net income (loss)	$3,729	$(59,971)	$(2,945)
Basic and diluted earnings per share:			
Reported net income (loss)	$ 0.12	$ (2.40)	$ (0.35)
Goodwill amortization	0.00	0.37	0.24
Adjusted net income (loss)	$ 0.12	$ (2.03)	$ (0.11)

During the third quarter of 2001, the Company performed an assessment of the carrying value of the goodwill and other intangible assets related to its acquisition of Workfire pursuant to the Company's stated policy. Management's determination of the existence of impairment indicators included continued general economic slowing, broad based declines in the values of networking technologies and a review of current, historical and future projections of cash flows related to these assets. The conclusion of the assessment was a determination that the carrying value of the goodwill and other intangible assets exceeded its fair value. The fair value was determined based on Company projections of the present value of future net cash flows to be generated over the expected lives of these assets. Accordingly, the Company recorded an impairment charge of $52.6 million during the third quarter of 2001 for the entire unamortized balance.

4. Financial Instruments

The Company's cash equivalents and investments consist of the following at December 31, 2002 and 2001:

	Available-For-Sale Securities			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(In thousands)		
DECEMBER 31, 2002				
Commercial paper, corporate bonds and notes and medium-term notes	$46,498	$ 12	$ —	$46,510
Total debt securities	46,498	12	—	46,510
Government securities	17,186	154	(1)	17,339
	$63,684	$166	$ (1)	$63,849
Amounts included in cash and cash equivalents	$44,518	$ 1	$ —	$44,519
Amounts included in short-term investments	11,245	94	—	11,339
Amounts included in long-term investments	7,921	71	(1)	7,991
	$63,684	$166	$ (1)	$63,849
DECEMBER 31, 2001				
Commercial paper, corporate bonds and notes and medium-term notes	$55,418	$141	$(56)	$55,503
Total debt securities	55,418	141	(56)	55,503
Government securities	4,993	2	—	4,995
	$60,411	$143	$(56)	$60,498
Amounts included in cash and cash equivalents	$48,336	$ 4	$(54)	$48,286
Amounts included in short-term investments	8,539	87	(2)	8,624
Amounts included in long-term investments	3,536	52	—	3,588
	$60,411	$143	$(56)	$60,498

The amortized cost and estimated fair value of the Company's investments as of December 31, 2002, shown by contractual maturity date, are as follows (in thousands):

	December 31, 2002	
	Amortized Cost	Fair Value
Mature in one year or less	$55,763	$55,858
Mature between one year through five years	7,921	7,991
	$63,684	$63,849

5. Inventories

Inventories consisted of the following at December 31 (in thousands):

	2002	2001
Components	$ 48	$ 71
Completed products	2,243	2,118
Inventories	$2,291	$2,189

6. Property and Equipment

Property and equipment consisted of the following at December 31 (in thousands):

	2002	2001
Computers and equipment	$3,118	$2,205
Equipment under capital lease	2,199	3,143
Furniture and fixtures	673	236
Leasehold improvements	1,540	79
	7,530	5,663
Less: accumulated depreciation and amortization	4,503	4,286
Property and equipment, net	$3,027	$1,377

Accumulated depreciation and amortization includes accumulated amortization of approximately $2.0 million and $2.7 million on equipment under capital lease as of December 31, 2002 and 2001, respectively.

7. Revolving Loan Agreement

In January 2002, the Company renewed a revolving loan agreement with a maximum line of credit of $10.0 million. Advances are limited to the lesser of the maximum line or the borrowing base, which is 80% of eligible domestic receivables and 90% of eligible international receivables. Additionally, the Company is required to maintain certain financial covenants related to working capital and quarterly net income (loss) amounts. The outstanding principal balance accrues interest at a per annum rate equal to the prime rate (which was 4.25% at December 31, 2002) and is secured by all present and future collateral of the Company. As of December 31, 2002, the outstanding balance on the line was $1.0 million. The agreement expires in May 2003. As of December 31, 2002 the Company was in compliance with all terms of the revolving loan agreement.

8. Note Payable

In August 2001, the Company secured a $551,000 equipment loan. Borrowings under this agreement are collateralized by the purchased equipment, bear interest at the rate of 11.1%, and are repayable in monthly installments over a three-year period. At December 31, 2002, approximately $328,000 was outstanding under this note.

9. Commitments

The Company leases its facility and certain equipment under non-cancelable lease agreements that expire at various dates through 2010. Rent expense was $1.8 million, $1.4 million, and $1.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. As of December 31, 2002, the future minimum rental payments under capital and operating leases are as follows (in thousands):

Years Ending December 31,	Capital Lease	Operating Lease
2003	$ 643	$1,365
2004	490	1,205
2005	—	1,211
2006	—	1,425
2007	—	1,195
Thereafter	—	201
Total future minimum lease payments	1,133	$6,602
Less amounts representing interest at 6.47%-12.00%	130	
Present value of future minimum lease payments under capital lease	1,003	
Less current portion	598	
Long-term portion	$ 405	

Packeteer has outstanding purchase order commitments for completed products of approximately $1.2 million at December 31, 2002. Packeteer expects the purchase orders to be fulfilled in the first quarter of 2003.

The Company records a liability for estimated warranty obligations at the date products are sold. Adjustments are made as new information becomes available. The provisions of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others", which Packeteer adopted in December 2002, require disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The following provides a reconciliation of changes in Packeteer's warranty reserve. The Company provides no other guarantees.

	For the Years Ended December 31,		
	2002	2001	2000
	(In thousands)		
Balance at beginning of year	$ 552	$ 577	$ 313
Provision for current year sales	227	531	747
Adjustments of prior accrual estimates	(128)	—	—
Warranty costs incurred	(367)	(556)	(483)
Balance at end of year	$ 284	$ 552	$ 577

10. Contingency

In November 2001, Packeteer, certain company officers and directors, and its underwriters were named as defendants in a securities class-action lawsuit filed in the United States District Court for the Southern District of New York. The complaint, captioned *Antoniono v. Packeteer, Inc. et. al.*, alleges violations of Sections 11, 12(a)2 and 15 of the Securities Act of 1933, as amended, Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder on behalf of a purported class of purchasers of Packeteer common stock between July 27, 1999 and December 6, 2000. The plaintiffs seek unspecified damages. Various plaintiffs have filed similar actions asserting virtually identical allegations against more than 300 other issuers. These cases have all been assigned to the Hon. Shira A. Scheindlin.

In October 2002, the plaintiffs agreed to dismiss the Company's officers and directors from the litigation without prejudice, in return for a tolling agreement. The Company moved to dismiss the claims against it. The Court recently denied the motion. As a result, the case may proceed to the discovery phase. We believe that we have meritorious defenses to the lawsuit and will defend ourselves vigorously in the litigation. We are not presently able to estimate the losses, if any, related to this lawsuit, and accordingly, as of December 31, 2002, no accrual for this contingency has been recorded.

The Company is routinely involved in legal and administrative proceedings incidental to its normal business activities and believes that these matters will not have a material adverse effect on financial position, results of operations or cash flows.

11. Income Taxes

Net income (loss) before income taxes is attributable to the following geographic locations for the periods ended December 31:

	2002	2001	2000
		(In thousands)	
United States	$(2,894)	$(10,939)	$(1,858)
Foreign	7,038	(60,049)	(7,211)
Net income (loss) before incomes taxes	$ 4,144	$(70,988)	$(9,069)

Our income tax provision for 2002 is primarily attributable to income taxes payable in foreign jurisdictions. The Company recorded no income tax provision or benefit in 2001, as the Company reported a net loss. The income tax provision of $300,000 for 2000 consists of charges in lieu of income taxes associated with alternative minimum tax.

The provision (benefit) for income taxes differs from the amount computed by applying the statutory federal tax rate to income (loss) before tax as follows (in thousands):

	2002	2001	2000
Federal tax at statutory rate	$ 1,409	$(24,136)	$(3,084)
State taxes	6	—	—
Deferred tax asset utilized	—	—	(4,465)
Operating loss not benefited	940	3,681	308
Non deductible expenses	43	21,652	2,226
Alternative minimum income tax	—	—	300
Imputed interest	—	—	102
Intercompany revenue	—	—	4,913
Foreign tax differential	(1,983)	(1,197)	—
Total provision for income taxes	$ 415	$ —	$ 300

The types of temporary differences that give rise to significant portions of the Company's net deferred tax assets are set forth below (in thousands):

	2002	2001
Deferred tax assets:		
Various accruals and reserves not deductible for tax purposes	$ 1,251	$ 1,274
Property and equipment	409	421
Net operating loss carryforwards	19,574	18,535
Tax credit carryforwards	2,853	2,237
Capitalized start-up expenditures	—	22
Gross deferred tax assets	24,087	22,489
Valuation allowance	(24,087)	(22,489)
Net deferred tax assets	$ —	$ —

The net change in the total valuation allowance was an increase of $1.6 million and $8.5 million for the years ended December 31, 2002 and 2001, respectively. Although we reported net income in fiscal 2002, the Company has previously reported net losses since inception, therefore it has provided a full valuation allowance on its deferred tax assets. Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded.

Approximately $9.5 million of the valuation allowance for deferred tax assets is attributable to employee stock option deductions, the benefit from which will be allocated to additional paid-in capital when and if subsequently realized.

Deferred tax liabilities have not been recognized for undistributed earnings of foreign subsidiaries because it is management's intention to indefinitely reinvest such undistributed earnings outside the U.S.

At December 31, 2002 the Company has net operating loss carryforwards for federal and California income tax purposes of approximately $52.3 million and $23.4 million, respectively. If not utilized, the federal net operating loss carryforwards will begin to expire in 2011, and the California net operating loss carryforwards will begin to expire in 2004. In addition, the Company had net operating loss carryforwards of approximately $753,000 for Canadian income tax purposes. If not utilized, these carryforwards will begin to expire in 2005. At December 31, 2002, the Company had federal and California research credit carryforwards of approximately $1.7 million each. If not utilized, the federal research credit carryforwards will begin to expire in 2011. The California research credit carryforwards can be carried forward indefinitely.

Federal and California tax laws impose substantial restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an "ownership change" as defined in Internal Revenue Code Section 382. The Company has not yet determined whether an ownership change has occurred due to significant stock transactions in the reporting years disclosed. If an ownership change occurred, utilization of the net operating loss carryforwards could be reduced significantly.

12. Stockholders' Equity

Preferred and Common Stock

The Company's Board of Directors has authorized 5.0 million shares of preferred stock. The authorized preferred stock shares are undesignated and the Board has the authority to issue and to determine the rights, preference and privileges thereof.

The Company's Board of Directors has authorized 85.0 million shares of common stock.

Warrants

As of December 31, 2002, 45,000 warrants to purchase common stock were outstanding and exercisable with a $6.25 average exercise price per share and an expiration date in May 2009.

1999 Employee Stock Purchase Plan

In May 1999, the Company's Board of Directors adopted the 1999 Employee Stock Purchase Plan (the "ESPP"). The ESPP became effective July 27, 1999. At that time, 500,000 shares were reserved for issuance under this plan. The number of shares reserved under this ESPP automatically increases annually beginning on January 1, 2000 by the lesser of one million shares or 2% of the total number of shares of common stock outstanding. The ESPP permits participants to purchase common stock through payroll deductions of up to 15% of an employee's compensation, including commissions, overtime, bonuses and other incentive compensation. The purchase price per share is equal to 85% of the fair market value per share on the participant's entry date into the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date. As of December 31, 2002, 447,000 shares had been issued under the plan and 1.8 million were available for future issuance. The fair value of the discount and look-back features are considered compensation for purposes of computing the Company's pro-forma earnings for stock based compensation.

1999 Stock Incentive Plan

The 1999 Stock Incentive Plan (the "1999 Plan") is intended to serve as the successor program to our 1996 Equity Incentive Plan (the "1996 Plan"). In May 1999, the Company's Board of Directors approved the 1999 Plan, which became effective on July 27, 1999, under which 900,000 shares were reserved for issuance. Previously, 515,000 shares were authorized under the 1996 Plan. In addition, any shares not issued under the 1996 Plan will also be available for grant under the 1999 Plan. The number of shares reserved under the 1999 Plan automatically increases annually beginning on January 1, 2000 by the lesser of three million shares or 5% of the total number of shares of common stock outstanding. Under the 1999 Plan, eligible individuals may be granted options to purchase common shares or may be issued shares of common stock directly. The 1999 Plan is administered by the Board of Directors, which sets the terms and conditions of the options. Non-statutory stock options and incentive stock options are exercisable at prices not less than 85% and 100%, respectively, of the fair value on the date of grant. The options become 25% vested one year after the date of grant with 1/48 per month vesting thereafter and expire at the end of 10 years from date of grant or sooner if terminated by the Board of Directors. The options may include a provision whereby the option holder may elect at any time to exercise the option prior to the full vesting of the option. Unvested shares so purchased shall be subject to a repurchase right by the Company at the original purchase price. Such right shall lapse at a rate equivalent to the vesting period of the original option. As of December 31, 2002, less than 1,000 shares were subject to repurchase.

In October 2001, the Company announced a voluntary stock option exchange program, or "Offer to Exchange", for all employees except executive officers. Under the program, these employees had the opportunity to cancel certain outstanding options previously granted to them that had an exercise price at or above $5.00 in exchange for an equal number of new options to be granted at a future date. The Offer to Exchange was outstanding until 5:00 p.m., Pacific Daylight Time on November 30, 2001 (the "Expiration Date"). The exercise price of the new options was to be equal to the fair market value of the Company's common stock on the date of grant, which was June 3, 2002. Participants electing to exchange any options were also required to exchange all options granted to him or her during the six months before the date of the Offer to Exchange and were precluded from receiving any options during the six months after the Expiration Date. Options totaling 1.5 million shares were canceled under this program in November 2001. Options totaling 1.4 million were reissued on June 3, 2002 at an option price of $6.10 per share, which was the fair market value on the date of grant.

A summary of stock option activity under 1996 and 1999 Plans follows:

	Available For Grant	Options Outstanding	
		Number of Shares	Weighted-Average Exercise Price
	(In thousands, except per share data)		
Balances as of December 31, 1999	1,155	2,727	5.68
Shares made available for grant	1,340	—	—
Repurchased	30	—	—
Granted	(2,043)	2,043	29.99
Exercised	—	(606)	3.07
Cancelled	316	(316)	16.70
Balances as of December 31, 2000	798	3,848	18.09
Shares made available for grant	1,474	—	—
Repurchased	25	—	—
Granted	(2,203)	2,203	9.84
Exercised	—	(395)	2.10
Cancelled	2,440	(2,440)	25.38
Balances as of December 31, 2001	2,534	3,216	8.88
Shares made available for grant	1,498	—	—
Granted	(2,420)	2,420	5.49
Exercised	—	(430)	3.59
Cancelled	196	(196)	6.87
Balances as of December 31, 2002	1,808	5,010	7.77

The following tables summarize information about stock options outstanding under the 1996 and 1999 Plans as of December 31, 2002 (in thousands, except per share data):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/02	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at 12/31/02	Weighted Average Exercise Price
$0.25-$3.13	294	5.14	$2.19	252	$2.68
$3.35-$3.50	1,194	7.92	3.50	563	3.50
$3.70-$4.71	787	8.84	4.65	220	4.68
$4.75-$6.06	287	9.03	5.13	66	5.06
$6.10	1,320	7.69	6.10	748	6.10
$6.13-$16.88	908	8.26	11.38	385	12.44
$48.06	220	7.07	48.06	160	48.06
$0.25-$48.06	5,010	7.93	7.77	2,394	8.74

	Years Ended December 31,					
	2002		2001		2000	
	Shares	Weighted-Average Fair Value	Shares	Weighted-Average Fair Value	Shares	Weighted-Average Fair Value
	(In thousands, except per share data)					
Weighted-average fair value of options granted during the year at market	2,420	$5.49	2,203	$9.84	1,888	$22.75
Weighted-average fair value of options granted during the year at less than market	—	—	—	—	155*	33.55

* These option grants relate to options assumed in the Workfire acquisition

In the year ended December 31, 2002, 10,250 shares were issued as a result of the exercise of non-plan options granted before the July 28, 1999 initial public offering. As of December 31, 2002, there were 61,000 non-plan options outstanding with a weighted average exercise price of $1.12 per share.

Stock-Based Compensation

In connection with options granted in fiscal years 1999 and 1998, the Company has recorded deferred stock-based compensation of $3.9 million and $787,000, respectively, representing the difference between the exercise price and the fair value of the Company's common stock at the date of grant. In fiscal year 2000, the Company recorded deferred stock-based compensation of $1.1 million related to employee options assumed in the Workfire acquisition. The amounts are being amortized over the vesting period for the individual options, generally four years. Amortization of stock-based compensation of $385,000, $1.2 million and $1.7 million was recognized during the years ended December 31, 2002, 2001 and 2000, respectively.

For proforma purposes, the fair value of the Company's stock option awards was estimated assuming no expected dividends and the following weighted-average assumptions for the years ended December 31:

	Options		
	2002	2001	2000
Expected life (years)	3	4	4
Expected volatility	124%	146%	137%
Risk-free interest rates	3.14%	3.16%	5.24%

To comply with pro forma reporting requirements of SFAS 123, compensation cost is also estimated for the fair value of ESPP issuances, which are included in the pro forma totals above. The fair value of purchase rights granted under the ESPP is estimated on the date of grant using the Black-Scholes option pricing model with the same expected volatility as the above assumptions, an expected life of 0.5 years and risk-free interest rates of 1.46%, 1.77% and 5.24% for the years 2002, 2001 and 2000, respectively. The weighted-average fair value of the purchase rights granted under the ESPP during fiscal 2002, 2001 and 2000 was $2.80, $7.50 and $19.00, respectively.

Comprehensive Income (Loss)

The following table reflects the accumulated balances of other comprehensive income (loss) in thousands:

	Gains (Losses) on Marketable Securities	Other Adjustments	Accumulated Other Comprehensive Income (Loss)
Balance December 31, 1999	$(58)	$ —	$(58)
Current year change	135	—	135
Balance December 31, 2000	77	—	77
Current year change	10	(105)	(95)
Balance December 31, 2001	87	(105)	(18)
Current year change	78	105	183
Balance December 31, 2002	$165	$ —	$165

Tax effects of the components of other comprehensive income or loss are not considered material for any periods presented.

13. 401(k) Plan

In 1997, the Company adopted a 401(k) plan ("401(k)"). Participation in the 401(k) is available to all employees. Entry date to the 401(k) is the first day of each month. Each participant may elect to contribute an amount up to 100% of his or her annual base salary plus commission and bonus, but not to exceed the statutory limit as prescribed by the Internal Revenue Code. The Company may make discretionary contributions to the 401(k). To date, no contributions have been made by the Company.

14. Segment Reporting

The Company has adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company's chief operating decision maker is considered to be the Company's CEO. The CEO reviews financial information presented on a consolidated basis substantially similar to the consolidated financial statements. Therefore, the Company has concluded that it operates in one segment and accordingly has provided only the required enterprise-wide disclosures.

The Company operates in the United States and internationally, and derives its revenue from the sale of products and software licenses and maintenance contracts related to these products. In 2002, three customers accounted for 21%, 13% and 11% of net revenues respectively. In 2001 and 2000, one customer accounted for 22% and 12% of net revenues, respectively. Sales outside of North America accounted for 58%, 55% and 54% of the Company's total revenues in 2002, 2001, and 2000, respectively.

Geographic Information

	Years Ended December 31,		
	2002	2001	2000
		(In thousands)	
Net revenues:			
North America	$23,109	$20,805	$18,791
Asia Pacific	17,997	12,106	11,608
Europe and rest of world	13,908	13,750	10,698
Net revenues	$55,014	$46,661	$41,097

Total net revenues reflect the destination of the product shipped.

Long-lived assets are primarily located in North America. Long-lived assets located outside North America are not significant.

15. Quarterly Results of Operations (Unaudited)

	2002 Quarter Ended			
	December 31,	September 30,	June 30,	March 31,
	(In thousands, except per share amounts)			
Net revenues	$15,626	$14,037	$13,110	$12,241
Gross profit	12,145	10,853	9,993	9,171
Net income (loss) from operations	1,888	1,078	354	(91)
Net income	1,868	1,248	499	114
Basic and diluted net income per share	0.06	0.04	0.02	0.00

	2001 Quarter Ended			
	December 31,	September 30,	June 30,	March 31,
	(In thousands, except per share amounts)			
Net revenues	$11,464	$ 10,928	$13,088	$11,181
Gross profit	8,497	7,770	8,556	6,772
Net loss from operations	(1,167)	(54,978)	(7,227)	(9,653)
Net loss	(833)	(54,282)	(6,454)	(9,419)
Basic and diluted net loss per share	(0.03)	(1.83)	(0.22)	(0.32)

Stockholder Information

Board of Directors

Hamid Ahmadi
Vice President,Research
AT&T Labs

Steven J. Campbell
Chairman of the Board
Packeteer, Inc.

Dave Côté
President and
Chief Executive Officer
Packeteer, Inc.

Craig W. Elliott
Former President and
Chief Executive Officer
Packeteer, Inc.

Brett D. Galloway
Co-founder Packeteer, Inc.
President and
Chief Executive Officer
AireSpace, Inc.

Joseph A. Graziano
Private Investor

L. William Krause
President
LWK Ventures

Peter Van Camp
Chairman and
Chief Executive Officer
Equinix, Inc.

Executive Officers

Dave Côté
President
Chief Executive Officer

Manuel R. Freitas
Vice President, Operations
and Customer Support

Robert W. Hon
Vice President, Engineering

Neil A. Sundstrom
Vice President,
World Wide Sales

David C. Yntema
Chief Financial Officer

Stock Listing

The Stock traded on the
Nasdaq National Market
Under the symbol: PKTR

World Wide Web

www.packeteer.com

Transfer Agent

Equiserve Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-301
Tel: 781-575-3400
http://www.equiserve.com

Independent Auditors

KPMG LLP
Mountain View, California

Legal Counsel

Gray Cary Ware &
Freidenrich LLP
Palo Alto, California



Packeteer, Inc.
10201 N. De Anza Blvd.
Cupertino, CA 95014
408.873.4400
www.packeteer.com

1878-AR-03